ggp evolving

2007 ANNUAL REPORT





reflect | and keep cool

GGP takes the quiet approach to using our massive scale to conserve energy. Customers probably won't notice changes like roofs that reflect heat and reduce air conditioning demand, lighting that's more efficient and architecture that maximizes the use of natural light. Nor are they aware of new heating and cooling systems that silently improve air quality while reducing energy consumption. But the environment certainly feels the difference. In 2007 GGP properties ramped up excitement while reducing energy use. For us, upon reflection, that's the coolest thing of all.

ggp | evolving

The people of General Growth Properties create and operate some of the most exciting, vibrant and entertaining shopping centers and planned communities in the world. But our passion is to think bigger—beyond the structures and property we own—to the environment we share and the communities we serve. In that spirit, GGP continuously finds situations where sustainability is as good for our business as it is for the environment. Staying true to our vision and values, using honest evaluations and the powerful multiplier of teamwork, GGP strives to evolve every area of our business.



Otay Ranch Town Center
Chula Vista (San Diego), California

dear shareholders | In 1970 the Beatles released the song *Revolution*. The lyrics included these phrases:

You say you want a revolution
Well, you know
We all want to change the world.

You tell me that it's evolution,
Well, you know
We all want to change the world.

General Growth Properties, Inc. (GGP) never set out to change the world, but for the last 53 years we have been uniquely positioned to help shape and evolve the retail world. That world is evolving more quickly and more dramatically than ever before. From the 1950s through the 1980s GGP was one of the driving forces behind the *era of development* in the shopping center industry. During this period *we could build it and they would come.* From the 1990s through 2004 GGP was a key participant in the consolidation of our industry. We acquired approximately 200 malls for approximately $30 billion. The common thread throughout these 50+ years is that we have always been about the mall. While we are still primarily about the mall, our strategy is to evolve our properties, support our employees and to continue to be one of the leading companies that will rapidly bring change to our industry and prepare it for the next 50 years.

Before I share the many things we are doing and planning to make our evolution a reality, I would like to review last year's financial performance. The year 2007 was another profitable one for the company. Since our initial public offering (IPO) in April 1993, GGP's per-share growth in FFO has increased at a rate of 15% compounded annually. Annual compounded total return for GGP's shareholders, including reinvested dividends, has been approximately 19% from the IPO through December 31, 2007, compared to 10% for the S&P 500 Cumulative Total Return Index and 10% for the NASDAQ during this same period.



simplify | and move forward

By developing mixed-use properties and master planned communities that combine residential, commercial, recreation and retail space, GGP creates pedestrian-friendly places. We put more of what people want within walking distance and include bike paths and walking trails that make leaving the car parked an attractive option. GGP continuously strives to maximize return on investment by developing efficient uses of space. It's simple, and it's moving forward.

In the past year GGP delivered:

- FFO per fully diluted share of $3.71.
- Total FFO for 2007 of approximately $1.1 billion.
- Total sales increase of 4.3%.
- Average sales per square foot of $462.
- Total prorata property revenues for 2007 of approximately $3.7 billion.
- Total prorata retail and other net operating income (NOI) of approximately $2.5 billion.
- An increase in year-end mall shop occupancy to 93.8%.

By all the measures mentioned above, our core retail business continued to improve in 2007. Unfortunately, the stock market took a different view of our performance. For only the second time in the last 14 years we did not deliver a stock price increase to our shareholders. However, our future remains full of positives and excitement as a result of our predictable and growing sales, occupancy and retail operating cash flows. The stock market has acknowledged and responded to these inherent qualities in the past. I look forward to its recognition again in the future.

The past is important, but I am much more focused on what we will do for you in the future. Major areas of evolution that will occur within GGP include:

- Project architecture.
- Mixed-use development (alternative real estate product types such as residential, hospitality and office).
- Master planned community development.
- Sustainability.
- International development and ownership of real estate.

How we design and develop shopping centers at GGP is constantly evolving. For over five decades we have developed and operated shopping centers serving communities throughout the United States, and now, countries around the world, specifically Brazil and Turkey. Each development project type, be it a new development, a renovation or an expansion, demands a special experience and a unique architectural design that integrates the project with its community.

company performance

The graph below compares the five-year cumulative total stockholder return assuming the investment of $100 on December 31, 2002 (and the reinvestment of dividends thereafter) in each of GGP's common stock, the S&P 500 Stock Index, the NAREIT All Equity REIT Index and GGP's peer group (the "Peer Group"). The Peer Group is comprised of CBL & Associates Properties, Inc., The Macerich Company, Taubman Centers, Inc., Pennsylvania Real Estate Investment Trust, Simon Property Group, Inc. and Glimcher Realty Trust. The comparisons in the graph are not intended to forecast the possible future performance of our common stock.

CUMULATIVE TOTAL RETURNS
as of December 31


400
350
300
250
200
150
100
50
GGP
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	**2007**
GGP	100.00	167.55	225.16	303.87	349.50	**284.76**
S&P 500	100.00	128.68	142.67	149.65	173.28	**182.81**
NAREIT All Equity REIT Index	100.00	137.14	180.45	202.40	273.31	**230.41**
Peer Group	100.00	145.00	209.68	244.83	326.54	**278.67**

The specific architectural design criteria of GGP's centers have evolved over the years. From the timeless contemporary architecture of Stonebriar Center, Frisco (Dallas), Texas, and the traditional warmth and comfort of Jordan Creek Town Center, West Des Moines, Iowa, to the thrilling elegance and sophistication of the Natick Collection, Natick (Boston), Massachusetts, the latest architecture style of GGP centers has set a new standard for retail design and place making.

A primary goal of the design process is to showcase our merchants and their merchandise. With an ever-changing world of retailers (both literally and figuratively) we have learned from the past as we move to the future. Through appropriate place making we are able to create shopping, dining and entertaining environments that create special places and experiences for our customers.

Beyond the shopping mall, GGP is also creating special places and experiences through the development of lifestyle shopping villages and mixed-use town centers. Although the fundamental retail design goals are the same for mixed-use town centers as for enclosed centers, these types of projects require more focus on blending the building design, landscape/streetscape delineation, day and night time lighting, environmental comfort, graphics and signage and community engagement through promotional activities such as farmers markets. The creation of appropriate public spaces for town squares, village greens, or civic plazas is paramount to solidifying these lifestyle villages and mixed-use town centers within their communities. Lifestyle centers such as the International Council of Shopping Center award-winning Shops at La Cantera, San Antonio, Texas, Pinnacle Hill Promenade, Rogers, Arkansas, and The Shops at Fallen Timbers, Maumee (Toledo), Ohio, are prime examples of GGP centers that effectively intertwine all of these elements into a successfully harmonized experience. Over the next few years and decades, mixed-use developments such as Summerlin Center, Summerlin (Las Vegas), Nevada, Cottonwood, Holladay (Salt Lake City), Utah, Bridgeland Town Center, Houston, Texas, and Ward Village, Honolulu, Hawaii will elevate GGP design and place making to an even higher level.

As the design and use of our properties evolve, there are many reasons to incorporate non-retail uses into our centers. Our world is driven by our customers' desires for a lifestyle that includes the convenience of housing, shopping and entertainment, integrated into a single and seamless setting.



sustain | and initiate change

With the simple decision to drop cardboard in a recycling compactor rather than a trash dumpster, GGP employees and retail partners save nearly a half million trees annually by diverting tons of paper from landfills. We continue to look for more ways to reap the financial and environmental benefits of reducing, reusing and recycling.

evolving

Demographics and psychographics tell us that by the year 2020:

- A 70% increase in the number of Americans between 50 and 65 years of age will result in over 78 million Americans in need of housing in mixed-use settings that offer convenience living.
- The *Back-to-the-City* movement will continue well into this century. Young professionals will continue to flock to downtown areas while empty-nest baby-boomers will continue to trade their suburban homes for the restaurants, theaters and walkable living of urban life.
- Three out of four households will have no children, thus fostering a desire for alternative ways to connect to their communities.
- Migrators both young and old will seek a less hectic lifestyle in beautiful, peaceful and scenic places. Cities and towns that offer new services in housing, recreation and more will prosper.
- *Hiving*, or the consumer's need for the warmth and pleasure of personal connections is reviving the demand for the courtyard apartment/condo building and homes with front porches.
- Increased demand for convenience will be a catalyst for the "City Lite" trend that offers attractive features like villas, shopping and a short walk to work, play, education or worship.

As a result of relatively low constructed densities, our properties have tremendous potential to adaptively reuse surface parking areas to meet many of the needs and changes described above. The most exciting news is that we can do this while creating value and increasing cash flow. These opportunities will enable us to extend our GGP vision of "People Creating Special Places and Experiences" beyond our retail properties to other asset classes. We will capture the enhanced combined value of place and experience distributed among multiple uses at the same time. This will raise our customer's perceived value of living in or visiting a GGP property. Instead of financial returns exclusively from retail, we will now profit from the aggregation of all of the highest and best uses we can accommodate on our properties. We will deliver financial premiums that are often associated with the transition from low-density suburban development patterns to higher-density urban developments.

How do we know we can achieve outsized financial results? The proof is in our existing projects. Hotels that are part of our master planned communities typically see average daily room rates (ADR) of up to 35% greater than

operating principles

GGP was founded on the following principles, which guide our daily business. We still strive to:

1. Maintain a clear focus on what we do best: create value and profit by acquiring, developing, renovating, and managing properties throughout the United States and internationally.

2. Make decisions with your money that we would make with our own. When we act, we are acting with our own money side by side with yours. We are partners with our shareholders.

3. Avoid actions based solely on our current stock price or for short-term results. We are in a long-term business. Our goal is to maximize and increase shareholder value.

4. Use appropriate reporting methods that accurately and meaningfully reflect the operating results of our company.

5. Distribute a low percentage of Funds From Operations (FFO). Undistributed FFO represents our least expensive form of capital. Depreciation in real estate requires that we have the funds available to reinvest to keep our properties interesting, appealing, and attractive to customers.

6. Keep sight of the reasons our community of shareholders and business partners are invested in us: performance, security, and liquidity. We will be candid in our reporting to you. We will be honest in telling you what is good in our business and what the challenges are. In a business that counts on the successful handling of details, we will work hard to keep your confidence as we tend to the details at hand.

free-standing hotels in the larger community. Occupancies tend to be 10-20% higher and revenue per available room averages between 20-40% higher. All these premiums add up to increased cash flow and higher property value.

GGP also has learned through experience that office tenants will pay a premium for space when it is integrated into high-quality mixed-use properties. At The Woodlands, Houston, Texas, we can achieve 10% greater rents than in the Houston area overall. Our occupancy rate is higher than the market average and we are entitled to build over six million square feet of additional office space within this community.

We also know that our customers will pay more for the opportunity to live in our attractive, high-quality mixed-use settings. Residential projects developed at The Woodlands sell for an average premium of approximately 180% compared to the overall Houston market. In addition, the rental units that have been developed at The Woodlands command a 45% premium versus the overall Houston marketplace. At Natick Collection, Natick (Boston), Massachusetts, we are achieving presale price premiums of 40% relative to the greater Boston market for the 250-unit condominium project we developed in conjunction with the addition of Neiman Marcus, Nordstrom and over 300,000 square feet of high-end specialty stores. In Hawaii, at Ala Moana Center, we determined that foreign residents are willing to pay up to a 50% price premium over the average one-bedroom condominium in Oahu, Hawaii. People are willing to pay more to be associated with the premium brand name Ala Moana. Full-time local residents who are potential buyers of two bedroom condominiums are willing to pay an additional 20% premium again to be associated with the Ala Moana brand name. We are well positioned to offer the best services to the people who want a more upscale lifestyle experience.

What is most exciting about this evolution is what it means for our future. At The Woodlands we can double the existing office space, triple the residential rental units, quadruple 'for sale' housing, add over 250 hotel rooms and increase retail space by almost 100%. In Columbia, Maryland, we are working to receive entitlements that could allow for over 5,000 new residential units and an additional 1 million square feet of new commercial space. In Summerlin, Nevada, we are currently entitled to develop over 10,000 new residential units and up to 5 million square feet of new commercial space. In Hawaii, Ward Center affords us an opportunity to completely rethink, reinvent and redesign



explore | and reach out

As GGP expands internationally, our philosophy of maximizing return on investment goes with us. With local partners, we opened properties in Rio de Janeiro and São Paulo, Brazil, and Eskisehir, Turkey. These global expansions provide outstanding opportunities to develop our international platform and strengthen relationships with international retailers. They also allow us to reach out to local leaders, exploring new ways we can serve abroad.

63 acres in the heart of Honolulu. Cottonwood Mall, Holladay, Utah, will be de-malled and replaced with approximately 500,000 square feet of new retail shops, 100,000 square feet of office buildings and over 500 residential units. These types of projects do not happen in one or two years—they can take up to 20 years to fully develop. This is a glimpse of our future. The potential is tremendous. Billions of dollars of additional long term value for GGP can be generated from these projects by creating hundreds of millions of dollars of additional property net operating income.

We are in the process of evolving into a company that will focus primarily on continually understanding our customers and the market trends that affect them. In the past our primary objective was to always develop the best retail use for our property. Today we are simply focused on what is THE best use for the property.

In determining the best use for our properties, we will take into consideration how to maintain a healthy environment and quality of life for future generations. This is one of the most important challenges we face, a challenge we must all rise to meet. It is not easy – nothing this important ever is. We all want an evolution, but evolutions take time.

GGP's commitment to sustainable design has never been stronger. We will continue to challenge our architects and engineers to provide environmentally sound, cost-effective designs that make our customers feel more comfortable, make operations more efficient for the property and for the benefit of mankind on this planet.

We will address this challenge through responsible use of natural resources and waste management. Our commitment is aligned with our enduring corporate values. Our stakeholders expect it, our long-term success as a company depends upon it, and we know it is simply the right thing to do.

As a real estate owner and developer with over 210 million square feet of property and millions more under development, GGP has a tremendous opportunity and responsibility to facilitate change in this area. We embrace sustainability as an intrinsic part of how we will do business, in the goals we set, the decisions we make and the processes, programs and places we develop and operate. These actions will improve our business, contribute to economic growth in our communities and create a model standard for peers and our society.


Leilani's

inspire | and enable

GGP employees' commitment to continuous improvement makes them natural advocates of environmentally friendly business practices. They challenge suppliers to offer new solutions, facilitate participation by the retailers, and exchange best practices to advance progress inside and out of GGP.

Over time we will continue to evolve and improve our efforts to:

- Conserve energy in the short term and explore renewable energy sources for the long term.
- Facilitate reuse and recycling of natural resources and synthetic materials.
- Design sites, structures and landscapes that are resource-efficient and environmentally responsible over their entire life cycle.
- Conserve water and contribute to clean water cycles.
- Find and use highly efficient, low-toxin materials, supplies and equipment that are produced and transported responsibly.
- Practice eco-friendly maintenance and cleaning.
- Optimize fuel efficiency and minimize pollutants from vehicle fleets.
- Utilize alternative transportation methods for mall security such a Segways and bicycles.
- Adopt virtual meeting technology to reduce travel-related emissions.
- Share meaningful improvements and lessons learned.

As we continue to build upon our existing sustainability goals and programs, we will carefully balance environmental benefit and financial commitment to ensure that our results are both positive and impactful.

We are creating positive, meaningful and profitable results in our international group. It is our mission to extend the company's successful U.S. presence by taking advantage of international real estate development and acquisition opportunities through partnering with successful international companies. We will build successful operating real estate platforms in various countries of the world that are likely to experience dynamic growth both in the near term and in the foreseeable future. Our reputation and expertise are highly desired throughout the world. This gives us a great competitive advantage in sourcing and executing deals.

Our initial focus as international owners and managers of shopping centers has been in Brazil. Our portfolio there continues to grow substantially in both sales productivity and operating cash flow. It still has great potential for even more growth in the future. We expect to see our Brazil portfolio increase in size significantly during the next three years through development, redevelopment and possible acquisitions. We currently have interests in 10 operating properties



left to right: John Bucksbaum, Robert Michaels, Jean Schlemmer, Bernard Freibaum and Matthew Bucksbaum in Grant Park, Chicago, Illinois.

(3.3 million square feet), four malls under construction (1.1 million square feet), and seven additional malls managed for others. Our Latin American properties have more than 2,500 stores and generate approximately $1.4 billion in sales. In just three years the value of our equity investment in Brazil has more than tripled. We will assess local market conditions and at the appropriate time determine if, and when, to enter the public markets in Brazil.

Turkey has also proven to be a solid foundation for our Eastern European investment strategy. Economic strength, solid Gross Domestic Product growth and reduced inflation, along with extremely favorable demographics and strong demand for mall properties, are the catalysts for GGP growth in Turkey. In October we opened Espark, a 600,000 square-foot regional mall located in Eskisehir. Two new developments, currently in the early stages of construction and planning, are Tatilya, located in Istanbul, and Mevlana, located in Antalya. In addition to these new developments, our substantial third party management platform should continue to grow.

As world commerce evolves, opportunities are created daily. The world we live in changes dramatically from moment to moment. Everything is accelerated. We recognize change and adapt to it. It takes a much different operating plan to achieve success today than in previous years. Throughout this letter I have shared with you the history of our company and our plan to evolve it. Shaping the retail world we live in is not easy, but this is what we do, and we do it well. Our company is blessed with great people and great properties located in great places. For over 50 years we have faced challenges and succeeded. We hope and expect to see our history of achievement repeated and replicated in the future.

You tell me that it's evolution,
Well, you know
We all want to change the world.

John Bucksbaum
Chairman and
Chief Executive Officer

Matthew Bucksbaum
Founder and
Chairman Emeritus

Robert Michaels
President and
Chief Operating Officer

Bernard Freibaum
Executive Vice President
and Chief Financial Officer

Jean Schlemmer
Chief Development Officer


SURF SHOP

Ala Moana Center
Honolulu, Hawaii

retail portfolio

ALABAMA

Century Plaza
Birmingham

Riverchase Galleria
Birmingham

ARIZONA

Arizona Center
Phoenix

Arrowhead Towne Center
Glendale (Phoenix)

Main Street Commons ■
Gilbert (Phoenix)

Mall at Sierra Vista
Sierra Vista

Park Place
Tucson

Park West
Peoria (Phoenix)

Superstition Springs Center
East Mesa (Phoenix)

Tucson Mall
Tucson

ARKANSAS

The Pines
Pine Bluff

Pinnacle Hills Promenade
Rogers

CALIFORNIA

Bayshore Mall
Eureka

Burbank Town Center □
Burbank (Los Angeles)

Chico Mall
Chico

Chula Vista Center
Chula Vista (San Diego)

Eastridge Mall
San Jose (San Francisco)

Galleria at Tyler
Riverside

Glendale Galleria
Glendale (Los Angeles)

Montclair Plaza
Montclair

Moreno Valley Mall
Moreno Valley

NewPark Mall
Newark

Northridge Fashion Center
Northridge (Los Angeles)

Otay Ranch Town Center
Chula Vista (San Diego)

Palladio at Broadstone ■
Folsom (Sacramento)

Redlands Mall
Redlands

The Shops at Tanforan □
San Bruno (San Francisco)

SouthBay Pavilion □
Carson (Los Angeles)

Southland Mall
Hayward (San Francisco)

Stonestown Galleria
San Francisco

Valley Plaza
Bakersfield

Visalia Mall
Visalia

West Valley Mall
Tracy

COLORADO

Chapel Hills Mall
Colorado Springs

Foothills Mall
Fort Collins

Park Meadows
Littleton (Denver)

Southwest Plaza
Littleton (Denver)

CONNECTICUT

Brass Mill Center
Waterbury

The Shoppes at Buckland Hills
Manchester

DELAWARE

Christiana Mall
Newark

FLORIDA

Altamonte Mall
Altamonte Springs (Orlando)

Bayside Marketplace
Miami

Coastland Center
Naples

Eagle Ridge Mall
Lake Wales

Festival Bay Mall □
Orlando

Governor's Square
Tallahassee

Lakeland Square Mall
Lakeland

Mizner Park
Boca Raton (Miami)

The Oaks Mall
Gainesville

Oviedo Marketplace
Oviedo (Orlando)

Pembroke Lakes Mall
Pembroke Pines (Miami)

Regency Square Mall
Jacksonville

University Mall ■
Tampa

Village of Merrick Park
Coral Gables (Miami)

West Oaks Mall
Ocoee (Orlando)

□ Managed only; no ownership interest

■ Leasing only; no ownership interest



Natick Collection
Natick (Boston), Massachusetts

GEORGIA

Augusta Mall
Augusta

Cumberland Mall
Atlanta

North Point Mall
Alpharetta (Atlanta)

Oglethorpe Mall
Savannah

Peachtree Mall
Columbus

Perimeter Mall
Atlanta

Southlake Mall
Morrow (Atlanta)

HAWAII

Ala Moana Center
Honolulu

Kings' Shops ■
Waikoloa

Prince Kuhio Plaza
Hilo

Queen Ka'ahumanu Center □
Kahului (Maui)

Queens' Marketplace ■
Waikoloa

Ward Centers
Honolulu

Whalers Village
Lahaina

Windward Mall □
Kaneohe

IDAHO

Boise Towne Square
Boise

Grand Teton Mall
Idaho Falls

Pine Ridge Mall
Chubbuck

Silver Lake Mall
Couer d'Alene

ILLINOIS

Ford City Mall □
Chicago

Golf Mill Shopping Center □
Niles (Chicago)

Market Place Shopping Center
Champaign

Northbrook Court
Northbrook (Chicago)

Oakbrook Center
Oak Brook (Chicago)

Spring Hill Mall
West Dundee (Chicago)

Water Tower Place
Chicago

INDIANA

Glenbrook Square
Fort Wayne

IOWA

Coral Ridge Mall
Coralville

Jordan Creek Town Center
West Des Moines

Mall of the Bluffs
Council Bluffs

Westdale Mall □
Cedar Rapids

KANSAS

Prairiefire at Lion'sGate ■
Overland Park

KENTUCKY

Florence Mall
Florence (Cincinnatti, OH)

Greenwood Mall
Bowling Green

Mall St. Matthews
Louisville

Oxmoor Center
Louisville

LOUISIANA

Alexandria Mall □
Alexandria

Mall of Louisiana
Baton Rouge

Mall St. Vincent
Shreveport

Oakwood Center
Gretna (New Orleans)

Pecanland Mall
Monroe

Pierre Bossier Mall
Bossier City

Riverwalk Marketplace
New Orleans

MAINE

The Maine Mall
South Portland

MARYLAND

The Gallery at Harborplace
Baltimore

Harborplace
Baltimore

Laurel Commons □
Laurel (Baltimore)

The Mall in Columbia
Columbia (Baltimore)

Mondawmin Mall
Baltimore

□ Managed only; no ownership interest

■ Leasing only; no ownership interest

Owings Mills Mall
Owings Mills (Baltimore)

The Shops at Georgetown Park □
District of Columbia

Towson Town Center
Towson (Baltimore)

The Village of Cross Keys
Baltimore

White Marsh Mall
Baltimore

MASSACHUSETTS

Faneuil Hall Marketplace
Boston

Natick Collection
Natick (Boston)

Silver City Galleria
Taunton

Swansea Mall □
Swansea

MICHIGAN

Adrian Mall □
Adrian

Bay City Mall
Bay City

Birchwood Mall
Port Huron

Centerpointe Mall □
Grand Rapids

The Crossroads
Portage

Grand Traverse Mall
Traverse City

Lakeside Mall
Sterling Heights (Detroit)

Lakeview Square
Battle Creek

Lansing Mall
Lansing

Novi Town Center □
Novi (Detroit)

RiverTown Crossings
Grandville (Grand Rapids)

Southland Center
Taylor (Detroit)

Westwood Mall
Jackson

MINNESOTA

Apache Mall
Rochester

Crossroads Center
St. Cloud

Eden Prairie Center
Eden Prairie (Minneapolis)

Knollwood Mall
St. Louis Park (Minneapolis)

Ridgedale Center
Minnetonka (Minneapolis)

River Hills Mall
Mankato

MISSOURI

Capital Mall
Jefferson City

Columbia Mall
Columbia

Lindbergh Town Center □
St. Ann (St. Louis)

Saint Louis Galleria
St. Louis

NEBRASKA

Oak View Mall
Omaha

Westroads Mall
Omaha

NEVADA

The Boulevard Mall
Las Vegas

Fashion Show
Las Vegas

The Grand Canal Shoppes
Las Vegas

Meadows Mall
Las Vegas

NEW HAMPSHIRE

Steeplegate Mall
Concord

NEW JERSEY

Bridgewater Commons
Bridgewater (New York, NY)

Paramus Park
Paramus (New York, NY)

Willowbrook Mall
Wayne (New York, NY)

Woodbridge Center
Woodbridge (New York, NY)

NEW MEXICO

Animas Valley Mall
Farmington

Coronado Center
Albuquerque

North Plains Mall
Clovis

Rio West Mall
Gallup

NEW YORK

St. Lawrence Centre □
Massena

South Street Seaport
New York

Staten Island Mall
Staten Island (New York)

□ Managed only; no ownership interest

■ Leasing only; no ownership interest

NORTH CAROLINA

Carolina Place Mall
Pineville (Charlotte)

Four Seasons Town Centre
Greensboro

The Streets at South Point
Durham

Valley Hills Mall
Hickory (Charlotte)

OHIO

Beachwood Place
Beachwood (Cleveland)

Colony Square Mall
Zanesville

Kenwood Towne Centre
Cincinnati

The Shops at Fallen Timbers
Maumee (Toledo)

OKLAHOMA

Quail Springs Mall
Oklahoma City

Sooner Mall
Norman (Oklahoma City)

Washington Park Mall
Bartlesville (Tulsa)

OREGON

Clackamas Town Center
Portland

Gateway Mall
Springfield

Pioneer Place
Portland

Rogue Valley Mall
Medford

Salem Center
Salem Center

PENNSYLVANIA

Neshaminy Mall
Bensalem (Philadelphia)

Park City Center
Lancaster

RHODE ISLAND

Providence Place
Providence

SOUTH CAROLINA

Columbiana Centre
Columbia

TENNESSEE

Kingsport Town Center □
Kingsport

Northgate Mall
Chattanooga

Stones River Mall □
Murfreesboro (Nashville)

TEXAS

Baybrook Mall
Friendswood (Houston)

Collin Creek
Plano (Dallas/Fort Worth)

Deerbrook Mall
Humble (Houston)

First Colony Mall
Sugar Land (Houston)

Galleria Dallas □
Dallas

Highland Mall
Austin

Hulen Mall
Fort Worth

North Star Mall
San Antonio

The Parks at Arlington
Arlington (Dallas/Fort Worth)

The Shops at La Cantera
San Antonio

Sikes Senter
Wichita Falls

Stonebriar Centre
Frisco (Dallas/Fort Worth)

Town East Mall
Mesquite (Dallas/Fort Worth)

Vista Ridge Mall
Lewisville (Dallas/Fort Worth)

Willowbrook Mall
Houston

The Woodlands Mall
The Woodlands (Houston)

UTAH

Cache Valley
Logan (Salt Lake City)

Cottonwood Mall
Holladay (Salt Lake City)

Fashion Place
Murray (Salt Lake City)

Newgate Mall
Ogden (Salt Lake City)

Provo Towne Centre
Provo

Red Cliffs Mall
St. George

VERMONT

Burlington Town Center
Burlington


FASHION
SHOW
LAS VEGAS
BEATLES
EVOLUTION
ULTRA LOUNGE
Abercrombie &

Fashion Show
Las Vegas, Nevada

VIRGINIA

Landmark Mall
Alexandria

Lynnhaven Mall
Virginia Beach

Piedmont Mall
Danville

Tysons Galleria
McLean

WASHINGTON

Alderwood
Lynnwood (Seattle)

Bellis Fair
Bellingham (Seattle)

NorthTown Mall
Spokane

SouthShore Mall
Aberdeen

Spokane Valley Mall
Spokane

Three Rivers Mall
Kelso

Westlake Center
Seattle

WISCONSIN

Fox River Mall
Appleton (Green Bay)

Mayfair
Wauwatosa (Milwaukee)

Oakwood Mall
Eau Claire

WYOMING

Eastridge Mall
Casper

White Mountain Mall
Rock Springs

MASTER PLANNED COMMUNITIES

Bridgeland
Houston, Texas

Columbia
Columbia, Maryland

Emerson
Howard County, Maryland

Fairwood
Fairwood, Maryland

Stone Lake
Laurel, Maryland

Summerlin
Las Vegas, Nevada

The Woodlands
Houston, Texas

INTERNATIONAL PROPERTIES

BRAZIL

Aeroclube Shopping & Office □
Salvador

Bangu Shopping
Rio de Janeiro

Floripa Shopping □
Santa Catarina

Jequitibá Plaza Shopping □
Itabuna

Moinhos Shopping □
Porto Alegre

Passeio Shopping □
Rio de Janeiro

Santa Cruz Shopping □
Rio de Janeiro

Santana Parque Shopping
São Paulo

Shopping Iguatemi Campina Grande
Paraíba

Shopping Iguatemi Feira de Santana □
Feira de Santana

Shopping Iguatemi Salvador
Salvador

Shopping Leblon
Rio de Janeiro

Shopping Taboão
São Paulo

Via Parque Shopping
Rio de Janeiro

TURKEY

Ankamall □
Ankara

CarrefourSA Maltepe Park □
Maltepe, Istanbul

Espark
Eskisehir

MetroCity □
Istanbul

Migros - Center Antalya □
Antalya

Migros - Center Beylikdüzü □
Beylikdüzü, Istanbul

Town Center □
Istanbul

□ Managed only; no ownership interest

■ Leasing only; no ownership interest



The Shoppes at Fallen Timbers
Maumee (Toledo), Ohio

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-11656

GENERAL GROWTH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**42-1283895**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
110 N. Wacker Dr., Chicago, IL	**60606**
(Address of principal executive offices)	*(Zip Code)*

(312) 960-5000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting Company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

On June 29, 2007, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the shares of common stock held by non-affiliates of the registrant was approximately $11.385 billion based upon the closing price of the common stock on the New York Stock Exchange composite tape on such date.

As of February 22, 2008, there were 243,937,426 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual stockholders meeting to be held on May 13, 2008 are incorporated by reference into Part III.

GENERAL GROWTH PROPERTIES, INC.

Annual Report on Form 10-K
December 31, 2007

TABLE OF CONTENTS

PART I

Item 1. *Business*

All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of General Growth Properties, Inc. ("GGP" or the "Company") as included in this Annual Report on Form 10-K ("Annual Report"). The descriptions included in such Notes are incorporated into the applicable Item response by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. The terms "we," "us" and "our" may also be used to refer to GGP and its subsidiaries. See also the Glossary at the end of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, for definitions of selected terms used in this Annual Report.

Overview

GGP is a self-administered and self-managed real estate investment trust, referred to as a "REIT." GGP is a Delaware corporation and was organized in 1986.

Our business is focused in two main areas:

- **Retail and Other.** includes the operation, development and management of retail and other rental property, primarily shopping centers

- **Master Planned Communities.** includes the development and sale of land, primarily in large-scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas

Substantially all of our business is conducted through GGP Limited Partnership ("the Operating Partnership" or "GGPLP"). We own one hundred percent of many of our properties and a majority or controlling interest of certain others. As a result, these properties are consolidated under generally accepted accounting principles ("GAAP") and we refer to them as the "Consolidated Properties." Some properties are held through joint venture entities in which we own a non-controlling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties." Collectively, we refer to the Consolidated Properties and Unconsolidated Properties as our "Company Portfolio."

We generally make all key strategic decisions for our Consolidated Properties. However, in connection with the Unconsolidated Properties, such strategic decisions are made with the respective stockholders, members or joint venture partners. We are also the asset manager for most of the Company Portfolio, executing the strategic decisions and overseeing the day-to-day property management functions, including operations, leasing, construction management, maintenance, accounting, marketing and promotional services. With respect to jointly owned properties, we generally conduct the management activities through one of our taxable REIT subsidiaries ("TRS"). As of December 31, 2007, we managed the properties for 19 of our unconsolidated joint ventures and 11 of our consolidated joint ventures. Our joint venture partners or other third parties managed 12 of our unconsolidated joint ventures and one of our consolidated joint ventures.

On July 6, 2007, we acquired the fifty percent interest owned by New York State Common Retirement Fund ("NYSCRF") in the GGP/Homart I portfolio of 19 regional shopping malls, one community center and three regional shopping malls owned with joint venture partners pursuant to an election by NYSCRF to exercise its exchange right with respect to its ownership in GGP/Homart I (the "Homart I acquisition" — Note 3). As a result of the purchase, we acquired 100% control of 20 of the 23 properties formerly held by GGP/Homart I and such properties have been fully consolidated into our operations as of the purchase date. The remaining three properties were unconsolidated with respect to GGP/Homart I and, accordingly, are now unconsolidated with respect to the Company.

General Development of Business

Prior to the acquisition of The Rouse Company (the "TRC Merger") in November 2004, acquisitions had been a key contributor to our growth. Since 2005, with the exception of the Homart I acquisition, acquisitions have been minimal and our operational focus has been on the following:

- Development projects, including new development and redevelopment and expansion of existing properties. In September 2007, we opened Natick Collection in Natick, Massachusetts. Natick Collection, which is the largest mall in New England, is anchored by Nordstrom, Neiman Marcus, JC Penney, Lord & Taylor, Macy's and Sears and includes retail, dining and recreation. Additionally, we opened The Shops at Fallen Timbers in Maumee, Ohio in October 2007. This open-air center includes approximately one million square feet of retail, dining and entertainment space. Anchors include Dillard's, JC Penney, Barnes and Noble and a multi-screen theater. In November 2007, we opened Park West in Peoria, Arizona. This open-air shopping, dining and entertainment center is anchored by a 16-screen Harkins Theatre. During 2007, including Natick Collection, The Shops at Fallen Timbers and Park West, we completed 39 projects with total costs of more than $1.16 billion. Unlike prior years when our developments consisted almost exclusively of traditional shopping malls, our current development activity includes alternative uses and densification. Certain of our current developments include residential and hotel space. Development expenditures, including new developments, redevelopments and expansions were approximately $790 million in 2007 and are expected to approximate $2.10 billion in 2008 through 2011.
- Increasing net operating income ("NOI") at our existing retail operations through proactive property management and leasing and through operating cost reductions. Specific actions to increase productivity of our properties have included changing the tenant mix, increasing alternative sources of revenue and integrating new retail formats such as power, lifestyle and mixed use centers.
- Increasing our international focus, which includes both attracting international retailers into our existing domestic centers and investing in retail properties overseas. At December 31, 2007, we had investments of approximately $237.1 million relating to our joint ventures in Brazil, Turkey and Costa Rica. During 2007 we opened Espark in Eskisehir, Turkey, Bangu Shopping in Rio de Janeiro, Brazil and Santana Parque Shopping in Sao Paulo, Brazil. Our joint venture in Brazil have ownership interests in ten operating retail centers, one third-party management company, and four retail centers under development and our joint ventures in Turkey own a third party management company, one operating retail center and two retail centers under development.
- Management and refinancing of our current debt.

Financial Information About Industry Segments

Reference is made to Note 16 for information regarding our segments.

Narrative Description of Business

Retail and Other Segment

Our Retail and Other segment consists of retail centers, office and industrial buildings and mixed-use and other properties.

Retail Portfolio

The Retail Portfolio is comprised primarily of regional shopping centers, but also includes festival market places, urban mixed-use centers and strip/community centers. Most of our shopping centers are strategically located in major and middle markets where they have strong competitive positions. Most of these properties contain at least one major department store as an Anchor. As of December 31, 2007, we had ownership interest in or management responsibility for a portfolio of over 200 regional shopping malls in 45 states. We also own non-controlling interests in various international joint ventures in Brazil, Turkey and Costa Rica. We believe the Retail Portfolio's geographic diversification should mitigate the effects of regional economic conditions and local factors.

A detailed listing of the principal properties in our Retail Portfolio is included in Item 2 of this Annual Report.

The majority of the income from the properties in the Retail Portfolio is derived from rents received through long-term leases with retail tenants. These long-term leases generally require the tenants to pay base rent which is a fixed amount specified in the lease. The base rent is often subject to scheduled increases during the term of the lease. Another component of income is overage rent. Overage rent is paid by a tenant generally if its sales exceed an agreed upon minimum amount. Overage rent is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease, the majority of which is earned in the fourth quarter. Our leases include both a base rent component and a component which requires tenants to pay amounts related to all, or substantially all, of their share of real estate taxes and certain property operating expenses, including common area maintenance and insurance. The portion of these leases attributable to real estate tax and operating expense recoveries are recorded as "Tenant recoveries."

The following table reflects retail tenant representation by category for the domestic Consolidated Properties as of December 31, 2007. In general, similar percentages existed for the Unconsolidated Properties.

Category	% of Square Feet	Representative Tenants
Specialty (includes personal services)	22%	Lenscrafters, Mastercuts, Mia & Maxx, Pearl Vision, The Picture People, Regis
Family Apparel (includes unisex)	15	Aerie, Banana Republic, Eddie Bauer, Express, Gap, J. Crew, Lululemon, Athletica, MW Tux, Old Navy, S & K Menswear
Women's Apparel	13	Ann Taylor, bebe, Chico's, Christopher & Banks, Coldwater Creek, H&M, J. Jill, Lane Bryant, Lucy, New York & Co., Talbot's, Victoria's Secret
Teen Apparel	11	Abercrombie & Fitch, Aeropostale, American Eagle Forever 21, Hollister & Co., Hot Topic, Limited Too, Pac Sun, Zumiez
Shoes	8	Aldo, Champ's, Easy Spirit, Finish Line, FootLocker, Journeys, Nine West, Payless Shoesource, Shoe Dept.
Restaurants	7	Applebee's, Cheesecake Factory, Maggiano's, Panera Bread, PF Chang's, Red Robin, Ruby Tuesday, TGI Friday's
Home Entertainment and Electronics	4	Apple Computer, Brookstone, EB Games, FYE, Gamestop, Radio Shack, Ritz Camera, Suncoast
Home Furnishings	4	Crate & Barrel, Kirkland's, Pottery Barn, Select Comfort, Williams-Sonoma, Z Gallerie
Sporting Goods	3	Dick's Sporting Goods, Hibbett's, MC Sports, Pro Image, Scheel's All Sports
Gifts (includes stationery, cards, gifts and novelty)	3	Carlton Cards, Hallmark, Papyrus, Spencer Gifts, Things Remembered, Yankee Candle
Jewelry	2	Bailey, Banks, & Biddle, Ben Bridge Jewelers, Helzberg Diamonds, Kay Jewelers, Piercing Pagoda, Whitehall Co. Jewellers, Zales Jewelers
Children's Merchandise	2	Abercrombie Kids, Build-A-Bear Workshop, Children's Place, Club Libby Lu, Gap Kids, Gymboree, Janie & Jack, Stride Rite
Fast Food/Food Court	2	Arby's, Auntie Anne's, Chick-Fil-A, McDonald's, Sbarro, Subway, Taco Bell

Category	% of Square Feet	Representative Tenants
Personal Care	2	Aveda, Bath & Body Works, Bare Essentials, Crabtree & Evelyn, M.A.C., L'Occitane, Origins, Sephora, Trade Secret
Specialty Food (includes health, candy and coffee)	2	Gloria Jean's Gourmet Coffee, GNC, Godiva Chocolatier, Rocky Mountain Chocolate Factory, Starbucks, Teavana, Vitamin World
TOTAL	100%	

As of December 31, 2007, our largest tenant (based on common parent ownership) accounted for approximately 4% of consolidated rents.

Other Office, Industrial and Mixed-Use Buildings

Office and other properties are located primarily in the Baltimore/Washington, D.C. and Las Vegas markets or are components of large-scale mixed-use properties (which include retail, parking and other uses) located in other urban markets. Including properties adjacent to our retail centers, we own approximately eight million square feet of leasable office and industrial space.

Master Planned Communities Segment

The Master Planned Communities segment is comprised primarily of the following large-scale, long-term community development projects:

		As of December 31, 2007	
Project	Location	Total Gross Acres(1)	Remaining Saleable Acres(2)
Maryland communities(3)	Baltimore and Prince George's County, Maryland/Washington D.C. corridor	19,100	588
Summerlin	Northwest of Las Vegas, Nevada	22,500	7,682
Bridgeland	Western Houston, Texas	11,400	7,287
Woodlands(4)	Houston, Texas	28,400	2,571

(1) Total Gross Acres encompasses all of the land located within the borders of the Master Planned Community, including parcels already sold, saleable parcels and non-saleable areas, such as roads, parks and recreation and conservation areas.

(2) Remaining Saleable Acres includes only parcels that are intended for sale. Remaining saleable acres is likely to change over time as the master plan for a particular project is developed over time.

(3) Maryland communities includes Columbia and Fairwood.

(4) We own 52.5% of Woodlands. Total gross acres and remaining saleable acres represent 100% of the project.

We develop and sell land in these communities to builders and other developers for residential, commercial and other uses. Additionally, certain saleable land within these properties may be transferred to our Retail and Other segment to be developed as commercial properties for either our own use or to be operated as investment rental property. Finally, our one residential condominium project under construction has been reflected within this segment.

Other Business Information

Competition

The nature and extent of the competition we face varies from property to property within each segment of our business. In our Retail and Other segment, our direct competitors include other publicly-traded retail mall development and operating companies, retail real estate companies, commercial property developers and other owners of retail real estate that engage in similar businesses.

Within our Retail Portfolio, we compete for retail tenants. We believe the principal factors that retailers consider in making their leasing decision include:

- Consumer demographics
- Quality, design and location of properties
- Total number and geographic distribution of properties
- Diversity of retailers and anchor tenants at shopping center locations
- Management and operational expertise
- Rental rates

Based on these criteria, we believe that the size and scope of our property portfolio, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for retail tenants in our local markets. Because our revenue potential is linked to the success of our retailers, we indirectly share exposure to the same competitive factors that our retail tenants experience in their respective markets when trying to attract individual shoppers. These dynamics include general competition from other regional shopping centers, including outlet malls and other discount shopping centers, as well as competition with discount shopping clubs, catalog companies, internet sales and telemarketing.

We also compete to acquire land for new site development and to acquire existing retail properties. We believe that we have a competitive advantage with respect to acquisitions for the following reasons:

- Subject to certain limitations, the funds necessary for cash acquisitions are available to us from a combination of sources, including mortgage or unsecured financing, joint venture equity, the issuance of company level public or private debt, equity or hybrid securities.
- We have the flexibility to pay for an acquisition with a combination of cash, GGP equity securities or common or preferred units of limited partnership interest in the Operating Partnership. This last approach may create the opportunity for a tax-advantaged transaction for the seller.
- Our expertise allows us to evaluate proposed acquisitions of existing retail properties for their increased profit potential through expansion, remodeling, re-merchandising and more efficient management of the property.

With respect to our office and other properties, we experience competition in the development and management of our properties similar to that of our Retail Portfolio. Prospective tenants generally consider quality and appearance, amenities, location relative to other commercial activity and price in determining the attractiveness of our properties. Based on the quality and location of our properties, which are generally in urban markets or are concentrated in the commercial centers of our master planned communities, we believe that our properties are viewed favorably among prospective tenants.

In our Master Planned Communities segment, we compete with other landholders and residential and commercial property developers in the development of properties within the Baltimore/Washington, D.C., Las Vegas and Houston markets. Significant factors affecting our competition in this business include:

- The size and scope of our master planned communities
- The recreational and cultural amenities available within the communities
- The commercial centers in the communities
- Our relationships with homebuilders
- The proximity to major metropolitan areas

We believe our projects offer significant advantages when viewed against these criteria.

Environmental Matters

Under various Federal, state and local laws and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with our ownership and operation of our properties, we, or the relevant joint venture through which the property is owned, may be potentially liable for such costs.

Substantially all of our properties have been subject to Phase I environmental assessments, which are intended to evaluate the environmental condition of the surveyed and surrounding properties. The Phase I environmental assessments included a historical review, a public records review, a preliminary investigation of the site and surrounding properties, screening for the presence of asbestos, polychlorinated biphenyls ("PCBs") and underground storage tanks and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations. A Phase II assessment, when necessary, was conducted to further investigate any issues raised by the Phase I assessment. In each case where Phase I and/or Phase II assessments resulted in specific recommendations for remedial actions required by law, management has either taken or scheduled the recommended action.

Neither the Phase I nor the Phase II assessments have revealed any environmental liability that we believe would have a material effect on our overall business, financial condition or results of operations. Nevertheless, it is possible that these assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, no assurances can be given that future laws, ordinances or regulations will not impose any material environmental liability or the current environmental condition of our properties will not be adversely affected by tenants and occupants of the properties, by the condition of properties in the vicinity of our properties (such as the presence on such properties of underground storage tanks) or by third parties unrelated to us.

Future development opportunities may require additional capital and other expenditures in order to comply with Federal, state and local statutes and regulations relating to the protection of the environment. We cannot predict with any certainty the magnitude of any such expenditures or the long-range effect, if any, on our operations. Compliance with such laws has had no material adverse effect on our operating results or competitive position in the past.

Employees

As of February 18, 2008, we had approximately 4,200 employees.

Qualification as a Real Estate Investment Trust and Taxability of Distributions

GGP currently qualifies as a real estate investment trust pursuant to the requirements contained in Sections 856-858 of the Internal Revenue Code of 1986, as amended (the "Code"). If, as we contemplate, such qualification continues, GGP will not be subject to Federal tax on its real estate investment trust taxable income. During 2007, GGP met its distribution requirements to its common stockholders as provided for in Section 857 of the Code.

Available Information

Our Internet website address is www.ggp.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available and may be accessed free of charge through the Investment section of our Internet website under the Shareholder Info subsection, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. Our Internet website and information contained therein or connected thereto are not intended to be incorporated into this Annual Report.

Item 1A. *Risk Factors*

Risks Related to Real Estate Investments

We invest primarily in regional shopping centers and other properties, which are subject to a number of significant risks which are beyond our control

Real property investments are subject to varying degrees of risk that may affect the ability of our properties to generate sufficient revenues. A number of factors may decrease the income generated by a retail property, including:

- The regional and local economy, which may be negatively impacted by plant closings, industry slowdowns, adverse weather conditions, natural disasters and other factors
- Local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants
- Perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property
- The convenience and quality of competing retail properties and other retailing options such as the internet
- Changes in laws and regulations applicable to real property, including tax and zoning laws
- Changes in interest rate levels and the availability and cost of financing

Our Master Planned Communities are also affected by some of the above factors, as well as the significant weakening of the housing market which began in 2007 and is expected to continue in 2008.

If we are unable to generate sufficient revenue from our properties, including those held by joint ventures, we will be unable to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions from our joint ventures and then, in turn, to our stockholders.

We depend on leasing space to tenants on economically favorable terms and collecting rent from these tenants, who may not be able to pay

Our results of operations will depend on our ability to continue to lease space in our properties on economically favorable terms. If the sales of stores operating in our centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales. If our tenants' sales decline, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In addition, as substantially all of our income is derived from rentals of real property, our income and cash available for distribution to our stockholders would be adversely affected if a significant number of tenants were unable to meet their obligations to us. During times of economic recession, these risks will increase.

Bankruptcy or store closures of tenants may decrease our revenues and available cash

Our leases generally do not contain provisions designed to ensure the creditworthiness of the tenant, and a number of companies in the retail industry, including some of our tenants, have declared bankruptcy or voluntarily closed certain of their stores in recent years. The bankruptcy or closure of a major tenant, particularly an Anchor tenant, may have a material adverse effect on the retail properties affected and the income produced by these properties and may make it substantially more difficult to lease the remainder of the affected retail properties. As a result, the bankruptcy or closure of a major tenant and potential additional closures as a result of co-tenancy requirements could result in a lower level of revenues and cash available for distribution to our stockholders.

We may be negatively impacted by department store consolidations and declines in the sales productivity of department stores

Department store consolidations, such as Federated's acquisition of May Department Stores and the break up of Saks Holdings, Inc., as well as declining sales productivity in certain instances, are resulting in the closure of existing department stores and we may be unable to re-lease this area or to re-lease it on comparable or more favorable terms. Other tenants may be entitled to modify the terms of their existing leases, including those pertaining to rent payment, in the event of such closures. Additionally, department store closures could result in decreased customer traffic which could lead to decreased sales at other stores. Consolidations may also negatively affect current and future development and redevelopment projects.

It may be difficult to buy and sell real estate quickly, and transfer restrictions apply to some of our properties

Equity real estate investments are relatively illiquid, and this characteristic tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available for distribution to our stockholders would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available for distribution to our stockholders. In certain transactions, if persons selling properties to us wish to defer the payment of taxes on the sales proceeds, we are likely to pay them in units of limited partnership interest in the Operating Partnership. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

Risks Related to Our Business

We develop and expand properties, and this activity is subject to various risks

We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:

- We may abandon development or expansion activities already under way, which may result in additional cost recognition
- Construction costs of a project may exceed original estimates or available financing, possibly making the project unfeasible or unprofitable
- We may not be able to obtain financing or refinance construction loans, which generally have full recourse to us
- We may not be able to obtain zoning, occupancy or other required governmental permits and authorizations
- Occupancy rates and rents at a completed project may not meet projections and, therefore, the project may not be profitable
- We may not be able to obtain Anchor, mortgage lender and property partner approvals, if applicable, for expansion or redevelopment activities

If a development project is unsuccessful, our investment in the project may not be fully recoverable from future operations or sale.

We may incur costs to comply with environmental laws

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for some of our redevelopments and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of our properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

Our properties have been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs to us.

We are in a competitive business

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from retailers at other regional shopping centers, including outlet malls and other discount shopping centers, discount shopping clubs, catalog companies, internet sales and telemarketing. Competition of this type could adversely affect our revenues and cash available for distribution to our stockholders.

We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms and private institutional investors. This competition may impair our ability to make suitable property acquisitions on favorable terms in the future.

Some of our properties are subject to potential natural or other disasters

A number of our properties are located in areas which are subject to natural disasters. For example, two of our properties, located in the New Orleans area, suffered major hurricane and/or vandalism damage in 2005. It is uncertain as to whether the New Orleans area will recover to its prior economic strength. In addition, many of our properties are located in coastal regions, and would therefore be effected by any future increases in sea levels or in the frequency or severity of hurricanes and tropical storms, whether such increases are caused by global climate changes or other factors.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations

Future terrorist attacks in the United States, and other acts of violence, including terrorism or war, might result in declining economic activity, which could harm the demand for goods and services offered by our tenants and the value of our properties and might adversely affect the value of an investment in our securities. A decrease in retail demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates. Terrorist activities or violence also could directly affect the value of our properties through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower, or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that our tenants are affected by future attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. These acts might erode business and consumer confidence and spending, and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

Some potential losses are not insured

We carry comprehensive liability, fire, flood, earthquake, terrorism, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, which generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

Inflation may adversely affect our financial condition and results of operations

Should inflation increase in the future, we may experience any or all of the following:

- Decreasing tenant sales as a result of decreased consumer spending which could result in lower overage rents
- Difficulty in replacing or renewing expiring leases with new leases at higher base and/or overage rents
- An inability to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance

Inflation also poses a potential threat to us due to the probability of future increases in interest rates. Such increases would adversely impact us due to our outstanding variable-rate debt as well as result in higher interest rates on new fixed-rate debt.

We have certain ownership interests outside the United States which may increase in relative significance over time

We hold interests in joint venture properties in Brazil, Turkey and Costa Rica. We expect to pursue additional expansion opportunities outside the United States. International development and ownership activities carry additional risks that are different from those we face with our domestic properties and operations. These additional risks include:

- Difficulties in managing international operations
- Changes in foreign political environments, regionally, nationally, and locally
- Challenges of complying with a wide variety of foreign laws including corporate governance, operations, taxes and litigation
- Differing lending practices
- Differences in cultures
- Adverse effects of changes in exchange rates for foreign currencies
- Changes in applicable laws and regulations in the United States that affect foreign operations
- Obstacles to the repatriation of earnings and cash

Although our international activities currently are a relatively small portion of our business (international properties represented less than 1% of the NOI of all of our properties in 2007), to the extent that we expand our international activities, these additional risks could increase in significance and adversely affect our results of operations and financial condition.

Risks Related to our Organizational and Financial Structure that Give Rise to Operational and Financial Risks

In order to maintain our status as a REIT, we must satisfy certain requirements which reduce the amount of cash available to grow our business or service our indebtedness

One of the requirements of the Code for a REIT generally is that it distribute or pay tax on 100% of its capital gains and distribute at least 90% of its ordinary taxable income to its stockholders. Complying with these distribution requirements limits the amount of cash which we might have otherwise been able to use to grow our business or service our indebtedness, which in turn makes us more dependent on external financing.

Our substantial indebtedness could adversely affect our financial health and operating flexibility

We have a substantial amount of indebtedness. As of December 31, 2007, we had an aggregate consolidated indebtedness outstanding of approximately $24.28 billion (Note 6). Approximately $6.52 billion of our aggregate indebtedness was unsecured, recourse indebtedness of the Operating Partnership and consolidated subsidiaries, while approximately $17.76 billion was secured by our properties. A majority of the secured indebtedness was non-recourse to us. This indebtedness does not include our proportionate share of indebtedness incurred by our Unconsolidated Properties. As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other desirable business opportunities.

Our substantial indebtedness could have important consequences to us and the value of our common stock, including:

- Limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other purposes
- Limiting our ability to use operating cash flow in other areas of our business or to pay dividends because we must dedicate a substantial portion of these funds to service the debt
- Increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness which bears interest at variable rates
- Limiting our ability to capitalize on business opportunities, including the acquisition of additional properties, and to react to competitive pressures and adverse changes in government regulation
- Limiting our ability or increasing the costs to refinance indebtedness
- Limiting our ability to enter into marketing and hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions

The terms of the 2006 Credit Facility, and certain other debt, require us to satisfy certain customary affirmative and negative covenants and to meet financial ratios and tests including ratios and tests based on leverage, interest coverage and net worth. The covenants under our debt affect, among other things, our ability to:

- Incur indebtedness
- Create liens on assets
- Sell assets
- Make capital expenditures
- Engage in mergers and acquisitions

Given the restrictions in our debt covenants on these and other activities, we may be restricted in our ability to pursue other acquisitions, may be significantly limited in our operating and financial flexibility and may be limited in our ability to respond to changes in our business or competitive activities.

A failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under our debt and would allow the lenders to accelerate such debt under such facility. If our debt is accelerated, our assets may not be sufficient to repay such debt in full.

We may not be able to obtain capital to refinance debt or make investments, or obtain such capital on favorable or acceptable terms

As discussed above, we are primarily dependent on external financing to fund our business. Our access to debt or equity financing depends on investors' willingness to lend to or invest in us and on conditions in the capital markets in general. The willingness to lend to or invest in us is in turn effected by a number of factors, including our current level of indebtedness and limitations on our ability to service debt. In addition, we and other companies in the real estate industry have experienced less favorable terms for bank loans and capital markets financing from time to time. Beginning in the third quarter of 2007, significant market deterioration which originated in the sub-prime residential mortgage market began extending to the broader real estate credit markets, which has resulted in a tightening of lender standards and terms and increased concerns of an overall market recession in 2008. Given our substantial amount of indebtedness and the significant deterioration in the credit markets, there can be no assurance that we will be able to refinance our debt or obtain additional financing on satisfactory terms. In addition, our ability to refinance our debt on acceptable terms will likely be constrained further by any future increases in our aggregate amount of outstanding debt. However, we intend to fund future development costs at least in part through receipt of excess proceeds from refinancing activities, which will increase our outstanding debt. Further, if market conditions or other factors lead our lenders to perceive an increased relative risk of our defaulting on a particular loan or loans, such lenders may seek to hedge against such risk which could negatively effect the price of our stock and decrease our ability to obtain certain types of financing.

We may have to reduce or eliminate our dividend

In the event we are unable to refinance our debt on acceptable terms, we will be required to repay such debt or pay higher debt service costs in connection with less attractive financing terms. In order to obtain the necessary cash for such payments, we may be compelled to take a number of actions, including the reduction or elimination of our dividend payments.

We have significant obligations under a Contingent Stock Agreement we assumed in the TRC Merger

We have assumed the obligations of TRC under a Contingent Stock Agreement, which we refer to as the "CSA." The assumption includes the obligation under the CSA to issue shares of common stock twice a year to the beneficiaries under the CSA and certain indemnification obligations. The number of shares is based upon our stock price and upon a formula set forth in the CSA. In addition, the CSA requires a valuation of certain assets that we own as of December 31, 2009, which is expected to result in the issuance of a significant number of additional shares to the beneficiaries under the CSA. Such issuances will be significantly dilutive to our existing stockholders to the extent we do not repurchase a corresponding number of shares.

We share control of some of our properties with other investors and may have conflicts of interest with those investors

While we generally make all operating decisions for the Unconsolidated Properties, we are required to make other decisions with the other investors who have interests in the relevant property or properties. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other investors in relation to these transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and rights apply to sales or transfers of interests in our jointly owned properties. These may work to our disadvantage because, among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us or we might be required to purchase the interests of our partners in our jointly owned properties.

Bankruptcy of joint venture partners could impose delays and costs on us with respect to the jointly owned retail properties

The bankruptcy of one of the other investors in any of our jointly owned shopping centers could materially and adversely affect the relevant property or properties. Under the bankruptcy laws, we would be precluded from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.

Payments by our direct and indirect subsidiaries of dividends and distributions to us may be adversely affected by prior payments to these subsidiaries' creditors and preferred security holders

Substantially all of our assets are owned through our general partnership interest in the Operating Partnership, including TRCLP. The Operating Partnership holds substantially all of its properties and assets through subsidiaries, including subsidiary partnerships, limited liability companies and corporations that have elected to be taxed as REITs. The Operating Partnership therefore derives substantially all of its cash flow from cash distributions to it by its subsidiaries, and we, in turn, derive substantially all of our cash flow from cash distributions to us by the Operating Partnership. The creditors and preferred security holders, if any, of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before that subsidiary may make distributions to us. Thus, the Operating Partnership's ability to make distributions to its partners, including us, depends on its subsidiaries' ability first to satisfy obligations to their creditors and preferred security holders, if any, and then to make distributions to the Operating Partnership. Similarly, our ability to pay dividends to holders of our common stock depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and preferred security holders and then to make distributions to us.

In addition, we will have the right to participate in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied. Our common stockholders, in turn, will have the right to participate in any distribution of our assets upon the liquidation, reorganization or insolvency of us only after the claims of our creditors, including trade creditors, and preferred security holders, if any, are satisfied.

We might fail to qualify or remain qualified as a REIT, which would reduce our funds available for distribution to stockholders

Although we believe that we will remain structured and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might not continue to be so qualified. Qualification as a REIT for federal income tax purposes involves the application of highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. Therefore, the determination of various factual matters and circumstances not entirely within our control may impact our ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax. The corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to stockholders would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years. Notwithstanding that we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our stockholders to revoke the REIT election.

An ownership limit and certain anti-takeover defenses and applicable law may hinder any attempt to acquire us

The Ownership Limit. Generally, for us to maintain our qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. In general, under our current certificate of incorporation, no person other than Martin Bucksbaum (deceased), Matthew Bucksbaum (Director, Chairman Emeritus), their families and related trusts and entities, including M.B. Capital Partners III, may own more than 7.5% of the value of our outstanding capital stock. However, our certificate of incorporation also permits our company to exempt a person from the 7.5% ownership limit upon the satisfaction of certain conditions which are described in our certificate of incorporation.

Selected Provisions of our Charter Documents. Our board of directors is divided into three classes of directors. Directors of each class are chosen for three-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of our company, even though a tender offer or change in control might be in the best interest of our stockholders. Our charter authorizes the board of directors:

- To cause us to issue additional authorized but unissued shares of common stock or preferred stock

- To classify or reclassify, in one or more series, any unissued preferred stock

- To set the preferences, rights and other terms of any classified or reclassified stock that we issue

Stockholder Rights Plan. We have a stockholder rights plan which will impact a potential acquirer unless the acquirer negotiates with our board of directors and the board of directors approves the transaction.

Selected Provisions of Delaware Law. We are a Delaware corporation, and Section 203 of the Delaware General Corporation Law applies to us. In general, Section 203 prevents an "interested stockholder," as defined in the next sentence, from engaging in a "business combination," as defined in the statute, with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

- Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination

- Upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer

- Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder

The statute defines "interested stockholder" to mean generally any person that is the owner of 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

Each item discussed above may delay, deter or prevent a change in control of our Company, even if a proposed transaction is at a premium over the then current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

We are impacted by tax-related obligations to some of our partners

We own properties through partnerships which have arrangements in place that protect the deferred tax situation of our existing third party limited partners. Violation of these arrangements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

Several of our joint venture partners are tax-exempt. As such, they are taxable to the extent of their share of unrelated business taxable income generated from these properties. As the managing partner in these joint ventures, we have obligations to avoid the creation of unrelated business taxable income at these properties. As a result, we may be restricted with respect to decisions such as financing and revenue generation with respect to these properties.

Risks Related to our Common Stock

Our common stock price may be volatile, and consequently investors may not be able to resell their common stock at or above their purchase price

The price at which our common stock will trade may be volatile and may fluctuate due to factors such as:

- Our historical and anticipated quarterly and annual operating results
- Variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts
- The performance and prospects of our industry
- The depth and liquidity of the market for our common stock
- Short sales of our stock triggered by hedging activities, including the purchase of credit default swaps, by certain of our lenders
- Investor perception of us and the industry in which we operate
- Domestic and international economic conditions
- The extent of institutional investor interest in us
- The reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities
- Our financial condition and performance
- General market volatility, conditions and trends

Fluctuations may be unrelated to or disproportionate to our financial performance. These fluctuations may result in a material decline in the trading price of our common stock.

Future sales of our common stock may depress our stock price

As of December 31, 2007, approximately 57.2 million shares of common stock were issuable upon exercise of conversion and/or redemption rights as to units of limited partnership interest in the Operating Partnership. Under our shelf registration statement, we may offer from time to time up to approximately $1.5 billion worth of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and/or purchase units. An additional 14.0 million shares of our common stock are reserved for issuance to meet our obligations under the CSA we assumed in connection with the TRC Merger. In addition, we have reserved a number of shares of common stock for issuance under our option and other benefit plans for employees and directors and in connection with certain other obligations, including convertible debt and these shares will be available for sale from time to time. Although we have publicly announced a stock repurchase program which may offset the dilution resulting from issuances pursuant to the CSA and one of our employee option plans, there is no certainty that we will be successful in acquiring a sufficient number of shares at an acceptable price to accomplish this goal. No prediction can be made as to the effect, if any, that these and other future sales of our common stock, or the availability of common stock for future sales, will have on the market price of the stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

Increases in market interest rates may hurt the market price of our common stock

We believe that investors consider the distribution rate on REIT stocks, expressed as a percentage of the price of the stocks, relative to market interest rates as an important factor in deciding whether to buy or sell the stocks. If market interest rates go up, prospective purchasers of REIT stocks may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for us to distribute and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

Forward-Looking Information

We may make forward-looking statements in this Annual Report and in other reports which we file with the SEC. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others.

Forward-looking statements include:

- Projections of our revenues, income, earnings per share, Funds From Operations ("FFO"), capital expenditures, income tax and other contingent liabilities, dividends, leverage, capital structure or other financial items
- Descriptions of plans or objectives of our management for future operations, including pending acquisitions
- Forecasts of our future economic performance
- Descriptions of assumptions underlying or relating to any of the foregoing

In this Annual Report, for example, we make forward-looking statements discussing our expectations about:

- Future development spending
- Expected sales of our Master Planned Communities segment
- Future development, management and leasing fees
- Future financings, repayment of debt and interest rates
- Distributions pursuant to the Contingent Stock Agreement
- Future cash needed to meet federal income tax requirements

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions. Forward-looking statements should not be unduly relied upon. They give our expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made and we might not update them to reflect changes that occur after the date they are made.

There are several factors, many beyond our control, which could cause results to differ significantly from our expectations. Factors such as credit, market, operational, liquidity, interest rate and other risks are described elsewhere in this Annual Report. Any factor described in this Annual Report could by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There are also other factors that we have not described in this Annual Report that could cause results to differ from our expectations.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our investment in real estate as of December 31, 2007 consisted of our interests in the properties in our Retail and Other and Master Planned Communities segments. We generally own the land underlying the properties in our Retail and Other segment. However, at certain of the properties, all or part of the underlying land is owned by a third party that leases the land to us pursuant to a long-term ground lease. The leases generally contain various purchase options and typically provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Information regarding encumbrances on these properties is included in Schedule III of this Annual Report.

The following tables set forth certain information regarding the Consolidated Properties and the Unconsolidated Properties in our Retail Portfolio as of December 31, 2007. These tables do not reflect subsequent activity in 2008 including purchases, sales or consolidations of Anchor stores. Anchors include all stores with Gross Leasable Area greater than 30,000 square feet.

Combined occupancy for Consolidated Properties and Unconsolidated Properties as of December 31, 2007 was approximately 93.8%.

Consolidated Retail Properties

		GLA			
Name of Center	Location(1)	Total	Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Ala Moana Center(2)	Honolulu, HI	1,804,839	857,631	Barnes & Noble, Macy's, Neiman Marcus, Old Navy, Sears, Shirokiya	—
Alameda Plaza	Pocatello, ID	190,341	190,341	—	2
Anaheim Crossing(2)(3)	Anaheim, CA	92,170	92,170	N/A	N/A
Animas Valley Mall	Farmington, NM	490,974	241,509	Allen Theatres, Dillard's, JCPenney, Ross Dress for Less, Sears	—
Apache Mall(2)	Rochester, MN	752,664	269,672	Herberger's, JCPenney, Macy's, Sears	—
Arizona Center(2)	Phoenix, AZ	168,429	82,426	AMC Theatres	—
Augusta Mall(2)	Augusta, GA	1,070,069	409,846	Dick's Sporting Goods Dillard's, JCPenney, Macy's, Sears	—
Austin Bluffs Plaza	Colorado Springs, CO	107,402	107,402	—	2
Bailey Hills Village	Eugene, OR	11,887	11,887	N/A	N/A
Baskin Robbins	Idaho Falls, ID	1,814	1,814	N/A	N/A
Bay City Mall	Bay City, MI	526,426	210,775	JCPenney, Sears, Target, Younkers	—
Baybrook Mall	Friendswood (Houston), TX	1,242,879	342,270	Dillard's, JCPenney, Macy's, Sears	1
Bayshore Mall(2)	Eureka, CA	615,439	395,181	Gottschalks, Mervyn's, Sears	—
Bayside Marketplace(2)	Miami, FL	218,674	218,674	N/A	N/A
Beachwood Place	Beachwood, OH	914,516	334,936	Dillard's, Nordstrom, Saks Fifth Avenue	—
Bellis Fair	Bellingham (Seattle), WA	773,036	334,712	JCPenney, Kohl's, Macy's, Macy's Home Store, Sears, Target	—
Birchwood Mall	Port Huron (Detroit), MI	786,822	330,593	GKC Theaters, JCPenney, Macy's, Sears, Target, Younkers	—
Boise Plaza	Boise, ID	114,404	114,404	Albertson's, Burlington Coat Factory	—
Boise Towne Plaza(3)	Boise, ID	116,677	116,677	Circuit City, Linens 'N Things, Old Navy	—
Boise Towne Square(2)	Boise, ID	1,163,435	493,406	Dillard's, JCPenney, Macy's, Mervyn's, Sears	—
Brass Mill Center	Waterbury, CT	987,994	330,655	Burlington Coat Factory, JCPenney, Macy's, Regal Cinemas, Sears, Steve & Barry's	—
Brass Mill Commons	Waterbury, CT	197,033	197,033	Barnes & Noble, Hometown Buffet, Michael's Arts and Crafts, OfficeMax, Shaw's Supermarket, Toys R Us	—
The Boulevard Mall	Las Vegas, NV	1,183,940	395,904	Dillard's, JCPenney, Macy's, Sears	—
Burlington Town Center(2)	Burlington, VT	309,280	162,527	Macy's	—
Cache Valley Mall	Logan, UT	321,385	175,553	Dillard's, Dillard's Men's & Home, JCPenney	—
Cache Valley Marketplace	Logan, UT	179,996	179,996	Home Depot, Olive Garden, T.J. Maxx	—
Canyon Point Village Center	Las Vegas, NV	57,229	57,229	N/A	N/A

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Capital Mall	Jefferson City, MO	563,878	330,801	Dillard's, JCPenney, Sears	—
Century Plaza	Birmingham, AL	738,867	252,911	Sears	3
Chapel Hills Mall	Colorado Springs, CO	1,210,695	415,256	Burlington Coat Factory, Dick's Sporting Goods, Dillard's, JCPenney, Kmart, Macy's, Sears	—
Chico Mall	Chico, CA	506,251	184,123	Gottschalks, JCPenney, Sears	1
Chula Vista Center	Chula Vista (San Diego), CA	873,125	284,988	JCPenney, Macy's, Mervyn's, Sears, Ultrastar Theaters	—
Coastland Center(2)	Naples, FL	931,096	340,706	Dillard's, JCPenney, Macy's, Sears	—
Collin Creek	Plano, TX	1,118,156	328,073	Amazing Jakes, Dillard's, JCPenney, Macy's, Sears	—
Colony Square Mall	Zanesville, OH	514,952	268,170	Cinemark, Elder-Beerman, JCPenney, Sears	—
Columbia Mall	Columbia, MO	747,346	326,286	Dillard's, JCPenney, Sears, Target	—
Columbiana Centre	Columbia, SC	823,986	265,009	Belk, Dillard's, JCPenney, Sears	—
Coral Ridge Mall	Coralville (Iowa City), IA	1,075,620	420,455	Dillard's, JCPenney, Scheel's, Sears, Target, Younkers	—
Coronado Center(2)	Albuquerque, NM	1,151,372	377,043	Barnes & Noble, JCPenney, Macy's, Mervyn's, Sears, Target	—
Cottonwood Mall	Salt Lake City, UT	220,954	6,600	Macy's	—
Cottonwood Square(2)	Salt Lake City, UT	77,079	77,079	—	1
Country Hills Plaza	Ogden, UT	140,097	140,097	McKay-Dee Hospital Center, Smith's Food King	—
The Crossroads	Portage (Kalamazoo), MI	771,005	268,045	JCPenney, Macy's, Burlington Coat Factory, Sears	—
Crossroads Center	St. Cloud, MN	896,245	290,565	JCPenney, Macy's, Scheel's, Sears, Target	—
Cumberland Mall	Atlanta, GA	1,037,923	389,939	Costco, Macy's, Sears	—
Deerbrook Mall	Humble (Houston), TX	1,209,197	411,219	AMC Theatres, Dillard's, JCPenney, Macy's, Sears, Steve & Barry's	—
Division Crossing	Portland, OR	100,910	100,910	Rite Aid, Safeway	—
Eagle Ridge Mall	Lake Wales (Orlando), FL	658,763	263,308	Dillard's, JCPenney, Recreation Station, Regal Cinemas, Sears	—
Eastridge Mall	San Jose, CA	1,331,019	496,625	AMC 15, Bed Bath & Beyond, JCPenney, Macy's, Sears, Sport Chalet	—
Eastridge Mall	Casper, WY	573,869	284,073	JCPenney, Macy's, Sears, Target	—
Eden Prairie Center	Eden Prairie (Minneapolis), MN	1,135,303	326,300	AMC Theatres, JCPenney, Kohl's, Sears, Target, Von Maur	—
Fallbrook Center(2)	West Hills (Los Angeles), CA	877,271	877,271	24 Hour Fitness, DSW Shoe Warehouse, Home Depot, Kohl's, Linens 'N Things, Mervyn's, Michael's Arts & Crafts, Old Navy, Party City	—
Faneuil Hall Marketplace(2)	Boston, MA	196,363	196,363	N/A	N/A
Fashion Place(2)	Murray, UT	886,889	320,916	Dillard's, Nordstrom, Sears	—
Fashion Show	Las Vegas, NV	1,890,796	538,087	Bloomingdale's Home, Dillard's, Macy's, Neiman Marcus, Nordstrom, Saks Fifth Avenue	1
Foothills Mall	Fort Collins, CO	801,444	461,347	Macy's, Sears	2
Fort Union(2)	Midvale (Salt Lake City), UT	32,968	32,968	N/A	N/A
Four Seasons Town Centre	Greensboro, NC	1,136,953	494,937	Belk, Dillard's, JCPenney	—
Fox River Mall	Appleton, WI	1,207,390	518,753	Cost Plus World Market, David's Bridal, DSW Shoe Warehouse, Linens 'N Things, Macy's, Scheel's, Sears	—

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Fremont Plaza(2)	Las Vegas, NV	115,895	115,895	Asian Seafood & Grocery, Sav-On Drugs	—
The Gallery at Harborplace(2)	Baltimore, MD	132,105	132,105	N/A	N/A
Gateway Crossing Shopping Center	Bountiful (Salt Lake City), UT	183,526	183,526	All A Dollar, Barnes & Noble, T.J. Maxx	—
Gateway Mall	Springfield, OR	823,484	341,778	Ashley Furniture Homestore, Kohl's, Movies 12, Ross Dress for Less, Sears, Target	—
Gateway Overlook(2)	Columbia, MD	509,363	509,363	Best Buy, Costco, Golf Galaxy, Loehmann's, Lowe's	—
Glenbrook Square	Fort Wayne, IN	1,215,563	438,693	JCPenney, Macy's, Sears	1
Governor's Square(2)	Tallahassee, FL	1,027,141	335,536	Dillard's, JCPenney, Macy's, Sears	—
The Grand Canal Shoppes	Las Vegas, NV	490,862	490,862	N/A	N/A
Grand Teton Mall	Idaho Falls, ID	543,090	219,165	Dillard's, JCPenney, Macy's, Sears	—
Grand Teton Plaza	Idaho Falls, ID	93,274	93,274	Best Buy, Linens 'N Things, Petsmart, Ross Dress for Less	—
Grand Traverse Mall	Traverse City, MI	591,430	278,039	GKC Theaters, JCPenney, Macy's, Target	—
Greenwood Mall	Bowling Green, KY	845,285	416,232	Dillard's, JCPenney, Macy's, Sears	—
Halsey Crossing(2)	Gresham (Portland), OR	99,438	99,438	Safeway	—
Harborplace(2)	Baltimore, MD	151,783	151,783	N/A	N/A
Hulen Mall	Fort Worth, TX	948,458	351,888	Dillard's, Macy's, Sears	—
Jordan Creek Town Center	West Des Moines, IA	1,334,658	792,959	Century Theatres, Dillard's, Scheel's, Younkers	—
Knollwood Mall	St. Louis Park (Minneapolis), MN	463,905	167,682	Cub Foods, Kohl's, Steve & Barry's, T.J. Maxx	—
Lakeland Square	Lakeland (Orlando), FL	893,913	283,875	Burlington Coat Factory, Dillard's, Dillard's Men's & Home, JCPenney, Macy's, Sears	—
Lakeside Mall	Sterling Heights, MI	1,523,432	502,714	JCPenney, Lord & Taylor, Macy's, Macy's Men's & Home, Sears	—
Lakeview Square	Battle Creek, MI	553,842	262,249	JCPenney, Macy's, Sears	—
Landmark Mall(2)	Alexandria (Washington, D.C.), VA	884,683	325,746	Lord & Taylor, Macy's, Sears	—
Lansing Mall(2)	Lansing, MI	837,620	414,450	JCPenney, Macy's, Steve & Barry's, T.J. Maxx, Younkers	—
Lincolnshire Commons	Lincolnshire (Chicago), IL	122,727	122,727	DSW Shoe Warehouse	—
Lockport Mall	Lockport, NY	90,734	90,734	The Bon Ton	—
Lynnhaven Mall	Virginia Beach, VA	1,175,925	460,478	AMC Theatres, Dick's Sporting Goods, Dillard's, JCPenney, Macy's, Steve & Barry's	—
The Maine Mall	South Portland, ME	853,154	346,093	Best Buy, Chuck E Cheese, JCPenney, Linens 'N Things, Macy's, Sears, Sports Authority	—
Mall at Sierra Vista	Sierra Vista, AZ	369,700	138,430	Cinemark, Dillard's, Sears	—
The Mall in Columbia	Columbia, MD	1,399,973	599,805	JCPenney, Lord & Taylor, Macy's, Nordstrom, Sears	—
Mall of Louisiana	Baton Rouge, LA	1,328,172	520,690	Dillard's, JCPenney, Macy's, Sears	—
Mall of the Bluffs	Council Bluffs (Omaha, NE), IA	706,070	379,848	Dillard's, Hy-Vee, JCPenney, Sears, Target	—
Mall St. Matthews(2)	Louisville, KY	1,081,670	345,965	Dillard's, Dillard's Men's & Home, JCPenney	1
Mall St. Vincent(2)	Shreveport, LA	533,653	185,653	Dillard's, Sears	—

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Market Place Shopping Center	Champaign, IL	1,045,501	509,755	Bergner's, JCPenney, Macy's, Sears	—
Mayfair	Wauwatosa (Milwaukee), WI	1,110,479	491,095	AMC Theatres, Barnes & Noble, Boston Store, Macy's	—
Meadows Mall	Las Vegas, NV	956,279	319,426	Dillard's, JCPenney, Macy's, Sears	—
Mondawmin Mall	Baltimore, MD	371,887	305,187	Shoppers Food and Pharmacy	—
Moreno Valley Mall	Moreno Valley (Riverside), CA	1,100,418	331,227	Gottschalks, Harkins Theatre, JCPenney, Macy's, Sears	—
Newgate Mall	Ogden (Salt Lake City), UT	724,915	252,781	Cinemark Tinseltown 14, Dillard's, Mervyn's, Sears, Sports Authority	—
NewPark Mall	Newark (San Francisco), CA	1,210,449	395,601	Century Theatres, JCPenney, Macy's, Mervyn's, Sears, Target	—
North Plains Mall	Clovis, NM	303,197	109,116	Beall's, Dillard's, JCPenney, Sears	—
North Point Mall	Alpharetta (Atlanta), GA	1,374,942	408,655	Belk, Dillard's, JCPenney, Macy's, Sears	1
North Star Mall	San Antonio, TX	1,253,528	428,656	Dillard's, JCPenney, Macy's, Mervyn's, Saks Fifth Avenue	—
North Temple Shops	Salt Lake City, UT	10,181	10,181	N/A	N/A
Northgate Mall	Chattanooga, TN	811,526	346,206	JCPenney, Proffitt's, Proffitt's Home Store, Sears, T.J. Maxx	—
Northridge Fashion Center	Northridge (Los Angeles), CA	1,526,911	606,099	JCPenney, Macy's, Pacific Theatres, Sears	—
NorthTown Mall	Spokane, WA	1,046,019	414,525	Bumpers Family Fun Center, JCPenney, Kohl's, Macy's, Regal Cinemas, Sears, Steve & Barry's	—
Oak View Mall	Omaha, NE	864,966	260,706	Dillard's, JCPenney, Sears, Younkers	—
Oakwood Center	Gretna, LA	756,982	239,588	Dillard's, JCPenney, Sears	—
Oakwood Mall	Eau Claire, WI	817,707	332,631	JCPenney, Macy's, Scheel's, Sears, Younkers	—
Oglethorpe Mall	Savannah, GA	945,797	365,649	Belk, JCPenney, Macy's, Macy's Junior, Sears, Stein Mart	—
Orem Plaza Center Street	Orem, UT	90,218	90,218	Chuck E Cheese, Robert's Crafts	—
Orem Plaza State Street	Orem, UT	27,603	27,603	N/A	N/A
Oviedo Marketplace	Oviedo, FL	951,286	286,357	Bed Bath & Beyond, Dillard's, Macy's, Regal Cinemas, Sears	—
Owings Mills Mall	Owings Mills, MD	1,083,447	436,410	Boscov's, JCPenney, Macy's	1
Oxmoor Center(2)	Louisville, KY	933,907	286,697	Dick's Sporting Goods, Macy's, Sears, Von Maur	—
Paramus Park	Paramus, NJ	766,912	307,855	Macy's, Sears	—
Park City Center	Lancaster (Philadelphia), PA	1,427,198	527,301	The Bon Ton, Boscov's, JCPenney, Kohl's, Sears	—
Park Place	Tucson, AZ	1,057,426	402,689	Century Theatres, Dillard's, Macy's, Sears	—
Park West	Peoria, AZ	247,951	247,951	Harkins Threatre	—
The Parks at Arlington	Arlington (Dallas), TX	1,514,263	433,047	AMC Theatres, Barnes & Noble, Circuit City, Dick's Sporting Goods, Dillard's, Forever 21, JCPenney, Macy's, Sears	—
Peachtree Mall	Columbus, GA	818,028	309,413	Dillard's, JCPenney, Macy's, Parisian	—
Pecanland Mall	Monroe, LA	943,865	328,429	Belk, Burlington Coat Factory, Dillard's, JCPenney, Sears	—

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Pembroke Lakes Mall	Pembroke Pines (Fort Lauderdale), FL	1,137,341	356,066	Dillard's, Dillard's Men's & Home, JCPenney, Macy's, Macy's Home Store, Sears	—
Piedmont Mall	Danville, VA	726,797	175,059	Belk, Belk Men's, Boscov's, JCPenney, Sears	—
Pierre Bossier Mall	Bossier City (Shreveport), LA	607,024	213,726	Dillard's, JCPenney, Sears, Stage	1
Pine Ridge Mall(2)	Pocatello, ID	641,654	203,667	Dillard's, JCPenney, Sears, ShopKo	1
The Pines	Pine Bluff, AR	644,469	262,049	Dillard's, Holiday Inn Express, JCPenney, Sears	1
Pioneer Place(2)	Portland, OR	367,001	286,001	Saks Fifth Avenue	—
Plaza 800(2)	Sparks (Reno), NV	176,431	176,431	Save Mart Supermarkets	1
Plaza 9400(2)	Sandy (Salt Lake City), UT	228,661	228,661	Albertson's, Deseret Industries	1
Prince Kuhio Plaza(2)	Hilo, HI	504,807	272,185	Macy's, Sears	1
Providence Place(2)	Providence, RI	1,263,207	517,659	Bed Bath & Beyond, Dave & Buster's, JCPenney, Macy's, Nordstrom, Old Navy, Providence Place Cinemas 16	—
Provo Towne Centre(3)	Provo, UT	800,294	230,225	Cinemark, Dillard's, JCPenney, Sears	—
Red Cliffs Mall	St. George, UT	389,277	122,641	Barnes & Noble, Dillard's, JCPenney, Sears	—
Red Cliffs Plaza	St. George, UT	57,304	57,304	Gold's Gym, Sears	—
Regency Square Mall	Jacksonville, FL	1,384,492	525,486	Belk, Champs Sports/World Foot Locker, Dillard's, Homeworks Furniture Center, JCPenney, Sears	—
Ridgedale Center	Minnetonka, MN	1,043,975	341,595	JCPenney, Macy's Men's & Home, Macy's Women's, Sears	—
Rio West Mall(2)(3)	Gallup, NM	515,038	333,905	Beall's, JCPenney	1
River Falls Mall	Clarksville, IN	890,744	890,744	Bass Pro Shops Outdoor World, Dick's Sporting Goods, Louisville Athletic Club, Old Time Pottery, Toys R Us	—
River Hills Mall	Mankato, MN	719,742	277,655	Herberger's, JCPenney, Scheel's, Sears, Target	—
River Pointe Plaza	West Jordan (Salt Lake City), UT	224,277	224,277	Albertson's, ShopKo	—
Riverlands Shopping Center	LaPlace (New Orleans), LA	185,119	185,119	Burke's Outlet, Citi Trends, Matherne's Supermarkets, Stage	—
Riverside Plaza	Provo, UT	176,189	176,189	Big Lots, Macey's, Rite Aid	—
Rivertown Crossings	Grandville (Grand Rapids), MI	1,270,582	421,524	Celebration Cinemas, Dick's Sporting Goods, JCPenney, Kohl's, Macy's, Old Navy, Sears, Younkers	—
Riverwalk Marketplace(2)	New Orleans, LA	187,751	187,751	N/A	N/A
Rogue Valley Mall	Medford (Portland), OR	639,217	251,779	JCPenney, Kohl's, Linens 'N Things, Macy's, Macy's Home Store	—
Saint Louis Galleria	St. Louis, MO	1,159,184	469,504	Dillard's, Macy's	1
Salem Center(2)	Salem, OR	650,251	212,251	JCPenney, Kohl's, Macy's, Nordstrom	—
The Shoppes at Buckland Hills	Manchester, CT	1,049,892	457,281	Dick's Sporting Goods, JCPenney, Macy's, Macy's Men's & Home, Sears	—
The Shops at Fallen Timbers	Maumee, OH	574,313	377,355	Dillard's, JCPenney, Staybridge Suites	—
The Shops at La Cantera(3)	San Antonio, TX	1,017,235	388,235	Dillard's, Macy's, Neiman Marcus, Nordstrom	—

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Sikes Senter	Wichita Falls, TX	667,551	262,027	Dillard's, JCPenney, Sears, Sikes Ten Theatres	—
Silver Lake Mall	Coeur d' Alene, ID	326,603	110,239	JCPenney, Macy's, Sears	1
Sooner Mall	Norman, OK	508,971	168,899	Dillard's, JCPenney, Old Navy, Sears, Stein Mart	—
South Street Seaport(2)	New York, NY	283,581	251,562	N/A	N/A
Southlake Mall	Morrow (Atlanta), GA	1,014,249	273,997	JCPenney, Macy's, Sears	1
Southland Center	Taylor, MI	915,048	287,011	Best Buy, JCPenney, Macy's	1
Southland Mall	Hayward, CA	1,277,567	537,303	JCPenney, Macy's, Mervyn's, Sears	—
Southshore Mall(2)	Aberdeen, WA	291,666	157,891	JCPenney, Sears	—
Southwest Plaza(2)	Littleton (Denver), CO	1,352,532	653,171	Dick's Sporting Goods, Dillard's, JCPenney, Macy's, Sears, Steve & Barry's	—
Spokane Valley Mall(3)	Spokane, WA	738,010	318,926	JCPenney, Macy's, Regal Act III, Sears	—
Spokane Valley Plaza(3)	Spokane, WA	132,048	132,048	Linens 'N Things, Old Navy, Sportsman's Warehouse, T.J. Maxx	—
Spring Hill Mall	West Dundee (Chicago), IL	1,373,051	640,256	Carson Pirie Scott, JCPenney, Kohl's, Macy's, Sears, Steve & Barry's	—
Staten Island Mall	Staten Island, NY	1,276,411	569,622	Babies R Us, JCPenney, Macy's, Macy's Home Store, Sears	—
Steeplegate Mall	Concord, NH	481,744	225,397	The Bon Ton, JCPenney, Sears	—
Stonestown Galleria	San Francisco, CA	863,676	435,383	Macy's, Nordstrom	—
The Streets at Southpoint	Durham, NC	1,305,691	579,344	Barnes & Noble, Hudson Belk, JCPenney, Macy's, Maggiano's, Nordstrom, Pottery Barn, Sears, Urban Outfitters	—
Three Rivers Mall	Kelso, WA	430,111	236,878	JCPenney, Macy's, Sears	1
Town East Mall	Mesquite (Dallas), TX	1,253,715	444,329	Dillard's, JCPenney, Macy's, Sears	—
Tucson Mall(2)	Tucson, AZ	1,326,359	468,095	Dillard's, JCPenney, Macy's, Mervyn's, Sears	—
Twin Falls Crossing	Twin Falls, ID	37,680	37,680	Kalik Investors	—
Tysons Galleria	McLean (Washington, D.C.), VA	819,825	307,892	Macy's, Neiman Marcus, Saks Fifth Avenue	—
University Crossing	Orem, UT	206,059	206,059	Barnes & Noble, CompUSA, Burlington Coat Factory, OfficeMax, Pier 1 Imports	—
Valley Hills Mall	Hickory, NC	935,803	324,287	Belk, Dillard's, JCPenney, Sears	—
Valley Plaza Mall	Bakersfield, CA	1,159,734	433,045	Gottschalks, JCPenney, Macy's, Sears	1
The Village at Redlands	Redlands, CA	173,891	78,832	Gottschalks	—
Village of Cross Keys Retail	Baltimore, MD	74,172	74,172	N/A	N/A
Visalia Mall	Visalia, CA	442,344	185,344	Gottschalks, JCPenney	—
Vista Commons	Las Vegas, NV	71,187	71,187	N/A	N/A
Vista Ridge Mall	Lewisville (Dallas), TX	1,105,378	336,531	Cinemark, Dillard's, JCPenney, Macy's, Sears	—
Ward Centers	Honolulu, HI	741,202	698,541	Sports Authority	—
Washington Park Mall	Bartlesville, OK	357,405	163,109	Dillard's, JCPenney, Sears	—
West Oaks Mall	Ocoee (Orlando), FL	1,069,063	368,307	AMC Theatres, Belk, Dillard's, JCPenney, Sears	—
West Valley Mall	Tracy (San Francisco), CA	879,663	482,754	Gottschalks,JCPenney,Movies14, Sears, Target	—
Westlake Center(2)	Seattle, WA	104,572	104,572	N/A	N/A
Westwood Mall	Jackson, MI	507,859	136,171	Elder-Beerman, JCPenney, Wal-Mart	—

Name of Center	Location(1)	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
White Marsh Mall	Baltimore, MD	1,152,983	373,339	Boscov's, JCPenney, Macy's, Macy's Home Store, Sears, Sports Authority	—
White Mountain Mall	Rock Springs, WY	333,563	156,435	Flaming Gorge Harley Davidson, Herberger's, JCPenney, State Of Wyoming	—
Willowbrook	Wayne, NJ	1,511,020	483,020	Bloomingdale's, Lord & Taylor, Macy's, Sears	—
Woodbridge Center	Woodbridge, NJ	1,647,530	562,495	Dick's Sporting Goods, Fortunoff, JCPenney, Lord & Taylor, Macy's, Sears	—
The Woodlands Mall	Woodlands (Houston), TX	1,354,766	509,537	Dillard's, JCPenney, Macy's, Macy's Children Store, Sears	—
Woodlands Village	Flagstaff, AZ	91,810	91,810	—	—
Yellowstone Square	Idaho Falls, ID	221,937	221,937	Yellowstone Warehouse	1
		137,906,150	**58,834,933**		

(1) In certain cases, where a center is located in part of a larger metropolitan area, the metropolitan area is identified in parenthesis.

(2) A portion of the property is subject to a ground lease.

(3) Owned in a joint venture with independent, non-controlling minority investors.

Unconsolidated Retail Properties

Name of Center	Location(1)	Ownership Interest	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Alderwood	Lynnwood (Seattle), WA	50.5%	1,278,763	508,212	JCPenney, Loews Cineplex, Macy's, Nordstrom, Sears	—
Altamonte Mall	Altamonte Springs (Orlando), FL	50	1,155,601	477,053	Dillard's, JCPenney, Macy's, Sears	—
Arrowhead Towne Center	Glendale, AZ	33.33	1,135,748	351,211	AMC Theatres, Dillard's, JCPenney, Macy's, Mervyn's, Sears	—
Bangu Shopping	Rio de Janeiro, Rio de Janeiro (Brazil)	34	472,167	246,125	C&A, Casa & Video, Casas Bahia, Cinesystem, Centaurol, Insinuante, Leader, Leroy Merlin, Lojas Americanas, Unisuam	—
Bridgewater Commons	Bridgewater, NJ	35	962,188	426,299	AMC Theatres, Bloomingdale's, Lord & Taylor, Macy's	—
Carolina Place	Pineville (Charlotte), NC	50.5	1,156,847	351,931	Barnes & Noble, Belk, Dillard's, JCPenney, Macy's, Sears	—
Center Pointe Plaza	Las Vegas, NV	50	144,635	75,623	Albertson's, Beauty Center Salon Super Store	—
Christiana Mall	Newark, DE	50	871,865	308,461	Epicenter, JCPenney, Macy's	—
Clackamas Town Center	Portland, OR	50	1,405,221	526,532	Barnes & Noble, Century Theatres, JCPenney, Macy's, Macy's Home Store, Nordstrom, Sears	—
Espark Mall	Eskisehir, Turkey	50	482,137	387,436	MediaMarkt Saturn, Migros Hypermarket	2

Name of Center	Location(1)	Ownership Interest	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
First Colony Mall	Sugar Land (Houston), TX	50	1,114,952	495,904	Dillard's, Dillard's Men's & Home, JCPenney, Macy's	—
Florence Mall	Florence (Cincinnati, OH), KY	50	888,404	335,997	JCPenney, Macy's, Macy's Home Store, Sears	—
Galleria at Tyler(2)	Riverside, CA	50	1,177,538	555,830	JCPenney, Macy's, Nordstrom	1
Glendale Galleria(2)	Glendale, CA	50	1,319,150	514,912	JCPenney, Macy's, Mervyn's, Nordstrom, Target	—
Highland Mall(2)	Austin, TX	50	1,116,231	397,490	Austin Leasehold Investors, Dillard's, Dillard's Men's, Macy's	—
Kenwood Towne Centre(2)	Cincinnati, OH	50	1,049,077	545,592	Dillard's, Macy's	—
Lake Mead & Buffalo Partners Village Center	Las Vegas, NV	50	150,948	73,583	.99 Cent Store, Vons	—
Mizner Park(2)	Boca Raton, FL	50	238,259	127,437	Mizner Park Cinema, Robb & Stucky	—
Montclair Plaza	Montclair (San Bernadino), CA	50.5	1,347,124	549,547	Circuit City, Ethan Allen Gallery, JCPenney, Linens 'N Things, Macy's, Nordstrom, Sears, Ninety Nine Cent Only Store	1
Natick Collection	Natick (Boston), MA	50	1,643,692	696,042	JCPenney, Lord & Taylor, Macy's, Neiman Marcus, Nordstrom, Sears	—
Neshaminy Mall	Bensalem, PA	50	1,022,123	324,137	AMC Theatres, Boscov's, Macy's, Sears	—
Northbrook Court	Northbrook (Chicago), IL	50.5	1,002,075	386,156	AMC Theatres, Lord & Taylor, Macy's, Neiman Marcus	—
Oakbrook Center	Oakbrook (Chicago), IL	47.46	2,092,258	807,278	Bloomingdale's Home, Crate & Barrel, Lord & Taylor, Macy's, Neiman Marcus, Nordstrom, Sears	1
The Oaks Mall	Gainesville, FL	51	906,314	348,447	Belk, Dillard's, JCPenney, Macy's, Sears	—
Otay Ranch Town Center	Chula Vista (San Diego), CA	50	627,186	487,186	Macy's, REI	—
Park Meadows	Littleton, CO	35	1,436,245	502,275	Crate & Barrel, Dick's Sporting Goods, Dillard's, JCPenney, Macy's, Nordstrom	—
Perimeter Mall	Atlanta, GA	50	1,563,768	510,494	Bloomingdale's, Dillard's, Macy's, Nordstrom	—
Pinnacle Hills Promenade	Rogers, AR	50	919,230	615,690	Bed Bath & Beyond, Dillard's, Gordmans, JCPenney, Malco Theatre, Petsmart T.J. Maxx	—
Quail Springs Mall	Oklahoma City, OK	50	1,141,439	356,639	AMC Theatres, Dillard's, JCPenney, Macy's, Sears	—
Riverchase Galleria	Hoover (Birmingham), AL	50	1,551,685	502,778	Belk, Belk Home Store, Belk Men's, CompUSA, JCPenney, Sears	2

Name of Center	Location(1)	Ownership Interest	GLA Total	GLA Mall and Freestanding	Anchors/Significant Tenants	Anchor Vacancies
Santana Parque Shopping	Sao Paulo, Sao Paulo (Brazil)	25	285,948	131,111	Bio Ritmo, C&A, Camicado, Casas Bahia, Centauro, Lojas Americanas, Ponto Frio, Renner, UCI	—
Shopping Iguatemi Salvador	Salvador, Bahia (Brazil)	15	591,308	386,462	C&A, Centauro, Cinema Multiplex, Insinuante, Lojas Americanas, Marisa, Playland, Riachuelo, Renner, Zara	—
Shopping Iguatemi Campina Grande	Campina Grande, Paraiba (Brazil)	15	183,506	56,293	Bompreco, Cine Sercia, Gamestation, Insinuante, Lojas Americanas, Marisa, Riachuelo	—
Shopping Taboao	Taboao da Serra, Sao Paulo (Brazil)	19	294,800	110,511	Besni, C&A, Carrefour, Casas Bahia, Cine Araujo, Lojas Americanas, Riachuelo, Telha Norte	—
Shopping Leblon	Rio de Janeiro, Rio de Janeiro (Brazil)	21	247,049	173,087	Centauro, Cinema Kinoplex, Livraria da Travessa, Renner, Zara	
Silver City Galleria	Taunton (Boston), MA	50	1,007,284	353,247	Best Buy, Dick's Sporting Goods, JCPenney, Macy's, Sears, Silver City Cinemas, Steve & Barry's	2
Stonebriar Centre	Frisco (Dallas), TX	50	1,649,123	527,904	AMC Theatres, Barnes & Noble, Dave & Buster's, Dick's Sporting Goods, Dillard's, JCPenney, Macy's, Nordstrom, Sears	—
Superstition Springs Center(2)	East Mesa (Phoenix), AZ	33.3	1,080,014	342,860	Dillards, JCPenney, JCPenney Home Store, Macy's, Mervyn's, Sears	—
Towson Town Center	Towson, MD	35	973,637	519,567	Crate & Barrel, Macy's, Nordstrom	—
The Trails Village Center	Las Vegas, NV	50	174,660	92,145	Longs Drugs, Vons	—
Via Parque Shopping	Rio de Janeiro, Rio de Janeiro (Brazil)	42	609,888	234,725	C&C Casa e Construcao, Casa & Video, Casas Bahia, Cine Via Parque, Citibank Hall, Kalunga, Leader, Lojas Americanas, Marisa, Ponto Frio, Renner	—
Village of Merrick Park(2)	Coral Gables, FL	40	743,685	413,685	Neiman Marcus, Nordstrom	—
Water Tower Place	Chicago, IL	51.65	705,825	278,782	American Girl Place, Forever 21, Macy's	1
Westroads Mall	Omaha, NE	51	1,059,785	373,131	Dick's Sporting Goods, JCPenney, Rave, Von Maur, Younkers	—
Whaler's Village	Lahaina, HI	50	111,857	111,857	N/A	N/A
Willowbrook Mall	Houston, TX	50	1,502,190	395,606	Dillard's, JCPenney, Macy's, Sears	—
			42,593,429	17,293,270		

(1) In certain cases, where a center is located in part of a larger metropolitan area, the metropolitan area is identified in parenthesis.

(2) A portion of the property is subject to a ground lease.

Anchors

Anchors have traditionally been a major component of a regional shopping center. Anchors are frequently department stores whose merchandise appeals to a broad range of shoppers. Anchors generally either own their stores, the land under them and adjacent parking areas, or enter into long-term leases at rates that are generally lower than the rents charged to Mall Store tenants. We also typically enter into long-term reciprocal agreements with Anchors that provide for, among other things, mall and Anchor operating covenants and Anchor expense participation. The centers in the Retail Portfolio receive a smaller percentage of their operating income from Anchors than from Mall Stores. While the market share of many traditional department store Anchors has been declining, strong Anchors continue to play an important role in maintaining customer traffic and making the centers in the Retail Portfolio desirable locations for Mall Store tenants.

The following table indicates the parent company of certain Anchors and sets forth the number of stores and square feet owned or leased by each Anchor in the Retail Portfolio as of December 31, 2007.

	Consolidated		Unconsolidated		Total	
	Total Stores	Square Feet (000's)	Total Stores	Square Feet (000's)	Total Stores	Square Feet (000's)
Macy's, Inc.						
Bloomingdale's, including Home	2	360	3	465	5	825
David's Bridal	1	10	—	—	1	10
Epicenter	—	—	1	190	1	190
Macy's, including Mens, Womens, Children and Home	103	16,320	34	6,403	137	22,723
Total Macy's, Inc.	106	16,690	38	7,058	144	23,748
Sears Holdings Corporation						
Sears	113	16,083	15	2,604	128	18,687
Kmart	1	88	—	—	1	88
Total Sears Holdings Corporation	114	16,171	15	2,604	129	18,775
Belk, Inc.						
Belk, including Men's and Hudson	12	1,696	4	462	16	2,158
Parisian	1	86	—	—	1	86
Proffit's, including Home	2	113	—	—	2	113
Total Belk, Inc.	15	1,895	4	462	19	2,357
Bon-Ton Department Stores, Inc.						
Bergner's	1	154	—	—	1	154
The Bon-Ton	2	267	—	—	2	267
Boston Store	1	211	—	—	1	211
Carson Pirie Scott	1	138	—	—	1	138
Elder-Beerman	3	142	—	—	3	142
Herberger's	1	71	—	—	1	71
Younkers	9	1,010	1	173	10	1,183
Total Bon-Ton Department Stores, Inc.	18	1,993	1	173	19	2,166
JCPenney Company, Inc.	112	12,820	20	3,044	132	15,864
Dillard's Inc.	67	10,921	15	2,786	82	13,707
Nordstrom, Inc.	8	1,256	13	2,185	21	3,441
Target Corporation	16	1,904	1	180	17	2,084
NRDC Equity Partners Fund III (d.b.a. Lord & Taylor)	5	643	4	471	9	1,114
American Multi-Cinema, Inc.	8	634	5	396	13	1,030
The Neiman Marcus Group, Inc.	3	460	5	590	8	1,050
Boscov's	4	820	2	188	6	1,008
Others	156	9,906	28	1,797	184	11,703
Grand Total	632	76,113	151	21,934	783	98,047

Non-Retail Properties

See Item 1 "Narrative Description of Business" for information regarding our other properties (office, industrial and mixed-use buildings) and our Master Planned Communities segment.

Item 3. *Legal Proceedings*

Except as described in Note 5, neither the Company nor any of the Unconsolidated Real Estate Affiliates is currently involved in any material pending legal proceedings nor, to our knowledge, is any material legal proceeding currently threatened against the Company or any of the Unconsolidated Real Estate Affiliates.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of GGP's stockholders during the fourth quarter of 2007.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

GGP's common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the symbol "GGP." As of February 22, 2008, our common stock was held by 2,561 stockholders of record.

The following table summarizes the quarterly high and low sales prices per share of our common stock as reported by the NYSE.

	Stock Price	
Quarter Ended	High	Low
2007		
December 31	$57.84	$39.31
September 30	55.20	42.40
June 30	65.89	51.36
March 31	67.43	51.16
2006		
December 31	$56.14	$46.14
September 30	48.70	43.49
June 30	49.06	41.92
March 31	52.32	46.23

The following table summarizes quarterly distributions per share of our common stock.

Declaration Date	Record Date	Payment Date	Amount
2007			
October 4	October 17	October 31	.50
July 5	July 17	July 31	.45
April 4	April 13	April 28	.45
January 6	January 17	January 31	.45
2006			
October 6	October 17	October 31	.45
July 5	July 17	July 31	.41
April 4	April 13	April 28	.41
January 7	January 17	January 31	.41

There were no repurchases of our common stock during the quarter ended December 31, 2007.

See Note 12 for information regarding redemptions of Common Units for common stock and Note 10 for information regarding shares of our common stock that may be issued under our equity compensation plans as of December 31, 2007.

Item 6. ***Selected Financial Data***

The following table sets forth selected financial data which is derived from, and should be read in conjunction with, the Consolidated Financial Statements and the related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report.

	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Operating Data					
Revenues	$ 3,261,801	$ 3,256,283	$ 3,072,704	$ 1,799,881	$ 1,262,791
Depreciation and amortization	(670,454)	(690,194)	(672,914)	(364,854)	(230,195)
Other operating expenses	(1,513,486)	(1,377,637)	(1,340,806)	(693,735)	(484,196)
Interest expense, net	(1,165,456)	(1,105,852)	(1,020,825)	(468,958)	(276,235)
Benefit from (provision for) income taxes	294,160	(98,984)	(51,289)	(2,383)	(98)
Minority interest	(77,012)	(37,761)	(43,989)	(105,274)	(110,984)
Equity in income of unconsolidated affiliates	158,401	114,241	120,986	88,191	94,480
Income from continuing operations	287,954	60,096	63,867	252,868	255,563
Income (loss) from discontinued operations, net	—	(823)	11,686	14,984	7,848
Net income	287,954	59,273	75,553	267,852	263,411
Convertible preferred stock dividends	—	—	—	—	(13,030)
Net income available to common stockholders	$ 287,954	$ 59,273	$ 75,553	$ 267,852	$ 250,381
Basic earnings per share:					
Continuing operations	$ 1.18	$ 0.25	$ 0.27	$ 1.15	$ 1.21
Discontinued operations	—	—	0.05	0.07	0.04
Total basic earnings per share	$ 1.18	$ 0.25	$ 0.32	$ 1.22	$ 1.25
Diluted earnings per share:					
Continuing operations	$ 1.18	$ 0.24	$ 0.27	$ 1.15	$ 1.19
Discontinued operations	—	—	0.05	0.06	0.03
Total diluted earnings per share	$ 1.18	$ 0.24	$ 0.32	$ 1.21	$ 1.22
Distributions declared per share	$ 1.85	$ 1.68	$ 1.49	$ 1.26	$ 0.78
Balance sheet Data					
Investment in real estate assets — cost	$30,449,086	$26,160,637	$25,404,891	$25,254,333	$10,307,961
Total assets	28,814,319	25,241,445	25,307,019	25,718,625	9,582,897
Total debt	24,282,139	20,521,967	20,418,875	20,310,947	6,649,490
Preferred minority interests	121,482	182,828	205,944	403,161	495,211
Common minority interests	351,362	347,753	430,292	551,282	408,613
Stockholders' equity	1,456,696	1,664,079	1,932,918	2,143,150	1,670,409

	2007	2006	2005	2004	2003
		(In thousands, except per share amounts)			
Cash Flow Data					
Operating activities	$ 707,416	$ 816,351	$ 841,978	$ 719,376	$ 585,735
Investing activities	(1,780,932)	(210,400)	(154,197)	(9,020,815)	(1,753,426)
Financing activities	1,075,911	(611,603)	(624,571)	8,330,343	1,124,728
Funds From Operations (1)					
Operating Partnership	$ 1,100,808	$ 902,361	$ 891,696	$ 766,164	$ 618,561
Less: Allocation to Operating Partnership unitholders	(193,798)	(161,795)	(165,205)	(154,347)	(138,568)
GGP stockholders	$ 907,010	$ 740,566	$ 726,491	$ 611,817	$ 479,993

(1) Funds From Operations ("FFO" as defined below) does not represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP").

Funds From Operations

Consistent with real estate industry and investment community practices, we use FFO as a supplemental measure of our operating performance. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains or losses from cumulative effects of accounting changes, extraordinary items and sales of operating rental properties, plus real estate related depreciation and amortization and after adjustments for the preceding items in our unconsolidated partnerships and joint ventures.

We consider FFO a useful supplemental measure for equity REITs and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP since these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance, particularly with respect to our rental properties.

In order to provide a better understanding of the relationship between FFO and net income available to common stockholders, a reconciliation of FFO to net income available to common stockholders has been provided. FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to GAAP net income and is not necessarily indicative of cash available to fund cash requirements.

Reconciliation of FFO to Net Income Available to Common Stockholders

	2007	2006	2005	2004	2003
			(In thousands)		
FFO:					
General Growth stockholders	$ 907,010	$ 740,566	$ 726,491	$ 611,817	$ 479,993
Operating Partnership unitholders	193,798	161,795	165,205	154,347	138,568
Operating Partnership	1,100,808	902,361	891,696	766,164	618,561
Depreciation and amortization of capitalized real estate costs	(797,189)	(835,656)	(799,337)	(440,108)	(299,711)
Minority interest in depreciation of Consolidated Properties and other	45,944	8,401	(10,712)	(6,235)	(6,299)
Minority interest to Operating Partnership unitholders	(61,609)	(15,010)	(17,780)	(66,953)	(56,988)
Income from continuing operations	287,954	60,096	63,867	252,868	255,563
Income (loss) from discontinued operations, net of minority interest	—	(823)	11,686	14,984	7,848
Net income	287,954	59,273	75,553	267,852	263,411
Convertible preferred stock dividends	—	—	—	—	(13,030)
Net income available to common stockholders	$ 287,954	$ 59,273	$ 75,553	$ 267,852	$ 250,381

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

All references to numbered Notes are to specific footnotes to our Consolidated Financial Statements included in this Annual Report and which descriptions are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") have the same meanings as in such Notes. See also the Glossary at the end of this Item 7 for definitions of selected terms used in this Annual Report.

Overview — Retail and Other Segment

Our primary business is acquiring, owning, managing, leasing and developing retail rental property, primarily shopping centers. The majority of our properties are located in the United States, but we also have retail rental property operations and property management activities (through unconsolidated joint ventures) in Brazil and Turkey.

We provide on-site management and other services to substantially all of our properties, including properties which we own through joint venture arrangements and which are unconsolidated for GAAP purposes. Our management operating philosophies and strategies are generally the same whether the properties are consolidated or unconsolidated. As a result, we believe that financial information and operating statistics with respect to all properties, both consolidated and unconsolidated, provide important insights into our operating results. Collectively, we refer to our Consolidated and Unconsolidated Properties as our "Company Portfolio" and the retail portion of the Company Portfolio as the "Retail Company Portfolio."

We seek to increase cash flow and real estate net operating income of our retail and office rental properties through proactive property management and leasing (including tenant remerchandising), operating cost reductions, physical expansions, redevelopments and capital reinvestment. Some of the actions that we take to increase productivity include changing the tenant mix, adding vendor carts or kiosks and full expansions or renovations of centers.

We believe that the most significant operating factor affecting incremental cash flow and real estate net operating income is increased rents earned from tenants at our properties. These rental revenue increases are primarily achieved by:

- Renewing expiring leases and re-leasing existing space at rates higher than expiring or existing rates
- Increasing occupancy at the properties so that more space is generating rent
- Increased tenant sales in which we participate through overage rents

The following table summarizes selected operating statistics. Unless noted, all information is as of December 31, 2007.

	Consolidated Retail Properties	Unconsolidated Retail Properties	Retail Company Portfolio
Operating Statistics (a)			
Occupancy:			
December 31, 2007	93.4%	94.9%	93.8%
December 31, 2006	93.4	94.2	93.6
Trailing 12 month total tenant sales per sq. ft.(b)	$ 444	$ 521	$ 462
% change in total sales(b)	3.0%	7.9%	4.3%
% change in comparable sales(b)	1.1	2.4	1.4
Mall and freestanding GLA excluding space under redevelopment (in sq. ft.)	48,786,727	13,969,602	62,756,329
Certain Financial Information			
Average annualized in place sum of rent and recoverable common area costs per sq. ft.(d)	$ 44.90	$ 53.35	
Average sum of rent and recoverable common area costs per sq. ft. for new/renewal leases(c)(d)	39.64	50.17	
Average sum of rent and recoverable common area costs per sq. ft. for leases expiring in 2007(c)(d)	31.38	37.95	

(a) Excludes properties currently being redeveloped and/or remerchandised and miscellaneous (non-mall) properties.

(b) Due to tenant sales reporting timelines, data presented is as of November 2007.

(c) Excludes current year acquisitions.

(d) Data includes a significant portion of short term leases on inline spaces that are leased for one year. Rent and recoverable common area costs related to these short term leases are typically much lower than those in long term leases.

The expansion and renovation of a property may also result in increased cash flows and operating income as a result of increased customer traffic, trade area penetration and improved competitive position of the property. As of December 31, 2007, we had nine major approved redevelopment projects underway.

We also develop retail centers from the ground-up. In October 2007 we opened The Shops at Fallen Timbers in Maumee, Ohio. This open-air center includes approximately one million square feet of retail, dining and entertainment space.. Anchors include Dillard's, JC Penney, Barnes and Noble and a multi-screen theater. In November 2007, we opened Park West in Peoria, Arizona. This open-air shopping, dining and entertainment center is anchored by a 16-screen Harkins Theatre. Also, during 2007 we opened Gateway Overlook in Columbia, Maryland; Espark in Eskisehir, Turkey; Bangu Shopping in Rio de Janeiro, Brazil and Santana Parque Shopping in Sao Paulo, Brazil.

Eight significant new retail development projects are currently under construction, and are expected to open in 2008 through 2010:

Consolidated Properties:

- Elk Grove Promenade in Elk Grove, California
- The Shops at La Cantera in San Antonio, Texas
- Vista Commons in Las Vegas, Nevada

Unconsolidated Properties:

- Boulevard in Belo Horizonte, Brazil
- Caxias in Rio de Janeiro, Brazil
- Echelon in Las Vegas, Nevada
- Pinnacle Hills South in Rogers, Arkansas
- RiverCrossing in Macon, Georgia

Total expenditures (including our share of the Unconsolidated Real Estate Affiliates) for these redevelopment and development projects were approximately $790 million as of December 31, 2007.

We also have six other planned new retail or mixed-use developments and seven planned expansion and redevelopment projects.

Overview — Master Planned Communities Segment

Our Master Planned Communities business consists of the development and sale of residential and commercial land, primarily in large-scale projects in and around Columbia, Maryland; Houston, Texas; and Summerlin, Nevada. Residential sales include standard, custom and high density (i.e. condominium, town homes and apartments) parcels. Standard residential lots are designated for detached and attached single- and multi-family homes, ranging from entry-level to luxury homes. At our Summerlin project, we have further designated certain residential parcels as custom lots as their premium price reflects their larger size and other distinguishing features including gated communities, golf course access and higher elevations. Commercial sales include parcels designated for retail, office, services and other for-profit activities, as well as those parcels designated for use by government, schools and other not-for-profit entities.

Revenues are derived primarily from the sale of finished lots, including infrastructure and amenities, and undeveloped property to both residential and commercial developers. Additional revenues are earned through participations with builders in their sales of finished homes to homebuyers. Revenues and net operating income are affected by such factors as the availability to purchasers of construction and permanent mortgage financing at acceptable interest rates, consumer and business confidences, regional economic conditions in the areas surrounding the projects, levels of homebuilder inventory, other factors affecting the homebuilder business and sales of residential properties generally, availability of saleable land for particular uses and our decisions to sell, develop or retain land.

Our primary strategy in this segment is to develop and sell land in a manner that increases the value of the remaining land to be developed and sold and to provide current cash flows. Our Master Planned Communities projects are owned by taxable REIT subsidiaries and, as a result, are subject to income taxes. Cash requirements to meet federal income tax requirements will increase in future years as we exhaust certain net loss carry forwards and as certain master planned community developments are completed for tax purposes and, as a result, previously deferred taxes must be paid. Such cash requirements could be significant. Additionally, revenues from the sale of land at Summerlin are subject to the Contingent Stock Agreement as more fully described in Note 14.

The pace of land sales for standard residential lots has declined in recent periods. We expect diminished demand for residential land to continue into 2008.

Based on the results of our evaluations for impairment (Note 2), we recognized a non-cash impairment charge of $127.6 million in 2007 related to our Columbia and Fairwood properties in our Master Planned Communities segment.

Overview — Other

During 2007, we obtained approximately $4.46 billion of consolidated debt through new financings and refinancings. Our share of debt issued by our Unconsolidated Real Estate Affiliates totaled approximately $323.5 million during the same period. Proceeds from the issuances were used, in part, to repay approximately $990.3 million of variable-rate debt and $1.45 billion of fixed rate debt.

Effective January 1, 2007, Rouse Property Management, Inc., a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. The transfer combined substantially all of our domestic management activities into a single TRS, but has not had a significant impact on our results of operations.

We also restructured an additional TRS effective March 31, 2007. Through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT. This transaction resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by that private REIT.

During the third quarter 2007, we completed the Homart I acquisition (Note 3) for an aggregate purchase price, including our share of debt and liabilities assumed, of approximately $2.3 billion.

In addition, during 2007 we acquired the minority ownership interest in two operating properties for a purchase price of approximately $13 million, four former Mervyn's department stores for an aggregate purchase price of approximately $18 million, and increased our investment in our Brazilian joint venture by approximately $98.5 million primarily for additional construction and acquisition purposes.

Seasonality

Although we have a year-long temporary leasing program, occupancies for short-term tenants and, therefore, rental income recognized, are higher during the second half of the year. In addition, the majority of our tenants have December or January lease years for purposes of calculating annual overage rent amounts. Accordingly, overage rent thresholds are most commonly achieved in the fourth quarter. As a result, revenue production is generally highest in the fourth quarter of each year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from those estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies are those applicable to the following:

Initial valuations and estimated useful lives or amortization periods for property and intangibles. When we acquire a property, we make an initial assessment of the initial valuation and composition of the assets acquired and liabilities assumed. These assessments consider fair values of the respective assets and liabilities and are primarily determined based on estimated future cash flows using appropriate discount and capitalization rates, but may also be based on independent appraisals or other market data. The estimated future cash flows that are used for this analysis reflect the historical operations of the property, known trends and changes expected in current market and economic conditions which would impact the property's operations, and our plans for such property. These estimates are particularly important as they are used for the allocation of purchase price between depreciable and non-depreciable real estate and other identifiable intangibles including above, below and at-market leases. Significant differences in annual depreciation or amortization expense may result from the differing amortization periods related to such purchased assets and liabilities. As a result, the impact of these estimates on our operations could be substantial.

Events or changes in circumstances concerning a property may occur which could indicate that the carrying values or amortization periods of the assets and liabilities may require adjustment. The resulting recovery analysis also depends on an analysis of future cash flows to be generated from a property's assets and liabilities. Changes in our overall plans (for example, the extent and nature of a proposed redevelopment of a property) and our views on current market and economic conditions may have a significant impact on the resulting estimated future cash flows of a property that are analyzed for these purposes.

Impairment. We review our real estate assets, which include developments in progress and investment land and land held for development and sale, for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators for our retail and other segment are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income and occupancy percentages. Impairment indicators for our master planned communities segment are assessed separately for each parcel or community and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs or cancellation rates, and projected losses on expected future land sales. Impairment indicators for development in progress or other developments are assessed by project and include, but are not limited to, significant changes in projected completion dates, development costs or market factors.

If an indicator of potential impairment exists, we would test the asset for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flow. We consider a real estate asset to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent we identify that an impairment has occurred, we would expense the excess of the carrying value of the asset over its estimated fair value.

Recoverable amounts of receivables and deferred taxes. We make periodic assessments of the collectibility of receivables (including those resulting from the difference between rental revenue recognized and rents currently due from tenants) and the recoverability of deferred taxes based on a specific review of the risk of loss on specific accounts or amounts. The receivable analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payee, the basis for any disputes or negotiations with the payee and other information which may impact collectibility. For straight-line rents, the analysis considers the probability of collection of the unbilled deferred rent receivable given our experience regarding such amounts. For deferred taxes, an assessment of the recoverability of the tax asset considers the current expiration periods of the prior net operating loss carryforwards and the estimated future taxable income of our taxable REIT subsidiaries. The resulting estimates of any allowance or reserve related to the recovery of these items is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on such payees and our taxable REIT subsidiaries.

Capitalization of development and leasing costs. We capitalize the costs of development and leasing activities of our properties. These costs are incurred both at the property location and at the regional and corporate office levels. The amount of capitalization depends, in part, on the identification and justifiable allocation of certain activities to specific projects and leases. Differences in methodologies of cost identification and documentation, as well as differing assumptions as to the time incurred on projects, can yield significant differences in the amounts capitalized and, as a result, the amount of depreciation recognized.

Revenue recognition and related matters. Minimum rent revenues are recognized on a straight-lined basis over the terms of the related leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties. Straight-line rents receivable represents the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases. Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances. For land sale transactions in which we are required to perform additional services and incur significant costs after title has passed, revenues and cost of sales are recognized on a percentage of completion basis.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each master planned community project. The cost ratios used are based on actual costs incurred and estimates of development costs and sales revenues for completion of each project. The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project. The increase in the basis of the land due to purchase price accounting adjustments has resulted in a significant increase in the cost ratios of our projects. The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

Results of Operations

Our revenues are primarily received from tenants in the form of fixed minimum rents, overage rents and recoveries of operating expenses. We have presented the following discussion of our results of operations on a segment basis under the proportionate share method. Under the proportionate share method, our share of the revenues and expenses of the Unconsolidated Properties are combined with the revenues and expenses of the Consolidated Properties. Other revenues are increased by the real estate net operating income of discontinued operations and are reduced by our consolidated minority interest venturers' share of real estate net operating income. See Note 16 for additional information including reconciliations of our segment basis results to GAAP basis results. The Homart I acquisition changes the consolidated revenue and expense items below, as the acquisition resulted in the consolidation of the operations of the properties acquired. Historically, the Company's share of such operations was reflected as equity in income of Unconsolidated Real Estate Affiliates. Segment operations also were significantly impacted by the Homart I acquisition, as an additional 50% share of the operations of the properties are included in the segment results after the purchase date. Accordingly, discussion of the operational results below has been limited to only those elements of operating trends that were not a function of the Homart I acquisition.

Year Ended December 31, 2007 and 2006

Retail and Other Segment

The following table compares major revenue and expense items:

	2007	2006	$ Increase (Decrease)	% Increase (Decrease)
		(In thousands)		
Property revenues:				
Minimum rents	$2,339,915	$2,181,845	$158,070	7.2%
Tenant recoveries	1,033,287	960,816	72,471	7.5
Overage rents	101,229	91,911	9,318	10.1
Other	198,794	188,331	10,463	5.6
Total property revenues	3,673,225	3,422,903	250,322	7.3
Property operating expenses:				
Real estate taxes	296,962	277,381	19,581	7.1
Repairs and maintenance	257,095	242,846	14,249	5.9
Marketing	66,897	61,810	5,087	8.2
Other property operating costs	571,269	527,030	44,239	8.4
Provision for doubtful accounts	7,404	22,871	(15,467)	(67.6)
Total property operating expenses	1,199,627	1,131,938	67,689	6.0
Retail and other net operating income	$2,473,598	$2,290,965	$182,633	8.0%

Higher effective rents, retail center occupancy and leased area across the portfolio contributed to the increase in minimum rents in 2007. Retail center occupancy, excluding international properties and properties in redevelopment, was 93.8% at December 31, 2007 as compared to 93.6% at December 31, 2006. Mall and freestanding GLA for the retail properties, excluding international properties and properties in redevelopment, increased to 62.8 million square feet at December 31, 2007 compared to 61.9 million square feet at December 31, 2006.

Our leases include both a base rent component and a component which requires tenants to pay amounts related to all, or substantially all, of their share of real estate taxes and certain property operating expenses, including common area maintenance and insurance. The portion of these leases attributable to real estate tax and operating expense recoveries are recorded as "Tenant recoveries".

The increase in overage rents is primarily attributable to The Grand Canal Shoppes as a result of increased tenant sales in 2007 compared to 2006. Increased tenant sales across the portfolio contributed to the remaining increase.

Other revenues include all other property revenues including vending, parking, sponsorship and advertising revenues, less NOI of minority interests in consolidated joint ventures. The increase in 2007 is primarily due to an increase in advertising revenue across the portfolio and lower allocations to minority interests as a result of certain acquisitions of our venture partners' ownership shares since 2006.

Real estate taxes increased in 2007 as compared to 2006 partially due to a $1.6 million increase at Glenbrook Square resulting from a higher tax assessment and a $0.9 million increase at Stonestown Galleria as the result of revised prior period assessments.

Other property operating costs increased in 2007 as compared to 2006 due to lower insurance costs in 2006. Other property operating expenses also increased at Ala Moana Center, The Grand Canal Shoppes, Oakwood Center and Riverwalk Marketplace. Lastly, expenses increased at our Brazil joint venture primarily as a result of acquisitions.

The provision for doubtful accounts decreased in 2007 primarily due to the recognition of approximately $13.4 million of business interruption insurance recoveries at Oakwood Center and Riverwalk Marketplace, which offset previously reserved tenant rents.

Master Planned Communities Segment

	2007	2006	$ Increase (Decrease)	% Increase (Decrease)
		(In thousands)		
Land sales	$ 230,666	$ 508,744	$(278,078)	(54.7)%
Land sales operations	(174,521)	(378,757)	(204,236)	(53.9)
Net operating income before impairment charge	56,145	129,987	(73,842)	(56.8)
Columbia and Fairwood Communities impairment charge	(127,600)	—	127,600	100.0
Real estate property net operating income (loss)	$ (71,455)	$ 129,987	$(201,442)	(155.0)%

Land sales declined for 2007, predominantly due to significant reductions at our Summerlin community. We expect the declining trend to continue in 2008. As a result of high inventories of unsold homes and land across the country, national home builders have reduced activity even in generally strong markets such as Las Vegas and Houston.

Based on the results of our evaluations for impairment (Note 2), we recognized a non-cash impairment charge of $127.6 million in 2007 related to our Columbia and Fairwood communities located in Maryland.

	Lot Sales and Pricing		Acreage	
	2007	2006	Total Gross Acres	Remaining Saleable Acres
		($ in thousands)		
Maryland communities (1):				
Residential:				
Acres sold	10.7	46.5		263
Average price/acre	$ 420	$ 966		
Commercial:				
Acres sold	20.4	55.2		325
Average price/acre	$ 548	$ 681		
Acreage			19,100	588
Summerlin (2):				
Residential:				
Acres sold	39.3	251.2		6,815
Average price/acre	$1,246	$1,067		
Commercial:				
Acres sold	20.8	22.5		867
Average price/acre	$1,108	$ 251 (3)		
Acreage			22,500	7,682

	Lot Sales and Pricing		Acreage	
	2007	2006	Total Gross Acres	Remaining Saleable Acres
	($ in thousands)			
Bridgeland:				
Residential:				
Acres sold	66.0	64.3		6,026
Average price/acre	$ 248	$ 222		
Commercial:				
Acres sold	—	—		1,261
Average price/acre	$ —	$ —		
Acreage			11,400	7,287
Woodlands (4):				
Residential:				
Acres sold	293.1	288.1		1,451
Average price/acre	$ 362	$ 374		
Commercial:				
Acres sold	92.4	85.6		1,120
Average price/acre	$ 395	$ 396		
Acreage			28,400	2,571

(1) Maryland communities include Columbia and Fairwood.

(2) Summerlin — Does not reflect impact of CSA (Note 14). Average price per acre includes assumption of Special Improvement District financing.

(3) Summerlin — Includes the effect of a single sale of a 19.1 acre parcel to a school at a price of $25 thousand per acre.

(4) Woodlands — Shown at 100%. Our share of The Woodlands is 52.5%.

Average Price per Acre is the aggregate contract price paid for all parcels sold, divided by the relevant number of acres sold and is based on sales closed. This average price can fluctuate widely, depending on location of the parcels within a community and the unit price and density of what is sold. The average price per acre does not include payments received under builders' price participation agreements, where we may receive additional proceeds post-sale and record those revenues at that later date, based on the final selling price of the home. In some cases, these payments have been significant with respect to the initial lot price. In addition, there will be other timing differences between lot sales and reported revenue due to timing of revenue recognition under generally accepted accounting principles. The above pricing data also does not reflect the impact of income taxes and the CSA (Note 14), which can have a material impact on results.

Residential Acreage includes standard, custom and high density residential land parcels. Standard residential lots are designated for detached and attached single- and multi-family homes, of a broad range, from entry-level to luxury homes. At Summerlin, we have designated certain residential parcels as custom lots as their premium price reflects their larger size and other distinguishing features, such as being within a gated community, having golf course access or being located at higher elevations. High density residential includes townhomes, apartments and condos.

Commercial Acreage is designated for retail, office, services and other for-profit activities, as well as those parcels allocated for use by government, schools, houses of worship and other not-for-profit entities.

Gross Acres encompasses all of the land located within the borders of the Master Planned Community, including parcels already sold, saleable parcels and non-saleable areas, such as roads, parks and recreation and conservation areas.

Remaining Saleable Acres includes only parcels that are intended for sale. The mix of intended use, as well as amount of remaining saleable acres, is likely to change over time as the master plan for a particular project is developed over time.

Certain Significant Consolidated Revenues and Expenses

	2007	2006	$ Increase (Decrease)	% Increase (Decrease)
		(In thousands)		
Tenant rents	$2,882,491	$2,602,487	$ 280,004	10.8%
Land sales	145,649	423,183	(277,534)	(65.6)
Property operating expenses	944,338	861,351	82,987	9.6
Land sales operations	244,308	316,453	(72,145)	(22.8)
Management and other fees	106,584	115,798	(9,214)	(8.0)
Property management and other costs	198,610	181,033	17,577	9.7
General and administrative	37,005	18,800	18,205	96.8
Litigation provision	89,225	—	89,225	100.0
Depreciation and amortization	670,454	690,194	(19,740)	(2.9)
Interest expense	1,174,097	1,117,437	56,660	5.1
(Benefit from) provision for income taxes	(294,160)	98,984	(393,144)	(397.2)
Equity in income of Unconsolidated Real Estate Affiliates	158,401	114,241	44,160	38.7

Changes in consolidated tenant rents (which includes minimum rents, tenant recoveries and overage rents), land sales, property operating expenses and land sales operations were attributable to the same items discussed above in our segment basis results, excluding those items related to our Unconsolidated Properties.

Management and other fees were relatively consistent with last year. Property management and other costs and general and administrative in aggregate represent our costs of doing business and are generally not direct property-related costs. Property management and other costs increased primarily as a result of higher personnel and personnel-related costs in 2007. The increase was attributable to higher incentive compensation costs.

The increase in general and administrative is attributable to higher senior management compensation expense, including bonuses and higher stock option expense resulting from the acceleration of the vesting period for certain stock options in the first quarter 2007 and the accrual of litigation costs as discussed immediately below and in Note 5.

The litigation provision in 2007 reflects the accrual of 100% of the judgment in the Caruso Affiliated Holdings and Glendale Galleria matter. We are currently in the process of appealing such judgment but believe such provision is necessary as a result of our potential responsibility as managing agent of the property (Note 5).

The decrease in depreciation and amortization is primarily due to the change in estimate of the useful life of certain intangible assets and liabilities acquired in the TRC Merger, the completed depreciation of broadband equipment and other shorter-lived assets acquired or developed in the period 1998 to 2002 and a cumulative adjustment to the useful lives of certain assets.

The increase in interest expense is primarily due to higher average debt balances during 2007. This increase is partially offset by higher capitalized interest earlier in the year. As a result of the increase in our development activities, we capitalized more interest in 2007 than in 2006. Additionally, we incurred lower debt extinguishment costs in 2007 as a result of reduced refinancing activity. In the first quarter of 2006, we amended the senior unsecured credit facility and reduced the rate by approximately 60 basis points and refinanced $2 billion of variable-rate debt with lower fixed-rate property debt in the third quarter of 2006. See Liquidity and Capital Resources for information regarding 2007 financing activity and Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," for additional information regarding the potential impact of future interest rate increases.

Substantially all of the change in the (benefit from) provision for income taxes is attributable to an internal restructuring of certain of our operating properties that were previously owned by TRS entities. This restructuring resulted in an approximate $321.0 million income tax benefit. In addition, the (benefit from) provision for income taxes for 2007 includes a deferred income tax benefit of $50.5 million associated with the impairment charge recorded at our Maryland communities. Also impacting the change was the recognition of potential interest expense related to unrecognized tax benefits recorded as the result of the adoption of FIN 48.

The increase in equity in income of Unconsolidated Real Estate Affiliates in 2007 compared to 2006 is primarily due to our share of gain related to the sales of non-retail properties by two of our joint ventures. Our share of income related to the operations at our Brazil joint venture increased primarily due to acquisitions in 2007. Such increases were partially offset by the decrease in our share of the operations of GGP/Homart I as such operations are now fully consolidated due to our acquisition of our joint venture partner's 50% ownership share of the venture on July 6, 2007 (Note 3).

Year Ended December 31, 2006 and 2005

Retail and Other Segment

The following table compares major revenue and expense items:

	2006	2005	$ Increase (Decrease)	% Increase (Decrease)
		(In thousands)		
Property revenues:				
Minimum rents	$2,181,845	$2,064,127	$117,718	5.7%
Tenant recoveries	960,816	936,029	24,787	2.6
Overage rents	91,911	83,713	8,198	9.8
Other	188,331	172,477	15,854	9.2
Total property revenues	3,422,903	3,256,346	166,557	5.1
Property operating expenses:				
Real estate taxes	277,381	261,331	16,050	6.1
Repairs and maintenance	242,846	238,703	4,143	1.7
Marketing	61,810	78,227	(16,417)	(21.0)
Other property operating costs	527,030	510,432	16,598	3.3
Provision for doubtful accounts	22,871	18,725	4,146	22.1
Total property operating expenses	1,131,938	1,107,418	24,520	2.2
Retail and other net operating income	$2,290,965	$2,148,928	$142,037	6.6%

The increase in minimum rents is primarily attributable to the following:

- Higher minimum rents, especially at The Shops at La Cantera which opened in September 2005, and Ala Moana Center which was recently redeveloped
- The acquisition of Whaler's Village by one of our joint ventures, the acquisition of our partner's share of GGP Ivanhoe IV, Inc. and the acquisition of Shopping Campina Grande as well as other properties in our Brazil joint venture
- Higher specialty leasing and kiosk rents, especially at properties acquired in the 2004 TRC Merger, as well as higher termination income
- Greater use of vacant space for temporary tenant rentals

Tenant recoveries increased primarily as a result of higher operating costs, as discussed below, that are substantially recoverable from our tenants.

The increase in overage rents is primarily attributed to The Grand Canal Shoppes and Fashion Show as the result of increased sales and occupancy compared to 2005.

Other revenues include all other property revenues including vending, parking, sponsorship and advertising revenues in addition to real estate property NOI of discontinued operations less NOI of minority interests in consolidated joint ventures. Increases in vending, parking, sponsorship and advertising revenues in 2006 were partially offset by higher minority interest allocations, especially at The Shops at La Cantera, which opened in September 2005. Additionally we had a gain on sale of an unconsolidated office property in 2006, a reduction to income by an Unconsolidated Property in 2005, and NOI of discontinued operations in 2005.

Higher real estate taxes are primarily attributed to The Shops at La Cantera and Jordan Creek Town Center with substantially all of the remaining properties in the portfolio reporting individual minor increases.

The increase in repairs and maintenance is primarily attributed to Ala Moana Center, The Shops at La Cantera, Providence Place, the acquisition of Whaler's Village and the acquisition of our partner's share in GGP Ivanhoe IV, Inc.

Marketing expenses decreased at substantially all of our properties due to significant cost control initiatives.

Property operating expenses increased due to higher electric expense, security expense and insurance costs across the portfolio. Property operating expenses in 2005 include a reduction to expenses by an Unconsolidated Property, which was acquired during the TRC Merger. Such increases were offset by decreases at Oakwood Center which operated at substantially reduced capacity in 2006 due to hurricane-related damage incurred in September 2005.

The increase in the provision for doubtful accounts is primarily due to Oakwood Center and Riverwalk Marketplace, which were damaged as discussed in Note 14. The increases were partially offset by provisions in 2005 including an individual tenant bankruptcy.

Master Planned Communities Segment

	2006	2005	$ Increase (Decrease)	% Increase (Decrease)
		(In thousands)		
Land sales	$ 508,744	$ 468,294	$40,450	8.6%
Land sales operations	(378,757)	(372,641)	6,116	1.6
Real estate property net operating income	$ 129,987	$ 95,653	$34,334	35.9%

The increase in land sales is substantially due to a single $123 million sale to a home builder at our Summerlin project in December 2006. The increase was offset by lower demand at our Columbia and Fairwood projects. See the table below for additional detail regarding the acres sold and the price per acre sold.

Both real estate property net operating income and real estate property net operating income as a percent of land sales increased over 2005. These increases are primarily due to an increase in the builder participation at our Summerlin development and to an increase in the margin between the cost and the sales prices for developed lots. Lots developed and sold since the TRC Merger have higher profit margins than lots which were finished at the time of the TRC Merger because all lots were marked-to-market at the time of the TRC Merger.

As the new housing market softened throughout 2006, demand at our Summerlin, Columbia and Fairwood projects declined and a number of anticipated sales were cancelled by the builders. Unlike other markets in which builders have a significantly higher supply of unsold homes, demand at Woodlands and Bridgeland, which began sales in the first quarter of 2006, did not decline in 2006.

	Lot Sales and Pricing		Acreage	
	2006	2005	Total Gross Acres	Remaining Saleable Acres
	($ in thousands)			
Maryland communities (1):				
Residential:				
Acres sold	46.5	86.9		228
Average price/acre	$ 966	$ 833		
Commercial:				
Acres sold	55.2	50.3		352
Average price/acre	$ 681	$ 438		
Acreage			19,100	580
Summerlin (2):				
Residential:				
Acres sold	251.2	269.7		5,527
Average price/acre	$1,067	$ 860		
Commercial:				
Acres sold	22.5	10.0		888
Average price/acre	$251(3)	$ 511		
Acreage			22,500	6,415
Bridgeland:				
Residential:				
Acres sold	64.3	—		5,308
Average price/acre	$ 222	$ —		
Commercial:				
Acres sold	—	—		1,211
Average price/acre	$ —	$ —		
Acreage			10,200	6,519
Woodlands (4):				
Residential:				
Acres sold	288.1	337.3		1,814
Average price/acre	$ 374	$ 312		
Commercial:				
Acres sold	96.0	109.9		1,188
Average price/acre	$ 397	$ 372		
Acreage			28,400	3,002

(1) Maryland communities include Columbia and Fairwood.

(2) Summerlin — Does not reflect impact of CSA (Note 14). Average price per acre includes assumption of Special Improvement District financing.

(3) Summerlin — Includes the effect of a single sale of a 19.1 acre parcel to a school at a price of $25 thousand per acre.

(4) Woodlands — Shown at 100%. Our share of The Woodlands is 52.5%.

Certain Significant Consolidated Revenues and Expenses

	2006	2005	$ Increase (Decrease)	% Increase (Decrease)
	(In thousands)			
Tenant rents	$2,602,487	$2,494,851	$107,636	4.3%
Land sales	423,183	385,205	37,978	9.9
Property operating expenses	861,351	868,926	(7,575)	(0.9)
Land sales operations	316,453	311,815	4,638	1.5
Management and other fees	115,798	91,022	24,776	27.2
Property management and other costs	181,033	144,526	36,507	25.3
General and administrative	18,800	15,539	3,261	21.0
Depreciation and amortization	690,194	672,914	17,280	2.6
Interest expense	1,117,437	1,031,241	86,196	8.4
Provision for income taxes	98,984	51,289	47,695	93.0

Changes in consolidated tenant rents (which includes minimum rents, tenant recoveries and overage rents), land sales, property operating expenses and land sales operations were attributable to the same items discussed above in our segment basis results, excluding those items related to our Unconsolidated Properties.

Management and other fees increased as a result of higher development fees earned as a result of the increased level of expansion and redevelopment activity in 2006. The increase was also attributed to higher management fees earned from our joint venture partners due to acquisitions and openings of ground up developments.

Property management and other costs increased primarily as a result of higher personnel and personnel-related costs in 2006. These increases were primarily attributable to revised allocations between our operating properties and management cost centers.

The increase in depreciation and amortization is primarily due to an increase in depreciation and amortization as a result of redevelopments, the opening of The Shops at La Cantera in September 2005, acquisition of our partner's share in GGP Ivanhoe IV, Inc. and a change in depreciable life at one of our properties (Note 2).

The net increase in interest expense is primarily attributable to the following:

- Increase in interest rates both on new fixed-rate financings and variable-rate debt as a result of increases in the LIBOR rate
- Lower amortization of purchase accounting mark-to-market adjustments (which reduce interest expense). This amortization is reduced as debt is repaid and refinanced
- Increased amortization of deferred finance costs as a result of finance costs incurred in conjunction with the 2006 Credit Facility

These increases were partially offset by lower interest expense on our corporate and other unsecured term loans as a result of refinancing activity in February and August 2006 and increased capitalized interest (which reduces interest expense).

The increase in the provision for income taxes is attributable to higher pre-tax book income subject to taxes at our TRS entities, especially at the properties included in our Master Planned Communities segment. The increase in the provision for income taxes is more significant than the increase in net operating income generated by this segment as certain expenses, including participation expense, are not deductible for tax purposes and the tax basis of properties sold is, generally, significantly lower than the cost of properties sold for financial reporting purposes.

Liquidity and Capital Resources

Our primary uses and sources of our consolidated cash are as follows:

Short-term:

Uses

- Tenant construction allowances
- Minor improvements made to individual properties that are not recoverable through common area maintenance charges to tenants
- Dividend payments
- Debt repayment requirements, including both principal and interest
- Stock repurchases
- Corporate and administrative expenses
- Working capital needs

Sources

- Operating cash flow, including the distributions of our share of cash flow produced by our Unconsolidated Real Estate Affiliates
- Borrowings under revolving credit facilities
- Land sales from the Master Planned Communities segment

Longer-term:

Uses

- New development, including the Master Planned Communities segment
- Major redevelopment, renovation or expansion programs at individual properties
- Debt repayment requirements,including both principal and interest
- Acquisitions, including Anchor stores and contingent amounts on owned properties or communities
- Income tax payments
- International expansion

Sources

- Secured loans collateralized by individual properties
- Unsecured loans at either a venture or company level
- Offerings of equity and/or debt securities
- Construction loans
- Mini-permanent loans
- Long-term project financing
- Joint venture formation with institutional partners
- Asset sales

Cash Flows from Operating Activities

Net cash provided by operating activities was $707.4 million in 2007, $816.4 million in 2006 and $842.0 million in 2005.

Land/residential development and acquisitions expenditures, which are related to our Master Planned Communities segment, were $243.3 million in 2007, $200.4 million in 2006 and $170.0 million in 2005. These expenditures will vary from year to year based on the pace of development and expected sales. As discussed above, demand at our Las Vegas and Maryland communities declined in 2007 and we expect this trend to continue in 2008. As a result, land/residential development and acquisitions expenditures are also expected to decline in 2008.

Net cash provided by (used for) working capital needs totaled $130.1 million in 2007, ($72.4) million in 2006 and ($71.4) million in 2005. The increase in 2007 compared to 2006 is primarily attributable to higher real estate net operating income in our Retail and Other segment, partially offset by higher interest expense and provision for income taxes. Working capital was consistent in 2006 compared to 2005.

The items above were partially offset in all years by a net decrease in net income plus remaining adjustments to reconcile to net cash provided by operating activities.

Cash Flows from Investing Activities

Net cash used in investing activities was $1.78 billion in 2007, $210.4 million in 2006 and $154.2 million in 2005. Net investing cash (used in) provided by our Unconsolidated Real Estate Affiliates was ($300.1) million in 2007, $409.9 million in 2006 and $191.5 million in 2005. The changes are primarily attributable to contributions to affiliates for development projects, distributions resulting from excess proceeds from property financing activities and disposition of properties, and pay-off of affiliate loans related to the Homart I acquisition as well as other unconsolidated affiliates.

Cash used for acquisition/development of real estate and property additions/improvements was $1.50 billion in 2007, $699.4 million in 2006 and $498.0 million in 2005. Expenditures were primarily related to development and redevelopment activity from 2005 through 2007, as well as the Homart I acquisition in 2007. As of December 31, 2007, we had nine redevelopment projects under construction, 10 new development projects under construction and six other planned new retail or mixed-use developments and seven planned expansion and redevelopment projects. Total projected expenditures (including our share of the Unconsolidated Real Estate Affiliates) for the ten new development projects under construction were approximately $790 million as of December 31, 2007. Estimated future approved development spending is approximately $2.10 billion as of December 31, 2007 and is expected to be expended between 2008 and 2011.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities was $1.08 billion in 2007, ($611.6) million in 2006 and ($624.6) million in 2005.

Distributions to common stockholders, holders of Common Units and holders of perpetual and convertible preferred units totaled $561.7 million in 2007, $510.4 million in 2006 and $461.9 million in 2005. Dividends paid per common share were $1.85 in 2007, $1.68 in 2006 and $1.49 in 2005.

In 2005, our Board of Directors authorized a $200 million per fiscal year common stock repurchase program. Stock repurchases under this program may be made through open market or privately negotiated transactions through 2009, unless the program is earlier terminated. The repurchase program gives us the ability to acquire some or all of the shares of common stock to be issued upon the exercise of certain employee stock options and pursuant to the CSA. We repurchased 1.8 million shares for $95.6 million in 2007, 1.9 million shares for $85.9 million under this program in 2006 and 2.2 million shares for $98.9 million in 2005.

We redeemed perpetual preferred units totaling $60.0 million in 2007 and $183.0 million in 2005.

New financings exceeded principal payments on our debt by $1.76 billion in 2007 and $115.3 million in 2005 whereas principal payments exceeded new financings by $17.2 million in 2006.

Our consolidated debt and our pro rata share of the debt of our Unconsolidated Real Estate Affiliates, after giving effect to interest rate swap agreements, were as follows:

	December 31,		
	2007	2006	2005
		(In millions)	
Consolidated:			
Fixed-rate debt	$21,035	$17,838	$14,789
Variable-rate debt:			
Corporate and other unsecured	2,523	2,491	4,875
Other variable-rate debt	724	193	755
Total variable-rate debt	3,247	2,684	5,630
Total consolidated	$24,282	$20,522	$20,419
Weighted-average interest rate (exluding deferred finance costs)	5.55%	5.70%	5.64%
Unconsolidated:			
Fixed-rate debt	$ 2,750	$ 3,588	$ 2,788
Variable-rate debt	299	296	455
Total Unconsolidated Real Estate Affiliates	$ 3,049	$ 3,884	$ 3,243
Weighted-average interest rate (exluding deferred finance costs)	5.74%	5.66%	5.56%

In April 2007, GGPLP completed the sale of $1.55 billion aggregate principal amount of 3.98% Exchangeable Senior Notes (the "3.98% Notes") pursuant to Rule 144A under the Securities Act of 1933 (Note 6).

On July 6, 2007, we closed on a $750 million credit facility (Senior Bridge Facility) that was used to partially fund the Homart I acquisition. The facility is secured by several mall and office properties and matures on July 6, 2008. As of December 31, 2007, the balance on the Senior Bridge Facility was $722.2 million.

Under the terms of the Facility, we are subject to the same customary affirmative and negative covenants as the 2006 Credit Facility. The interest rate of the facility is LIBOR plus 1.25%.

On February 24, 2006, we amended the 2004 Credit Facility, which was entered into to fund the TRC Merger, and entered into a Second Amended and Restated Credit Agreement (the "2006 Credit Facility"). The 2006 Credit Facility provides for a $2.85 billion term loan (the "Term Loan") and a $650 million revolving credit facility. As of December 31, 2007, $220.9 million is available to be drawn on the revolving credit facility.

The 2006 Credit Facility has a four year term, with a one year extension option. The interest rate ranges from LIBOR plus 1.15% to LIBOR plus 1.5%, depending on our leverage ratio and assuming we maintain our election to have these loans designated as Eurodollar loans. The interest rate, as of December 31, 2007, was LIBOR plus 1.25%.

Under the terms of the 2006 Credit Facility, we are subject to customary affirmative and negative covenants. If a default occurs, the lenders will have the option of declaring all outstanding amounts immediately due and payable. Events of default include a failure to maintain our REIT status under the Internal Revenue Code, a failure to remain listed on the New York Stock Exchange and such customary events as nonpayment of principal, interest, fees or other amounts, breach of representations and warranties, breach of covenant, cross-default to other indebtedness and certain bankruptcy events.

Concurrently with the 2006 Credit Facility transaction, we also entered into a $1.4 billion term loan (the "Short Term Loan") and TRCLP entered into a $500 million term loan (the "Bridge Loan"). The Short Term Loan was repaid in August 2006 as part of various refinancing transactions including the GGP mortgage pass-through certificates. The Bridge Loan was fully repaid in May 2006 with a portion of the proceeds obtained from the sale of $800 million of senior unsecured notes which were issued by TRCLP. These notes provide for semi-annual, interest-only payments at a rate of 6.75% and payment of the principal in full on May 1, 2013.

Also concurrently with the 2006 Credit Facility transaction, GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPLP, completed a private placement of $200 million of trust preferred securities ("TRUPS"). The Trust also issued $6.2 million of Common Securities to GGPLP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPLP due 2036. The TRUPS require distributions equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of the Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45%.

We currently have approximately $2.63 billion and $3.21 billion in debt maturing in 2008 and 2009, respectively. Although no agreements to refinance such debt have been reached, we currently anticipate that we will be able to repay or refinance all of our debt on a timely basis. In addition, we believe that we have sufficient sources of funds to meet our short term cash needs and that covenants in the 2006 Credit Facility will not materially impact our liquidity or our ability to operate our business. However, given our substantial amount of indebtedness and the significant deterioration in the credit markets, there can be no assurance that we will be able to refinance our debt on satisfactory terms. In addition, our ability to refinance our debt on acceptable terms will likely be constrained further by any future increases in our aggregate amount of outstanding debt. However, we currently intend to fund future development costs at least in part through receipt of excess proceeds from refinancing activities, which will increase our outstanding debt.

In the event that we are unable to refinance our debt on a timely basis and on acceptable terms, we will be required to take alternative steps to acquire the funds necessary to satisfy our short term cash needs, including our dividend payments and debt obligations. Such potential steps may include raising capital through the formation of joint ventures, asset sales or equity sales, curtailing planned expenditures, including development or redevelopment projects, or considering less attractive sources of capital for refinancing. Because we believe that changes in interest rates are the most significant external factor affecting our cash flows and net income, increases in interest rates on new financing, whether caused by our high level of debt or continued general weakness in the real estate credit markets, could have an adverse effect on our cash flow and net income. We will continue to monitor our capital structure, investigate potential investments or joint venture partnership arrangements and consider the purchase or sale of properties if they can be acquired or sold on terms that we reasonably believe will enhance long-term stockholder value.

Certain properties are subject to financial performance covenants, primarily debt service coverage ratios. We believe we are in compliance with all such covenants as of December 31, 2007.

We have not generally guaranteed the debt of the Unconsolidated Real Estate Affiliates, however, certain Consolidated Properties are cross-collateralized with Unconsolidated Properties and we have retained or agreed to be responsible for a portion of certain debt of the Unconsolidated Real Estate Affiliates.

Contractual Cash Obligations and Commitments

The following table aggregates our contractual cash obligations and commitments subsequent to December 31, 2007:

	2008	2009	2010	2011	2012	Subsequent / Other(6)	Total
				(In thousands)			
Long-term debt-principal(1)	$2,627,523	$3,205,058	$3,944,643	$7,107,117	$3,743,389	$3,586,493	$24,214,723
Interest payments(2)	1,276,386	1,112,371	928,583	593,310	334,934	642,095	4,887,679
Retained debt-principal	2,446	2,606	119,694	776	37,740	—	163,262
Ground lease payments(1)	10,077	10,089	9,987	9,515	9,319	369,104	418,091
Committed real estate acquisition contracts and development costs(3)	400,000		—	—	—	—	400,000
Purchase obligations(4)	130,041	—	—	—	—	—	130,041
Other long-term liabilities(5)	—	—	—	—	—	—	—
FIN 48 obligations, including interest	20,174	—	—	—	—	126,027	146,201
Total	$4,466,647	$4,330,124	$5,002,907	$7,710,718	$4,125,882	$4,723,719	$30,359,997

(1) Excludes non-cash purchase accounting adjustments.

(2) Based on rates as of December 31, 2007. Variable rates are based on a LIBOR rate of 5.02%.

(3) Reflects $300 million estimate of initial purchase price of the Palazzo (Note 14), and $100 million to develop the Echelon Retail Promenade which is expected to be completed in the fall of 2010.

(4) Reflects accrued and incurred construction costs payable in our Retail and Other and Master Planned Communities segments. Routine trade payables have been excluded. We expect development and redevelopment expenditures of approximately $2.10 billion from 2008 through 2011.

(5) Other long-term liabilities related to ongoing real estate taxes have not been included in the table as such amounts depend upon future applicable real estate tax rates. Real estate tax expense was $246.5 million in 2007, $218.5 million in 2006 and $206.2 million in 2005.

(6) The remaining FIN 48 liability for which reasonable estimates about the timing of payments cannot be made is disclosed within the Subsequent/Other column.

We anticipate that all of our debt will be repaid or refinanced on a timely basis, and believe that we have adequate sources of funds if additional capital is required for any of the above listed obligations or for other purposes. However, as discussed under "Cash Flows from Investing Activities," there can be no assurance that we can obtain such refinancing or additional capital on satisfactory terms. Other than increases in debt resulting from the receipt of excess proceeds from refinancing activities, which we plan to obtain when possible on acceptable terms, or in conjunction with current new developments, redevelopments or acquisitions, there are no current plans to incur additional debt, increase the amounts available under our credit facilities or raise equity capital.

In conjunction with the TRC Merger, we assumed TRC's obligations under a Contingent Stock Agreement ("CSA"). TRC entered into the CSA in 1996 when they acquired The Hughes Corporation ("Hughes"). This acquisition included various assets, including Summerlin (the "CSA Assets"), a project in our Master Planned Communities segment. We agreed that the TRC Merger would not have a prejudicial effect on the former Hughes owners or their successors (the "Beneficiaries") with respect to their receipt of securities pursuant to the CSA. We further agreed to indemnify and hold harmless the Beneficiaries against losses arising out of any breach by us of these covenants.

Under the CSA, we are required to issue shares of our common stock semi-annually (February and August) to the Beneficiaries. The number of shares to be issued is based on cash flows from the development and/or sale of the

CSA Assets and our stock price. We account for the Beneficiaries' share of earnings from the CSA Assets as an operating expense. We delivered 698,601 shares of our common stock (including 146,969 treasury shares) to the Beneficiaries in 2007 and approximately 1.8 million (including approximately 1.7 million treasury shares) in 2006.

Under the CSA, are also required to make a final stock distribution to the Beneficiaries in 2010 following a final valuation at the end of 2009. The amount of this distribution will be based on the appraised values of the CSA Assets at such time and is expected to be significant. We will account for this distribution as additional investments in the related assets (that is, contingent consideration).

The issuance of shares pursuant to any of the semi-annual or final distributions will be significantly dilutive to our existing stockholders if we issue new shares rather than treasury shares or shares purchased on the open market.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements.

REIT Requirements

In order to remain qualified as a real estate investment trust for federal income tax purposes, we must distribute or pay tax on 100% of our capital gains and at least 90% of our ordinary taxable income to stockholders. In determining distributions, the Board of Directors considers operating cash flow.

We anticipate that our operating cash flow and potential new debt or equity will provide adequate liquidity to conduct our operations, fund general and administrative expenses, fund operating costs and interest payments and allow distributions to our stockholders in accordance with the requirements of the Code.

Recently Issued Accounting Pronouncements and Developments

As described in Note 15, new accounting pronouncements have been issued which are effective for the current or subsequent year.

Inflation

Substantially all of our tenant leases contain provisions designed to partially mitigate the negative impact of inflation. Such provisions include clauses enabling us to receive overage rents based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases expire each year which may enable us to replace or renew such expiring leases with new leases at higher rents. Finally, many of the existing leases require the tenants to pay amounts related to all, or substantially all, of their share of certain operating expenses, including common area maintenance, real estate taxes and insurance, thereby partially reducing our exposure to increases in costs and operating expenses resulting from inflation. In general, these amounts either vary annually based on actual expenditures or are set on an initial share of costs with provisions for annual increases.

Inflation also poses a risk to us due to the probability of future increases in interest rates. Such increases would adversely impact us due to our outstanding variable-rate debt. We have limited our exposure to interest rate fluctuations related to a portion of our variable-rate debt by the use of interest rate cap and swap agreements. Finally, subject to current market conditions, we have a policy of replacing variable-rate debt with fixed-rate debt. However, in an increasing interest rate environment the fixed rates we can obtain with such replacement fixed-rate debt will also continue to increase.

GLOSSARY

Anchor: A department store or other large retail store with gross leaseable area greater than 30,000 square feet.

Code: The Internal Revenue Code of 1986, as amended.

Common Units: The common units of GGP Limited Partnership held by limited partners.

Company Portfolio: Includes both the Unconsolidated Properties and the Consolidated Properties.

Consolidated Properties: Properties in which we own either a majority or a controlling interest and, as a result, are consolidated under GAAP.

CSA: The Contingent Stock Agreement under which we assumed the obligations of TRC to issue shares of common stock to the beneficiaries thereunder.

Exchange Act: Securities Exchange Act of 1934, as amended.

Freestanding GLA: The gross leaseable area of freestanding retail stores in locations that are not attached to the primary complex of buildings that comprise a shopping center, measured in square feet.

Funds From Operations or FFO: A supplemental measure of operating performance defined by NAREIT as net income (loss) (computed in accordance with GAAP), excluding gains or losses from cumulative effects of accounting changes, extraordinary items and sales of properties, plus real estate related depreciation and amortization and after adjustments for the preceding items in our unconsolidated partnerships and joint ventures.

GAAP: Accounting principles generally accepted in the United States of America.

GGMI: General Growth Management, Inc., which manages, leases, and performs various services for some of our Unconsolidated Real Estate Affiliates and approximately 30 properties owned by unaffiliated third parties, all located in the United States. GGMI also performs marketing and strategic partnership services at all of our Consolidated Properties.

GGPLP: GGP Limited Partnership, also referred to as the Operating Partnership, the partnership through which substantially all of our business is conducted.

Gross Leaseable Area or GLA: Gross leaseable retail space, including Anchors and all other leaseable areas, measured in square feet.

LIBOR: London Interbank Offered Rate. A widely quoted market rate which is frequently the index used to determine the rate at which we borrow funds.

Mall GLA: Gross leaseable retail space, excluding both Anchors and Freestanding GLA, measured in square feet.

Mall Stores: Stores (other than Anchors) that are typically specialty retailers who lease space in the structure including, or attached to, the primary complex of buildings that comprise a shopping center.

MD&A: The Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7 of this Annual Report on Form 10-K.

NAREIT: The National Association of Real Estate Investment Trusts.

NOI: Real estate property net operating income, the measure of property operating performance used by management. NOI represents the operating revenues of the properties less property operating expenses, exclusive of depreciation and amortization.

Operating Partnership: GGP Limited Partnership, also referred to as GGPLP, the partnership through which substantially all of our business is conducted.

Overage rent: Rent paid by the tenant if its sales exceed an agreed upon minimum amount. The amount is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the applicable lease.

REIT: A real estate investment trust.

Remaining Saleable Acres: Includes only parcels within our Master Planned Communities segment which are intended for sale.

Retail Portfolio: The retail centers and mixed-use and other properties within our Retail and Other segment.

SEC: The United States Securities and Exchange Commission.

Significant Tenants: Any tenant at a community/strip center with gross leaseable area greater than 10,000 square feet.

Total GLA: The gross leaseable area of Anchor stores plus Mall GLA and Freestanding GLA.

Total Gross Acres: Includes all of the land located within the borders of the Master Planned Community, including parcels already sold, saleable parcels, and non-saleable areas such as roads, parks and recreation and conservation areas.

Total Mall Stores Sales: The gross revenue from product sales to customers generated by the Mall Stores.

TRC Merger: Our acquisition of The Rouse Company on November 12, 2004.

TRCLP: The Rouse Company LP.

TRS: An entity that has elected to be treated as taxable REIT subsidiary.

Unconsolidated Properties: Properties owned by Unconsolidated Real Estate Affiliates and which are unconsolidated under GAAP.

Unconsolidated Real Estate Affiliates: Joint venture entities in which we own a non-controlling interest.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are subject to market risk associated with changes in interest rates both in terms of variable-rate debt and the price of new fixed-rate debt upon maturity of existing debt and for acquisitions. As of December 31, 2007, we had consolidated debt of $24.28 billion, including $3.44 billion of variable-rate debt of which approximately $195.0 million was subject to interest rate swap agreements, which fixed the interest rate we are required to pay on such debt at approximately 4.78% per annum (excluding the impact of deferred finance costs). Although the majority of the remaining variable-rate debt is subject to interest rate cap agreements, such interest rate caps generally limit our interest rate exposure only if LIBOR exceeds a rate per annum significantly higher (generally above 8% per annum) than current LIBOR rates (5.02% at December 31, 2007). A 25 basis point movement in the interest rate on the $3.25 billion of variable-rate debt which is not subject to interest rate swap agreements would result in an approximately $8.1 million annualized increase or decrease in consolidated interest expense and operating cash flows.

In addition, we are subject to interest rate exposure as a result of variable-rate debt collateralized by the Unconsolidated Properties for which similar interest rate swap agreements have not been obtained. Our share (based on our respective equity ownership interests in the Unconsolidated Real Estate Affiliates) of such remaining variable-rate debt was approximately $298.6 million at December 31, 2007. A similar 25 basis point annualized movement in the interest rate on the variable-rate debt of the Unconsolidated Real Estate Affiliates would result in an approximately $747 thousand annualized increase or decrease in our equity in the income and operating cash flows from Unconsolidated Real Estate Affiliates.

We are further subject to interest rate risk with respect to our fixed-rate financing in that changes in interest rates will impact the fair value of our fixed-rate financing. To determine fair value, the fixed-rate debt is discounted at a rate based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the collateral. At December 31, 2007, the fair value of our debt is estimated to be approximately $325.6 million lower than the carrying value of $24.28 billion. If LIBOR were to increase by 25 basis points, the fair value of our debt would be approximately $504.1 million lower than the carrying value and the fair value of our swap agreements would decrease by approximately $10.5 million. For additional information concerning our debt, reference is made to Item 7, Liquidity and Capital Resources and Note 6.

We have not entered into any transactions using derivative commodity instruments.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the Consolidated Financial Statements and Consolidated Financial Statement Schedule beginning on page F-1 for the required information.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures are effective.

Internal Controls over Financial Reporting

There have been no changes in our internal controls during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles in the U.S.

As of December 31, 2007, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Controls — Integrated Framework." Based on this assessment, management believes that, as of December 31, 2007, the Company maintained effective internal controls over financial reporting. Deloitte & Touche LLP, the independent registered accounting firm who audited our consolidated financial statements contained in this Form 10-K, has issued a report on our internal control over financial reporting, which is incorporated herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

We have audited the internal control over financial reporting of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 26, 2008

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information which appears under the captions "Matters to be Voted Upon — Proposal 1 — Election of Class II Directors," "Executive Officer and Beneficial Owner Information — Executive Officers," "Corporate Governance-Committees of the Board of Directors-Audit Committee" and "-Nominating & Governance Committee" and "Executive Officer and Beneficial Owner Information — Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement for our 2008 Annual Meeting of Stockholders is incorporated by reference into this Item 10.

We have a Code of Business Conduct and Ethics which applies to all of our employees, officers and directors, including our Chairman, Chief Executive Officer and Chief Financial Officer. The Code of Business Conduct and Ethics is available on the Corporate Governance page of our website at www.ggp.com and we will provide a copy of the Code of Business Conduct and Ethics without charge to any person who requests it in writing to: General Growth Properties, Inc., 110 N. Wacker Dr., Chicago, IL 60606, Attn: Director of Investor Relations. We will post on our website amendments to or waivers of our Code of Ethics for executive officers, in accordance with applicable laws and regulations.

Our Chief Executive Officer and Chief Financial Officer have signed certificates under Sections 302 and 906 of the Sarbanes-Oxley Act, which are filed as Exhibits 31.1 and 31.2 and 32.1 and 32.2, respectively, to this Annual Report. In addition, our Chief Executive Officer submitted his most recent annual certification to the NYSE pursuant to Section 303A 12(a) of the NYSE listing standards on May 16, 2007, in which he indicated that he was not aware of any violations of NYSE corporate governance listing standards.

Item 11. *Executive Compensation*

The information which appears under the caption "Executive Compensation" in our proxy statement for our 2008 Annual Meeting of Stockholders is incorporated by reference into this Item 11; provided, however, that the Report of the Compensation Committee of the Board of Directors on Executive Compensation shall not be incorporated by reference herein, in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act, or in any of our future filings.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information which appears under the caption "Executive Officer and Beneficial Owner Information — Stock Ownership" in our proxy statement for our 2008 Annual Meeting of Stockholders is incorporated by reference into this Item 12.

The following table sets forth certain information with respect to shares of our common stock that may be issued under our equity compensation plans as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders(1)	5,731,579	$53.56	7,462,039(2)
Equity compensation plans not approved by security holders(3)	N/A	N/A	1,442,279
Total	5,731,579	$53.56	8,904,318

(1) Includes shares of common stock under the 1993 Stock Incentive Plan (which terminated on April 4, 2003), the 1998 Incentive Stock Plan and the 2003 Incentive Stock Plan.

(2) Includes 4,366,500 shares of common stock available for issuance under the 2003 Incentive Stock Plan and 3,095,539 shares of common stock available for issuance under the 1998 Incentive Stock Plan, which expires in 2008.

(3) Represents shares of common stock under our Employee Stock Purchase Plan, which was adopted by the Board of Directors in November 1998. Under the Employee Stock Purchase Plan, eligible employees make payroll deductions over a six-month period, at which time the amounts withheld are used to purchase shares of common stock at a purchase price equal to 85% of the lesser of the closing price of a share of common stock on the first or last trading day of the purchase period. Purchases of common stock under the Employee Stock Purchase Plan are made on the first business day of the next month after the close of the purchase period. Under New York Stock Exchange rules then in effect, stockholder approval was not required for the Employee Stock Purchase Plan because it is a broad-based plan available generally to all employees.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information which appears under the captions "Corporate Governance-Director Independence," and "-Certain Relationships and Related Party Transactions" in our proxy statement for our 2008 Annual Meeting of Stockholders is incorporated by reference into this Item 13.

Item 14. *Principal Accounting Fees and Services*

The information which appears under the captions "Audit Related Matters-Auditor Fees and Services" and "-Audit Committee's Pre-Approval Policies and Procedures" in our proxy statement for our 2008 Annual Meeting of Stockholders is incorporated by reference into this Item 14.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Financial Statements and Financial Statement Schedules.*

The consolidated financial statements and schedule listed in the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule are filed as part of this Annual Report.

(b) *Exhibits.*

See Exhibit Index on page S-1.

(c) *Separate financial statements.*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL GROWTH PROPERTIES, INC.

By: /s/ JOHN BUCKSBAUM
John Bucksbaum
Chief Executive Officer

February 26, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MATTHEW BUCKSBAUM Matthew Bucksbaum	Director, Chairman Emeritus	February 26, 2008
/s/ JOHN BUCKSBAUM John Bucksbaum	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 26, 2008
/s/ ROBERT MICHAELS Robert Michaels	Director, President and Chief Operating Officer	February 26, 2008
/s/ BERNARD FREIBAUM Bernard Freibaum	Director, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2008
/s/ ALAN COHEN Alan Cohen	Director	February 26, 2008
/s/ ANTHONY DOWNS Anthony Downs	Director	February 26, 2008
/s/ ADAM METZ Adam Metz	Director	February 26, 2008
/s/ THOMAS NOLAN, JR. Thomas Nolan, Jr.	Director	February 26, 2008
/s/ JOHN RIORDAN John Riordan	Director	February 26, 2008
/s/ BETH STEWART Beth Stewart	Director	February 26, 2008

GENERAL GROWTH PROPERTIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements and consolidated financial statement schedule are included in Item 8 of this Annual Report on Form 10-K:

All other schedules are omitted since the required information is either not present in any amounts, is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements and related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of GGP/Homart, Inc., GGP/Homart II L.L.C., and GGP-TRS L.L.C., the Company's investments in which are accounted for by use of the equity method. The Company's equity (deficit) of $(104,853,000) in GGP/Homart, Inc.'s net assets as of December 31, 2006, and of $30,204,000 and $31,425,000 in GGP/Homart, Inc.'s net income for each of the two years in the respective period ended December 31, 2006 are included in the accompanying financial statements. The Company's equity of $281,518,000 and $81,926,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2007 and 2006, respectively, and of $17,163,000, $16,839,000, and $33,849,000 in GGP/Homart II L.L.C.'s net income for each of the three years in the respective period ended December 31, 2007 are included in the accompanying financial statements. The Company's equity (deficit) of $(25,619,000) and $(30,170,000) in GGP-TRS L.L.C.'s net assets as of December 31, 2007 and 2006, respectively, and of $13,800,000, $15,004,000, and $19,308,000 in GGP-TRS L.L.C.'s net income for each of the three years in the respective period ended December 31, 2007 are included in the accompanying financial statements. The financial statements of GGP/Homart, Inc., GGP/Homart II L.L.C., and GGP-TRS L.L.C. were audited by other auditors related to the periods listed above whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting based on our audit.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders
GGP/Homart, Inc.:

We have audited the consolidated balance sheets of GGP/Homart, Inc. (a Delaware Corporation) and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members
GGP/Homart II, L.L.C.:

We have audited the consolidated balance sheets of GGP/Homart II, L.L.C. (a Delaware Limited Liability Company) and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2007 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart II, L.L.C. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members
GGP — TRS, L.L.C.:

We have audited the consolidated balance sheets of GGP — TRS, L.L.C. (a Delaware Limited Liability Company) and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2007 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP — TRS, L.L.C. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
February 22, 2008

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Assets		
Investment in real estate:		
Land	$ 3,310,634	$ 2,952,477
Buildings and equipment	22,653,814	19,379,386
Less accumulated depreciation	(3,605,199)	(2,766,871)
Developments in progress	987,936	673,900
Net property and equipment	23,347,185	20,238,892
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,857,330	1,499,036
Investment land and land held for development and sale	1,639,372	1,655,838
Net investment in real estate	26,843,887	23,393,766
Cash and cash equivalents	99,534	97,139
Accounts and notes receivable, net	388,278	338,709
Goodwill	385,683	371,674
Deferred expenses, net	290,660	252,190
Prepaid expenses and other assets	806,277	787,967
Total assets	$28,814,319	$25,241,445
Liabilities and Stockholders' Equity		
Mortgages, notes and loans payable	$24,282,139	$20,521,967
Investment in and loans to/from Unconsolidated Real Estate Affiliates	53,964	172,421
Deferred tax liabilities	860,435	1,302,205
Accounts payable and accrued expenses	1,688,241	1,050,192
Total liabilities	26,884,779	23,046,785
Minority interests:		
Preferred	121,482	182,828
Common	351,362	347,753
Total minority interests	472,844	530,581
Commitments and Contingencies	—	—
Preferred Stock: $100 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Stockholders' Equity:		
Common stock: $.01 par value; 875,000,000 shares authorized, 245,704,746 and 242,357,416 shares issued as of December 31, 2007 and 2006, respectively	2,457	2,424
Additional paid-in capital	2,601,296	2,533,898
Retained earnings (accumulated deficit)	(1,087,080)	(868,391)
Accumulated other comprehensive income	35,658	9,582
Less common stock in treasury, at cost, 1,806,650 and 290,787 shares as of December 31, 2007 and 2006, respectively	(95,635)	(13,434)
Total stockholders' equity	1,456,696	1,664,079
Total liabilities and stockholders' equity	$28,814,319	$25,241,445

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except for per share amounts)		
Revenues:			
Minimum rents	$ 1,933,674	$ 1,753,508	$ 1,670,387
Tenant recoveries	859,801	773,034	754,836
Overage rents	89,016	75,945	69,628
Land sales	145,649	423,183	385,205
Management and other fees	106,584	115,798	91,022
Other	127,077	114,815	101,626
Total revenues	3,261,801	3,256,283	3,072,704
Expenses:			
Real estate taxes	246,484	218,549	206,193
Repairs and maintenance	216,536	199,078	195,292
Marketing	54,664	48,626	63,522
Other property operating costs	421,228	373,020	390,051
Land sales operations	244,308	316,453	311,815
Provision for doubtful accounts	5,426	22,078	13,868
Property management and other costs	198,610	181,033	144,526
General and administrative	37,005	18,800	15,539
Litigation provision	89,225	—	—
Depreciation and amortization	670,454	690,194	672,914
Total expenses	2,183,940	2,067,831	2,013,720
Operating income	1,077,861	1,188,452	1,058,984
Interest income	8,641	11,585	10,416
Interest expense	(1,174,097)	(1,117,437)	(1,031,241)
Income (loss) before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	(87,595)	82,600	38,159
Benefit from (provision for) income taxes	294,160	(98,984)	(51,289)
Minority interest	(77,012)	(37,761)	(43,989)
Equity in income of Unconsolidated Real Estate Affiliates	158,401	114,241	120,986
Income from continuing operations	287,954	60,096	63,867
Discontinued operations, net of minority interests:			
Income from operations	—	—	6,568
Gain (loss) on dispositions	—	(823)	5,118
Income (loss) from discontinued operations	—	(823)	11,686
Net income	$ 287,954	$ 59,273	$ 75,553
Basic Earnings Per Share			
Continuing operations	$ 1.18	$ 0.25	$ 0.27
Discontinued operations	—	—	0.05
Total basic earnings per share	$ 1.18	$ 0.25	$ 0.32
Diluted Earnings Per Share			
Continuing operations	$ 1.18	$ 0.24	$ 0.27
Discontinued operations	—	—	0.05
Total diluted earnings per share	$ 1.18	$ 0.24	$ 0.32
Comprehensive Income, Net:			
Net income	$ 287,954	$ 59,273	$ 75,553
Other comprehensive income, net of minority interest:			
Net unrealized gains (losses) on financial instruments	(2,295)	(3,316)	9,554
Accrued pension adjustment	243	(2)	(374)
Foreign currency translation	28,131	2,728	4,920
Unrealized gains (losses) on available-for-sale securities	(3)	(282)	39
Total other comprehensive income (loss), net of minority interest	26,076	(872)	14,139
Comprehensive income, net	$ 314,030	$ 58,401	$ 89,692

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Notes Receivable-Common Stock Purchase	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	(Dollars in thousands)						
Balance, January 1, 2005	$2,347	$2,377,177	$ (227,511)	$(5,178)	$ (3,685)	$ —	$2,143,150
Net income			75,553				75,553
Cash distributions declared ($1.49 per share)			(353,665)				(353,665)
Conversion of operating partnership units to common stock (2,470,368 common shares)	25	23,907					23,932
Conversion of convertible preferred units to common stock (729,890 common shares)	7	14,330					14,337
Issuance of common stock, net of employee stock option loan/repayments (1,322,720 common shares) (545,204 treasury shares)	13	40,135	(7,892)	5,178		24,522	61,956
Tax benefit from stock option exercises		3,328					3,328
Shares issued pursuant to CSA (551,985 common shares) (1,000,400 treasury shares)	6	19,393	(5,040)			44,696	59,055
Restricted stock grant, net of compensation expense (66,000 common shares)	1	3,116					3,117
Purchase of treasury stock (2,214,000 treasury shares)						(99,580)	(99,580)
Other comprehensive income					14,139		14,139
Adjustment for minority interest in operating partnership		(12,404)					(12,404)
Balance, December 31, 2005	$2,399	$2,468,982	$ (518,555)	$ —	$10,454	$(30,362)	1,932,918
Net income			59,273				59,273
Cash distributions declared ($1.68 per share)			(403,831)				(403,831)
Conversion of operating partnership units to common stock (808,173 common shares)	8	5,784					5,792
Conversion of convertible preferred units to common stock (526,464 common shares)	5	10,021					10,026
Issuance of common stock (971,238 common shares) (563,185 treasury shares)	10	34,333	(5,278)			26,018	55,083
Tax benefit from stock option exercises		267					267
Shares issued pursuant to CSA (87,495 common shares) (1,727,524 treasury shares)	1	4,895				76,835	81,731
Restricted stock grant, net of compensation expense (99,000 common shares)	1	2,807					2,808
Purchase of treasury stock (1,913,100 treasury shares)						(85,925)	(85,925)
Other comprehensive income					(872)		(872)
Adjustment for minority interest in operating partnership		6,809					6,809
Balance, December 31, 2006	$2,424	$2,533,898	$ (868,391)	$ —	$ 9,582	$(13,434)	$1,664,079
Cumulative effect of adoption of FIN 48			(54,128)				(54,128)
Adjusted balance, January 1, 2007	$2,424	$2,533,898	$ (922,519)	$ —	$ 9,582	$(13,434)	$1,609,951
Net income			287,954				287,954
Cash distributions declared ($1.85 per share)			(450,854)				(450,854)
Conversion of operating partnership units to common stock (1,086,961 common shares)	11	7,684					7,695
Conversion of convertible preferred units to common stock (29,269 common shares)		488					488
Issuance of common stock (1,582,968 common shares) (144,068 treasury shares)	15	64,022	(1,661)			6,657	69,033
Tax benefit from stock option exercises		3,531					3,531
Shares issued pursuant to CSA (551,632 common shares) (146,969 treasury shares)	6	29,875				6,790	36,671
Restricted stock grant, net of compensation expense (96,500 common shares)	1	2,695					2,696
Purchase of treasury stock (1,806,900 treasury shares)						(95,648)	(95,648)
Other comprehensive income					26,076		26,076
Adjustment for minority interest in operating partnership		(40,897)					(40,897)
Balance, December 31, 2007	$2,457	$2,601,296	$(1,087,080)	$ —	$35,658	$(95,635)	$1,456,696

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash Flows from Operating Activities:			
Net income	$ 287,954	$ 59,273	$ 75,553
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests	77,012	37,761	45,488
Equity in income of Unconsolidated Real Estate Affiliates	(158,401)	(114,241)	(120,986)
Provision for doubtful accounts	5,426	22,078	13,876
Distributions received from Unconsolidated Real Estate Affiliates	124,481	111,864	119,602
Depreciation	635,873	663,523	657,358
Amortization	34,581	26,671	21,037
Amortization of debt market rate adjustment and other non-cash interest expense	(11,073)	(13,570)	(32,672)
Participation expense pursuant to Contingent Stock Agreement	31,884	110,740	106,285
Land/residential development and acquisitions expenditures	(243,323)	(200,367)	(170,026)
Cost of land sales	48,794	175,184	181,301
Impairment of investment land and land held for development and sale	127,600	—	—
Deferred income taxes including tax restructuring benefit	(368,136)	58,252	28,596
Straight-line rent amortization	(24,334)	(34,176)	(33,994)
Amortization of intangibles other than in-place leases	(20,945)	(41,668)	(29,254)
Net changes:			
Accounts and notes receivable	(21,868)	(23,091)	(51,131)
Prepaid expenses and other assets	53,819	28,165	(69,379)
Deferred expenses	(37,878)	(46,741)	(73,048)
Accounts payable and accrued expenses	135,980	(30,733)	122,208
Other, including insurance recoveries, net	29,970	27,427	51,164
Net cash provided by operating activities	707,416	816,351	841,978
Cash Flows from Investing Activities:			
Acquisition/development of real estate and property additions/improvements	(1,495,334)	(699,403)	(497,977)
Proceeds from sales of investment properties	3,252	23,117	143,543
Increase in investments in Unconsolidated Real Estate Affiliates	(441,438)	(285,747)	(195,642)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	303,265	627,869	260,639
Loans (to) from Unconsolidated Real Estate Affiliates, net	(161,892)	67,821	126,500
(Increase) decrease in restricted cash	(11,590)	12,017	(22,950)
Other, including insurance recoveries, net	22,805	43,926	31,690
Net cash used in investing activities	(1,780,932)	(210,400)	(154,197)
Cash Flows from Financing Activities:			
Proceeds from issuance of mortgages, notes and loans payable	4,456,863	9,366,183	3,907,254
Principal payments on mortgages, notes and loans payable	(2,692,907)	(9,383,378)	(3,791,978)
Deferred financing costs	(28,422)	(38,916)	(6,984)
Cash distributions paid to common stockholders	(450,854)	(403,831)	(353,665)
Cash distributions paid to holders of Common Units	(96,978)	(88,992)	(80,885)
Cash distributions paid to holders of perpetual and convertible preferred units	(13,873)	(17,546)	(27,329)
Proceeds from issuance of common stock, including from common stock plans	60,625	49,267	45,208
Redemption of preferred minority interests	(60,000)	—	(183,000)
Purchase of treasury stock	(95,648)	(85,925)	(98,939)
Other, net	(2,895)	(8,465)	(34,253)
Net cash provided by (used in) financing activities	1,075,911	(611,603)	(624,571)
Net change in cash and cash equivalents	2,395	(5,652)	63,210
Cash and cash equivalents at beginning of period	97,139	102,791	39,581
Cash and cash equivalents at end of period	$ 99,534	$ 97,139	$ 102,791
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 1,272,823	$ 1,170,929	$ 1,074,874
Interest capitalized	86,606	58,019	54,260
Taxes paid	96,133	34,743	8,170
Non-Cash Investing and Financing Activities:			
Common stock issued in exchange for Operating Partnership Units	$ 7,695	$ 5,792	$ 23,932
Common stock issued in exchange for convertible preferred units	488	10,026	14,337
Common stock issued pursuant to Contingent Stock Agreement	36,671	81,731	59,055
Acquisition of joint venture partner share of GGP/Homart Inc. in 2007, GGP Ivanhoe IV, Inc. in 2006, and disposition of certain properties in 2005, respectively:			
Total assets	3,331,032	169,415	(134,166)
Total liabilities	2,381,942	169,415	(125,925)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Organization

General

General Growth Properties, Inc. ("GGP"), a Delaware corporation, is a self-administered and self-managed real estate investment trust, referred to as a "REIT." GGP was organized in 1986 and through its subsidiaries and affiliates operates, develops, acquires and manages retail and other rental properties, primarily shopping centers, which are located primarily throughout the United States. GGP also holds assets through its international Unconsolidated Real Estate Affiliates in Brazil, Turkey and Costa Rica in which GGP has invested approximately $237.1 million at December 31, 2007. Additionally, GGP develops and sells land for residential, commercial and other uses primarily in large-scale, long-term master planned communities projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas. In these notes, the terms "we," "us" and "our" refer to GGP and its subsidiaries (the "Company").

Substantially all of our business is conducted through GGP Limited Partnership (the "Operating Partnership" or "GGPLP"). As of December 31, 2007, ownership of the Operating Partnership was as follows:

82%	GGP, as sole general partner
16	Limited partners that indirectly include family members of the original stockholders of the Company. Represented by common units of limited partnership interest (the "Common Units")
2	Limited partners that include subsequent contributors of properties to the Operating Partnership which are also represented by Common Units.
100%	

The Operating Partnership also has preferred units of limited partnership interest (the "Preferred Units") outstanding. Under certain circumstances, the Preferred Units are convertible into Common Units which are redeemable for shares of GGP common stock on a one-for-one basis.

In addition to holding ownership interests in various joint ventures, the Operating Partnership generally conducts its operations through the following subsidiaries:

- GGPLP L.L.C., a Delaware limited liability company (the "LLC"), has ownership interests in the majority of our Consolidated Properties (as defined below) (other than those acquired in The Rouse Company merger (the "TRC Merger").
- The Rouse Company LP ("TRCLP"), successor to The Rouse Company ("TRC"), which includes both REIT and taxable REIT subsidiaries ("TRSs"), has ownership interests in Consolidated Properties and Unconsolidated Properties (each as defined below).
- General Growth Management, Inc. ("GGMI"), a TRS, manages, leases, and performs various other services for most of our Unconsolidated Real Estate Affiliates (as defined below) and approximately 30 properties owned by unaffiliated third parties. Effective July 1, 2006, GGMI also performs tenant related marketing and strategic partnership services at all of our Consolidated Properties.

In this report, we refer to our ownership interests in majority-owned or controlled properties as "Consolidated Properties", to joint ventures in which we own a non-controlling interest as "Unconsolidated Real Estate Affiliates" and the properties owned by such joint ventures as the "Unconsolidated Properties." Our "Company Portfolio" includes both our Consolidated Properties and our Unconsolidated Properties.

Shareholder Rights Plan

We have a shareholder rights plan which will impact a potential acquirer unless the acquirer negotiates with our Board of Directors and the Board of Directors approves the transaction. Pursuant to this plan, one preferred share purchase right (a "Right") is attached to each currently outstanding or subsequently issued share of our common stock. Prior to becoming exercisable, the Rights trade together with our common stock. In general, the Rights will become exercisable if a person or group acquires or announces a tender or exchange offer for 15% or more of our common stock. Each Right entitles the holder to purchase from GGP one-third of one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at an exercise price of $148 per one one-thousandth of a share, subject to adjustment. If a person or group acquires 15% or more of our common stock, each Right will entitle the holder (other than the acquirer) to purchase shares of our common stock (or, in certain circumstances, cash or other securities) having a market value of twice the exercise price of a Right at such time. Under certain circumstances, each Right will entitle the holder (other than the acquirer) to purchase the common stock of the acquirer having a market value of twice the exercise price of a Right at such time. In addition, under certain circumstances, our Board of Directors may exchange each Right (other than those held by the acquirer) for one share of our common stock, subject to adjustment. If the Rights become exercisable, holders of common units of partnership interest in the Operating Partnership, other than GGP, will receive the number of Rights they would have received if their units had been redeemed and the purchase price paid in our common stock. The Rights expire on November 18, 2008, but may be extended or redeemed earlier by our Board of Directors for one-third of $0.01 per Right.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the non-controlling partner's share of operations (generally computed as the joint venture partner's ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.

Properties

Real estate assets are stated at cost. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated fair value of the completed property. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third-party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings and improvements	40-45
Equipment, tenant improvements and fixtures	5-10

Impairment

Our real estate assets, including developments in progress and investment land and land held for development and sale, are reviewed for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators for our retail and other segment are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income and occupancy percentages. Impairment indicators for our master planned communities segment are assessed separately for each community and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs or cancellation rates, and projected losses on expected future land sales. Impairment indicators for developments in progress or other developments are assessed by project and include, but are not limited to, significant changes in projected completion dates, development costs and market factors.

If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flow. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of the carrying value of the asset over its estimated fair value will be expensed to operations.

Based on the results of our evaluations, we recognized a non-cash impairment charge of $127.6 million in 2007 related to our Columbia and Fairwood properties in our master planned communities segment. The carrying value of the investment land and land held for development and sale that was impacted by this non-cash impairment charge totaled $1.64 billion at December 31, 2007 and $1.66 billion at December 31, 2006. This impairment charge is included in land sales operations in our Consolidated Statements of Income and Comprehensive Income.

There were no impairments present for our retail and other segment as of December 31, 2007.

Acquisitions of Operating Properties

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt liabilities assumed and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an "if-vacant" basis. The "if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. Acquired in-place at-market tenant leases are amortized over periods that approximate the related lease terms.

Intangible assets and liabilities are also recorded for above-market and below-market in-place tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market in-place tenant and ground lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the leases. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (averaging approximately five years for tenant leases and approximately 50 years for ground leases).

Due to existing contacts and relationships with tenants at our currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships at the acquired properties.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Since each individual rental property or each operating property is an operating segment, which is each considered a reporting unit, we perform this test by comparing the fair value of each property with our book value of the property, including goodwill. If the implied fair value of goodwill is less than the book value of goodwill, then an impairment charge would be recorded. As of December 31, 2007 and 2006, we do not believe that any of our goodwill is impaired.

Investments in Unconsolidated Real Estate Affiliates

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 5), differences between the carrying value of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates are amortized over lives ranging from five to forty years.

When cumulative distributions, which are primarily from financing proceeds, exceed our investment in the joint venture, the investment is reported as a liability in our Consolidated Balance Sheets.

For those joint ventures where we own less than approximately a 5% interest and have virtually no influence on the joint venture's operating and financial policies, we account for our investments using the cost method.

Cash and Cash Equivalents

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

Investments in Marketable Securities

Most investments in marketable securities are held in an irrevocable trust for participants in qualified defined contribution plans which were acquired with the TRC Merger, are classified as trading securities and are carried at fair value with changes in values recognized in earnings. Investments in marketable securities with maturities at dates of purchase in excess of three months are carried at amortized cost as it is our intention to hold these investments until maturity. Other investments in marketable equity securities subject to significant restrictions on sale or transfer are classified as available-for-sale and are carried at fair value with unrealized changes in values recognized in other comprehensive income.

	2007	2006	2005
		(In thousands)	
Proceeds from sales of available-for-sale securities	$3,720	$4,982	$27,740
Gross realized gains on available-for-sale securities	643	578	3,416

Leases

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

Deferred Expenses

Deferred expenses consist principally of financing fees and leasing costs and commissions. Deferred financing fees are amortized to interest expense using the interest method (or other methods which approximate the interest method) over the terms of the respective agreements. Deferred leasing costs and commissions are amortized using the straight-line method over periods that approximate the related lease terms. Deferred expenses in our Consolidated Balance Sheets are shown at cost, net of accumulated amortization of $210.1 million as of December 31, 2007 and $151.0 million as of December 31, 2006.

Minority Interests — Common (Note 12)

Minority Interests — Common includes income allocated to holders of the Common Units (the "OP Minority Interests") as well as to minority interest venture partners in consolidated joint ventures. Income is allocated to the OP Minority Interests based on their ownership percentage of the Operating Partnership. This ownership percentage, as well as the total net assets of the Operating Partnership, changes when additional shares of our common stock or Common Units are issued. Such changes result in an allocation between stockholders' equity and Minority Interests-Common in the Consolidated Balance Sheets. Due to the number of such capital transactions that occur each period, we have presented a single net effect of all such allocations for the period as the "Adjustment for Minority Interest in Operating Partnership" in our Consolidated Statements of Stockholders' Equity (rather than separately allocating the minority interest for each individual capital transaction).

Treasury Stock

We account for repurchases of common stock using the cost method with common stock in treasury classified in the Consolidated Balance Sheets as a reduction of stockholders' equity. Treasury stock is reissued at average cost.

Revenue Recognition and Related Matters

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties. Termination income recognized for the years ended December 31, 2007, 2006 and 2005 was approximately $35.4 million, $31.2 million and $17.6 million, respectively. Accretion related to above and below-market tenant leases for the years ended December 31, 2007, 2006 and 2005 was approximately $31.0 million, $39.7 million and $34.7 million, respectively.

Straight-line rents receivable, which represent the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases, of approximately $201.9 million as of December 31, 2007 and $159.2 million as of December 31, 2006 are included in Accounts and notes receivable, net in our Consolidated Balance Sheets.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. We also evaluate the probability of collecting future rent which is recognized currently under a straight-line methodology. This analysis considers the long-term nature of our leases, as a certain portion of the straight-line rent currently recognizable will not be billed to the tenant until many years into the future. Our experience relative to unbilled deferred rent receivable is that a certain portion of the amounts recorded as straight-line rental revenue are never collected from (or billed to) tenants due to early lease terminations. For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized. Accounts receivable in our Consolidated Balance Sheets are shown net of an allowance for doubtful accounts of $68.5 million as of December 31, 2007 and $56.9 million as of December 31, 2006.

Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Management and other fees primarily represent management and leasing fees, construction fees, financing fees and fees for other ancillary services performed for the benefit of the Unconsolidated Real Estate Affiliates and for properties owned by third parties. Such fees are recognized as revenue when earned.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances. For land sale transactions in which we are required to perform additional services and incur significant costs after title has passed, revenues and cost of sales are recognized on a percentage of completion basis.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each community development project. The cost ratios used are based on actual costs incurred and estimates of future development costs and sales revenues to completion of each project. The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project. The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

Income Taxes (Note 7)

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. An increase or decrease in the deferred tax liability that results from a change in circumstances, and which causes a change in our judgment about expected future tax consequences of events, is included in the current tax provision. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward.

In many of our Master Planned Communities, gains with respect to sales of land for commercial use, condominiums or apartments are reported for tax purposes on the percentage of completion method. Under the percentage of completion method, gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations. In contrast, gains with respect to sales of land for single family residences are reported for tax purposes under the completed contract method. Under the completed contract method, gain is recognized for tax purposes when 95% of the costs of our contractual obligations are incurred.

Earnings Per Share ("EPS")

Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effects of convertible securities are computed using the "if-converted" method and the dilutive effects of options, warrants and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans) are computed using the "treasury stock" method.

Dilutive EPS excludes anti-dilutive options where the exercise price was higher than the average market price of our common stock and options for which requirements for vesting were not satisfied. Such options totaled 3,754,458 in 2007, 2,250,227 in 2006 and 1,026,777 in 2005. Outstanding Common Units have also been excluded from the diluted earnings per share calculation because there would be no effect on EPS as the minority interests' share of income would also be added back to net income. Finally, the exchangeable senior notes that were issued in April 2007 (Note 6) are also excluded from EPS because the conditions for exchange were not satisfied as of December 31, 2007.

Information related to our EPS calculations is summarized as follows:

	Years Ended December 31,					
	2007		2006		2005	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(In thousands)					
Numerators:						
Income from continuing operations	$287,954	$287,954	$ 60,096	$ 60,096	$ 63,867	$ 63,867
Discontinued operations, net of minority interests	—	—	(823)	(823)	11,686	11,686
Net income available to common stockholders	$287,954	$287,954	$ 59,273	$ 59,273	$ 75,553	$ 75,553
Denominators:						
Weighted average number of common shares outstanding — basic	243,992	243,992	241,222	241,222	237,673	237,673
Effect of dilutive securities — stock options	—	546	—	832	—	796
Weighted average number of common shares outstanding — diluted	243,992	244,538	241,222	242,054	237,673	238,469

Derivative Financial Instruments

We use derivative financial instruments to reduce risk associated with movements in interest rates. We may choose or be required by lenders to reduce cash flow and earnings volatility associated with interest rate risk exposure on variable-rate borrowings and/or forecasted fixed-rate borrowings by entering into interest rate swaps or interest rate caps. We do not use derivative financial instruments for speculative purposes.

Under interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less.

Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparty. We do not require any collateral under these agreements, but deal only with highly-rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and expect that all counterparties will meet their obligations.

All of our interest rate swap and other derivative financial instruments qualify as cash flow hedges and hedge our exposure to forecasted interest payments on variable-rate LIBOR-based debt. Accordingly, the effective portion of the instruments' gains or losses is reported as a component of other comprehensive income and reclassified into earnings when the related forecasted transactions affect earnings. If we discontinue a cash flow hedge because it is no longer probable that the original forecasted transaction will occur, or if a hedge is deemed no longer effective, the net gain or loss in accumulated other comprehensive income (loss) is immediately reclassified into earnings.

We have not recognized any losses as a result of hedge discontinuance and the expense that we recognized related to changes in the time value of interest rate cap agreements and ineffective hedges were insignificant for 2007, 2006 and 2005.

Amounts receivable or payable under interest rate cap and swap agreements are accounted for as adjustments to interest expense on the related debt.

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying value in our financial statements except for debt. We estimated the fair value of our debt based on quoted market prices for publicly-traded debt and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assume the debt is outstanding through maturity and consider the debt's collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)			
Fixed-rate debt	$20,840	$20,596	$17,018	$16,854
Variable-rate debt	3,442	3,361	3,504	3,518
	$24,282	$23,957	$20,522	$20,372

Stock — Based Compensation Expense

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share — Based Payment," ("SFAS 123(R)"). SFAS 123(R) requires companies to estimate the fair value of share — based payment awards on the date of grant using an option — pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Income and Comprehensive Income. SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock — Based Compensation" ("SFAS 123") which we adopted in the second quarter of 2002. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Our Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Because we had previously adopted SFAS 123, the impact of the adoption of SFAS 123(R) was not significant to our Consolidated Financial Statements. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Under SFAS 123, we did not estimate forfeitures for options issued pursuant to our Incentive Stock Plans. The cumulative effect of estimating forfeitures for these plans decreased compensation expense by approximately $128 thousand for the year ended December 31, 2007 and $150 thousand for the year ended December 31, 2006 and has been reflected in our Consolidated Statements of Income and Comprehensive Income.

Prior to the adoption of SFAS 123 in the second quarter of 2002, we accounted for stock — based awards using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, compensation cost is recognized for common stock awards or stock options only if the quoted market price of the stock as of the grant date (or other measurement date, if later) is greater than the amount the grantee must pay to acquire the stock. Because the exercise price of stock options and the fair value of restricted stock grants equaled the fair market value of the underlying stock at the date of grant, no compensation expense related to grants issued under the 1993 Stock Incentive Plan was recognized. As a result of the cash settlement option available for threshold — vesting stock options ("TSOs") issued prior to 2004, compensation expense equal to the change in the market price of our stock at the end of each reporting period continues to be recognized for all such unexercised TSOs.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share — Based Payment Awards." The transition methods include procedures to establish the beginning balance of the additional paid — in capital pool ("APIC pool") related to the tax effects of employee stock — based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock — based compensation awards that are outstanding upon adoption of SFAS 123(R). We have adopted the transition guidance in SFAS 123(R) and not the alternative method described in this FASB staff position.

Foreign Currency Translation

The functional currencies for our international joint ventures are their local currencies. Assets, liabilities of these investments are translated at the rate of exchange in effect on the balance sheet date and operations are translated at the average exchange for the period. Translation adjustments resulting from this process are accumulated in stockholders' equity as a component of accumulated other comprehensive income (loss).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.

Reclassifications and Corrections

Certain amounts in the 2006 and 2005 Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Note 3 Acquisitions and Intangibles

GGP/Homart I Acquisition

On July 6, 2007, we acquired the fifty percent interest owned by New York State Common Retirement Fund ("NYSCRF") in the GGP/Homart I portfolio (described below). This acquisition was the result of an election by NYSCRF to exercise its exchange right, in accordance with the GGP/Homart I Stockholders Agreement, with respect to its ownership in GGP/Homart I ("the Homart I acquisition"). The acquisition price for NYSCRF's ownership interest was approximately $1.20 billion in cash (including deferred amounts) and the assumption of approximately $1.04 billion of existing mortgage debt (at fair value) representing NYSCRF's share of the total mortgage debt of GGP/Homart I. The cash purchase price was primarily funded by a $750 million bank loan which, including amortization of the fees, bears interest at LIBOR plus 140 basis points and by an agreement to pay NYSCRF $254 million pursuant to a five year interest-only note. The note arose out of the January 2008 settlement of NYSCRF's arbitration claims relating to, among other things, the method used to compute the total purchase price payable to NYSCRF for the exchange. The note is secured by our ownership interest in GGP/Homart II (another joint venture owned on a 50/50 basis with NYSCRF) and bears interest at changing rates (initially, approximately 5.6% per annum) computed according to a formula based on mortgage loans to be obtained on, and secured by, three specified properties owned by GGP/Homart II. After setting aside certain monies relating to future development and expansion expenses for various GGP/Homart II properties, the note requires that we make principal payments to NYSCRF to the extent we receive distributions of any excess proceeds (as defined in the note) from GGP/Homart II attributable to such three mortgage loans.

As a result of this transaction, we own 100% of the GGP/Homart I portfolio and subsequently have consolidated the respective operations from the acquisition date. The properties in the GGP/Homart I portfolio include: Arrowhead Towne Center (a 33.3% unconsolidated interest), Bay City Mall, Brass Mill Center and Commons, Chula Vista Center, Columbiana Centre, Deerbrook Mall, Lakeland Square Mall, Moreno Valley Mall, Neshaminy Mall (a 50% unconsolidated interest), Newgate Mall, Newpark Mall, North Point Mall, The Parks at Arlington, Pembroke Lakes Mall, The Shoppes at Buckland Hills, Steeplegate Mall, Superstition Springs Center (a 33.3% unconsolidated interest), Tysons Galleria, Vista Ridge Mall, Washington Park Mall, West Oaks Mall, The Woodlands Mall and a parcel of land at East Mesa.

The aggregate purchase price was as follows:

	(In thousands)
Cash paid	$ 949,090
Debt assumed	1,055,057
Acquisition and other costs, including deferred purchase price obligation	254,677
Total purchase price	$2,258,824

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition (see also Note 17 — Pro Forma Financial Information). These allocations were based on the relative fair values of the assets acquired and liabilities assumed. Because these fair values were based on currently available information and assumptions and estimates that we believe are reasonable at this time, they are subject to reallocation as additional information, particularly with respect to liabilities assumed, becomes available.

		(In thousands)
Assets		
Land		250,194
Buildings and equipment		1,660,372
In-place lease value		44,309
Developments in progress		8,477
Investment in and loans to/from Unconsolidated Real Estate Affiliates		137,973
Cash		11,240
Tenant accounts receivable		5,156
Prepaid expenses and other assets:		
Above-market tenant leases	43,782	
Other	178,021	
Total Prepaid expenses and other assets		221,803
Total Assets		2,339,524
Liabilities		
Current liabilities		31,396
Debt mark-to-market adjustments		(12,883)
Below-market tenant leases		62,188
Total Liabilities		80,701
Total Net Assets Acquired		$2,258,824

Intangible Assets and Liabilities

The following table summarizes our intangible assets and liabilities:

	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
		(In thousands)	
As of December 31, 2007			
Tenant leases:			
In-place value	$ 679,329	$(361,172)	$ 318,157
Above-market	148,057	(72,772)	75,285
Below-market	(324,088)	196,447	(127,641)
Ground leases:			
Above-market	(16,968)	1,479	(15,489)
Below-market	293,435	(19,590)	273,845
Real estate tax stabilization agreement	91,879	(12,425)	79,454
As of December 31, 2006			
Tenant leases:			
In-place value	$ 667,492	$(314,270)	$ 353,222
Above-market	107,157	(53,176)	53,981
Below-market	(294,052)	176,089	(117,963)
Ground leases:			
Above-market	(16,968)	1,007	(15,961)
Below-market	293,435	(12,919)	280,516
Real estate tax stabilization agreement	91,879	(8,501)	83,378

Changes in gross asset (liability) balances in 2007 are the result of the Homart I acquisition, the acquisition of the minority interest in two consolidated joint ventures and our policy of writing off fully amortized intangible assets.

The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets. The above-market and below-market tenant and ground leases as well as the real estate tax stabilization agreement intangible asset are included in Prepaid expenses and other assets and Accounts payable and accrued expenses as detailed in Note 11.

Amortization/accretion of these intangible assets and liabilities, and similar assets and liabilities from our Unconsolidated Real Estate Affiliates at our share, decreased our income (excluding the impact of minority interest and the provision for income taxes) by approximately $62.5 million in 2007, $118.2 million in 2006 and $157.5 million in 2005.

Future amortization, including our share of such items from Unconsolidated Real Estate Affiliates, is estimated to decrease income (excluding the impact of minority interest and the provision for income taxes) by approximately $65 million in 2008, $70 million in 2009, $60 million in 2010, $50 million in 2011, and $40 million in 2012.

Note 4 Discontinued Operations and Gains (Losses) on Dispositions of Interests in Operating Properties

In December 2005, our Board of Directors approved two separate plans to dispose of certain office/industrial properties originally acquired in the TRCLP merger in 2004. The plans included 21 office properties which were sold at a total sale price of approximately $125 million and 16 industrial buildings which were sold at a total sale price of approximately $57 million. All of the properties were located in Hunt Valley and Woodlawn, Baltimore,

Maryland. The sales closed in December 2005. As a result of the dispositions, we recognized a loss of approximately $1.3 million in 2006 and a gain of approximately $6.2 million in 2005, both before minority interest.

Pursuant to SFAS No. 144, the operations of these properties (net of minority interests) have been reported as discontinued operations in the accompanying consolidated financial statements. Revenues and income before minority interest for these TRCLP office/industrial properties for the year ended December 31, 2005 was $24.3 million and $8.1 million, respectively.

Note 5 Unconsolidated Real Estate Affiliates

The Unconsolidated Real Estate Affiliates include our non-controlling investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. Some of the joint ventures have elected to be taxed as REITs. We account for these joint ventures using the equity method because we have joint interest and control of these ventures with our venture partners and they have substantive participating rights in such ventures. For financial reporting purposes, each of these joint ventures is considered an individually significant Unconsolidated Real Estate Affiliate.

In certain circumstances, we have debt obligations in excess of our pro rata share of the debt of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness of such Unconsolidated Real Estate Affiliates. The proceeds of the Retained Debt which are distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. In the event that the Unconsolidated Real Estate Affiliates do not generate sufficient cash flow to pay debt service, by agreement with our partners, our distributions may be reduced or we may be required to contribute funds in an amount equal to the debt service on Retained Debt. Such Retained Debt totaled $163.3 million as of December 31, 2007 and $170.1 million as of December 31, 2006, and has been reflected as a reduction in our investment in Unconsolidated Real Estate Affiliates. In other circumstances, the Company, in connection with the debt obligations of certain Unconsolidated Real Estate Affiliates, has agreed to provide supplemental guarantees or master-lease commitments to provide to the debt holders additional credit-enhancement or security. We currently do not expect to be required to perform pursuant to any of such supplemental credit-enhancement provisions for our Unconsolidated Real Estate Affiliates.

The significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as ours.

Condensed Combined Financial Information of Unconsolidated Real Estate Affiliates

Following is summarized financial information for our Unconsolidated Real Estate Affiliates as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

	December 31, 2007	December 31, 2006
	(In thousands)	
Condensed Combined Balance Sheets — Unconsolidated Real Estate Affiliates		
Assets:		
Land	$ 917,244	$ 988,018
Buildings and equipment	7,136,053	8,158,030
Less accumulated depreciation	(1,361,649)	(1,590,812)
Developments in progress	645,156	551,464
Net property and equipment	7,336,804	8,106,700
Investment in unconsolidated joint ventures	—	45,863
Investment land and land held for development and sale	287,962	290,273
Net investment in real estate	7,624,766	8,442,836
Cash and cash equivalents	224,048	180,203
Accounts and notes receivable, net	133,747	165,049
Deferred expenses, net	166,201	155,051
Prepaid expenses and other assets	445,113	470,885
Total assets	$ 8,593,875	$ 9,414,024
Liabilities and Owners' Equity:		
Mortgages, notes and loans payable	$ 6,215,426	$ 7,752,889
Accounts payable and accrued expenses	715,519	558,974
Owners' equity	1,662,930	1,102,161
Total liabilities and owners' equity	$ 8,593,875	$ 9,414,024
Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net		
Owners' equity	$ 1,662,930	$ 1,102,161
Less joint venture partners' equity	(853,459)	(600,412)
Capital or basis differences and loans	993,895	824,866
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$ 1,803,366	$ 1,326,615
Reconciliation — Investment In and Loans To/From Unconsolidated Real Estate Affiliates		
Asset — Investment in and loans to/from Unconsolidated Real Estate Affiliates	$ 1,857,330	$ 1,499,036
Liability — Investment in and loans to/from Unconsolidated Real Estate Affiliates	(53,964)	(172,421)
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$ 1,803,366	$ 1,326,615

	Years Ended December 31, 2007	2006	2005
	(In thousands)		
Condensed Combined Statements of Income — Unconsolidated Real Estate Affiliates			
Revenues:			
Minimum rents	$ 829,356	$ 864,368	$ 795,185
Tenant recoveries	358,941	378,413	365,325
Overage rents	25,314	31,889	28,592
Land sales	161,938	162,790	158,181
Management and other fees	41,538	15,712	—
Other	156,822	164,019	126,069
Total revenues	1,573,909	1,617,191	1,473,352
Expenses:			
Real estate taxes	104,523	119,426	112,225
Repairs and maintenance	84,840	88,243	87,816
Marketing	25,275	26,485	29,561
Other property operating costs	293,568	311,267	239,194
Land sales operations	91,539	103,519	89,561
Provision for doubtful accounts	4,185	1,494	10,182
Property management and other costs	94,268	77,290	59,548
General and administrative	19,013	7,947	2,684
Litigation provision	89,225	—	—
Depreciation and amortization	259,015	269,327	257,153
Total expenses	1,065,451	1,004,998	887,924
Operating income	508,458	612,193	585,428
Interest income	26,334	30,498	14,432
Interest expense	(355,917)	(361,114)	(304,368)
Provision for income taxes	(9,263)	(1,274)	(1,157)
Minority interest	(163)	(588)	—
Equity in income of unconsolidated joint ventures	3,389	6,509	5,384
Income from continuing operations	172,838	286,224	299,719
Discontinued operations, including gain on dispositions	106,016	18,115	438
Net income	$ 278,854	$ 304,339	$ 300,157
Equity In Income of Unconsolidated Real Estate Affiliates			
Net income	$ 278,854	$ 304,339	$ 300,157
Joint venture partners' share of income	(187,672)	(160,099)	(157,756)
Amortization of capital or basis differences	(19,019)	(22,083)	(20,844)
Special allocation of litigation provision to GGPLP	89,225	—	—
Elimination of Unconsolidated Real Estate Affiliates loan interest	(2,987)	(7,916)	(571)
Equity in income Unconsolidated Real Estate Affiliates	$ 158,401	$ 114,241	$ 120,986

Condensed Financial Information of Individually Significant Unconsolidated Real Estate Affiliates

The following is summarized financial information for certain individually significant Unconsolidated Real Estate Affiliates as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Our investment in such affiliates varies from a strict ownership percentage due to capital or basis differences or loans and related amortization.

GGP/Homart II

We own 50% of the membership interest of GGP/Homart II L.L.C. ("GGP/Homart II"), a limited liability company. The remaining 50% interest in GGP/Homart II is owned by NYSCRF. GGP Homart II owns 11 retail properties and one office building. Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

	GGP/Homart II	
	December 31, 2007	December 31, 2006
	(In thousands)	
Assets:		
Land	$ 248,094	$ 224,158
Buildings and equipment	2,654,780	2,261,123
Less accumulated depreciation	(400,078)	(326,340)
Developments in progress	108,078	286,396
Net investment in real estate	2,610,874	2,445,337
Cash and cash equivalents	30,851	6,289
Accounts receivable, net	40,319	35,506
Deferred expenses, net	76,297	58,712
Prepaid expenses and other assets	39,032	36,656
Total assets	$2,797,373	$2,582,500
Liabilities and Owners' Equity:		
Mortgages, notes and loans payable	$2,110,947	$2,284,763
Accounts payable and accrued expenses	237,688	146,781
Owners' equity	448,738	150,956
Total liabilities and owners' equity	$2,797,373	$2,582,500

	GGP/Homart II Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Revenues:			
Minimum rents	$ 230,420	$205,835	$194,938
Tenant recoveries	103,265	94,298	92,862
Overage rents	7,008	5,935	6,432
Other	10,028	9,057	8,543
Total revenues	350,721	315,125	302,775
Expenses:			
Real estate taxes	29,615	29,883	27,132
Repairs and maintenance	23,100	19,362	19,671
Marketing	8,332	7,583	8,726
Other property operating costs	41,099	37,776	29,490
Provision for (recovery of) doubtful accounts	1,315	(47)	3,125
Property management and other costs	22,279	19,469	17,468
General and administrative	11,777	7,137	2,005
Litigation provision	89,225	—	—
Depreciation and amortization	81,241	66,024	61,923
Total expenses	307,983	187,187	169,540
Operating income	42,738	127,938	133,235
Interest income	7,871	8,840	7,358
Interest expense	(109,209)	(91,240)	(77,285)
Income allocated to minority interests	(26)	—	—
(Provision for) benefit from income taxes	(2,202)	(69)	64
Net income (loss)	$ (60,828)	$ 45,469	$ 63,372

In February, 2004, Caruso Affiliated Holdings, LLC ("Caruso" or "plaintiff") commenced a lawsuit involving GGP and GGP/Homart II (collectively, the "parties") in the Los Angeles Superior Court (the "Court") alleging violations of the California antitrust law and unfair competition laws and interference with prospective economic advantage. At trial, which commenced on October 1, 2007, the California antitrust law and unfair competition claims were dismissed. Trial proceeded with respect to the allegation that the parties had interfered with the plaintiff's relationship with a then-prospective tenant for its lifestyle development which is adjacent to Glendale Galleria, a property located in Los Angeles owned by GGP/Homart II. Judgment of compensatory damages in the amount of approximately $74.2 million and punitive damages in the amount of $15 million were entered against the parties on December 21, 2007. Interest at the statutory rate of 10% will accrue from that date. The parties filed a motion for judgment notwithstanding the verdict and a motion for a new trial or remittitur which were denied by the Court on February 20, 2008. The parties will appeal the judgment and expect that they will post an appellate bond in approximately mid-to-late March for an amount equal to 150% of the judgment (excluding interest).

The judgment amount and the related interest have been recorded by GGP/Homart II. However, the GGP/Homart II Operating Agreement gives NYSCRF (the non-managing member of GGP/Homart II) rights to indemnification from the Company under certain circumstances. Although such rights could be asserted by NYSCRF, at this time we are not aware of any formal action taken by NYSCRF regarding these rights. However, the Company and NYSCRF have entered into a tolling agreement (essentially, a standstill agreement) relating to such rights. If the indemnity is applicable and enforceable, the Company may have the obligation to pay the damage award. In this event, management of the Company has determined that the Company would likely pay directly, or reimburse GGP/Homart II, for 100% of any payments and costs. Accordingly, the Company has reflected, as provision for litigation and in other general and administrative costs and interest expense, as applicable, 100% of the judgment and certain related costs, rather than reflect such 50% share of such costs in its equity in earnings of GGP/Homart II.

Woodlands Land Development

We own 52.5% of the membership interest of The Woodlands Land Development Company, L.P. ("The Woodlands Partnership"), a limited liability partnership. The remaining 47.5% interest in The Woodlands Partnership is owned by Morgan Stanley Real Estate Fund II, L.P.

	The Woodlands Partnership	
	December 31, 2007	December 31, 2006
	(In thousands)	
Assets:		
Land	$ 14,756	$ 13,828
Buildings and equipment	48,201	91,485
Less accumulated depreciation	(10,638)	(19,271)
Developments in progress	52,515	6,939
Investment land and land held for development and sale	287,962	290,273
Net investment in real estate	392,796	383,254
Cash and cash equivalents	27,359	15,219
Deferred expenses, net	2,044	2,782
Prepaid expenses and other assets	85,331	97,978
Total assets	$507,530	$499,233
Liabilities and Owners' Equity:		
Mortgages, notes and loans payable	$286,765	$321,724
Accounts payable and accrued expenses	75,549	58,805
Owners' equity	145,216	118,704
Total liabilities and owners' equity	$507,530	$499,233

	The Woodlands Partnership		
	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Revenues:			
Minimum rents	$ 734	$ 1,834	$ (9)
Land sales	161,938	161,540	157,581
Other	34,750	34,244	31,947
Total revenues	197,422	197,618	189,519
Expenses:			
Real estate taxes	131	453	—
Repairs and maintenance	257	311	—
Other property operating costs	39,162	32,207	33,083
Land sales operations	91,539	102,989	89,313
Depreciation and amortization	3,504	5,218	4,659
Total expenses	134,593	141,178	127,055
Operating income	62,829	56,440	62,464
Interest income	676	332	224
Interest expense	(9,025)	(6,434)	(5,873)
Provision for income taxes	(1,918)	—	—
Income from continuing operations	52,562	50,338	56,815
Discontinued operations, including gain on dispositions	94,556	16,547	—
Net income	$147,118	$ 66,885	$ 56,815

Note 6 Mortgages, Notes and Loans Payable

Mortgages, notes and loans payable are summarized as follows:

	December 31, 2007	December 31, 2006
	(In thousands)	
Fixed-rate debt:		
Commercial mortgage-backed securities	$ —	$ 868,765
Other collateralized mortgages, notes and loans payable	16,943,760	13,762,381
Corporate and other unsecured term loans	3,895,922	2,386,334
Total fixed-rate debt	20,839,682	17,017,480
Variable-rate debt:		
Other collateralized mortgages, notes and loans payable	819,607	388,287
Credit facilities	429,150	60,000
Corporate and other unsecured term loans	2,193,700	3,056,200
Total variable-rate debt	3,442,457	3,504,487
Total Mortgages, notes and loans payable	$24,282,139	$20,521,967

The weighted-average annual interest rate (including the effects of swaps and excluding the effects of deferred finance costs) on our mortgages, notes and loans payable was 5.55% at December 31, 2007 and 5.70% at

December 31, 2006. Our mortgages, notes and loans payable have various maturities through 2095. The weighted-average remaining term of our mortgages, notes and loans payable was 4.05 years as of December 31, 2007.

As of December 31, 2007, approximately $22.61 billion of land, buildings and equipment and developments in progress (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Substantially all of the mortgage notes are non-recourse to us. In addition, although certain mortgage loans contain guarantees or other credit enhancement or security provisions for the benefit of the note holder, we currently do not expect to be required to perform with respect to such provisions. Certain mortgage notes payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium or a percentage of the loan balance. Certain properties, including those within the portfolios collateralized by commercial mortgage-backed securities, are subject to financial performance covenants, primarily debt service coverage ratios. We believe we are in compliance with all such covenants as of December 31, 2007.

Exchangeable Senior Notes

In April 2007, GGPLP completed the sale of $1.55 billion aggregate principal amount of 3.98% Exchangeable Senior Notes (the "Notes") pursuant to Rule 144A under the Securities Act of 1933.

Interest on the Notes is payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2007. The Notes will mature on April 15, 2027 unless previously redeemed by GGPLP, repurchased by GGPLP or exchanged in accordance with their terms prior to such date. Prior to April 15, 2012, we will not have the right to redeem the Notes, except to preserve our status as a REIT. On or after April 15, 2012, we may redeem for cash all or part of the Notes at any time, at 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date. On each of April 15, 2012, April 15, 2017 and April 15, 2022, holders of the Notes may require us to repurchase the Notes, in whole or in part, for cash equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest.

The Notes are exchangeable for GGP common stock or a combination of cash and common stock, at our option, upon the satisfaction of certain conditions, including conditions relating to the market price of our common stock, the trading price of the Notes, the occurrence of certain corporate events and transactions, a call for redemption of the Notes and any failure by us to maintain a listing of our common stock on a national securities exchange. We currently intend to settle the principal amount of the Notes in cash and any premium in cash, shares of our common stock or a combination of both.

The initial exchange rate for each $1,000 principal amount of notes is approximately 11.27 shares of GGP common stock, representing an exchange price of approximately $88.72 per share and an exchange premium of 35%, which was based on the closing price of our common stock on April 10, 2007. The initial exchange rate is subject to adjustment under certain circumstances, including potential increases in the exchange rate resulting from increases in our dividends. We have registered, for the benefit of the holders of the Notes, the GGP common stock issuable upon the exchange of the Notes (approximately 17.5 million shares) and agree to maintain the effectiveness of such registration throughout the term of the Notes. In the event of a registration default, we will increase the applicable exchange rate by 3% (approximately 0.5 million shares) until we are no longer in default. As we believe that the likelihood of making such exchange rate adjustment is remote, no amounts reflecting a contingent liability have been accrued.

Proceeds from the offering, net of related fees, were approximately $1.52 billion and were used to repay $850 million of corporate unsecured debt, repay approximately $400 million on our revolving credit facility, redeem $60 million of perpetual preferred units and for other general corporate uses.

Commercial Mortgage-Backed Securities

In November 1997, the Operating Partnership and GGP Ivanhoe I completed the placement of fixed-rate non-recourse commercial mortgage backed securities (the "CMBS 13"). The commercial mortgage-backed securities had cross-default provisions and were cross-collateralized. In general, the cross-defaulted properties were under common ownership; however, $138.6 million of unconsolidated debt at two Unconsolidated Properties was cross-defaulted and cross-collateralized by $868.8 million of consolidated debt at eleven Consolidated Properties. The CMBS 13 was refinanced in November 2004 and replaced at its November 2007 maturity with new, property specific mortgage financing.

In December 2001, the Operating Partnership and certain Unconsolidated Real Estate Affiliates completed the placement of non-recourse commercial mortgage pass-through certificates (the "GGP MPTC"). The principal amount of the GGP MPTC was attributed to the Operating Partnership, GGP/Homart I, GGP/Homart II, GGP Ivanhoe III and GGP Ivanhoe IV. The GGP MPTC was repaid in the third quarter of 2006.

Other Collateralized Mortgage Notes and Other Property Debt Payable

Collateralized mortgage notes and other property debt payable consist primarily of non-recourse notes collateralized by individual properties and equipment. The fixed-rate collateralized mortgage notes and other debt payable bear interest ranging from 3.17% to 10.15%. The variable-rate collateralized mortgage notes and other debt payable bear interest at LIBOR (5.02% at December 31, 2007) plus 100 basis points.

Corporate and Other Unsecured Term Loans

On July 6, 2007, we closed on a $750 million credit facility (Senior Bridge Facility) that was used to partially fund the Homart I acquisition. The facility is secured by several mall and office properties and matures on July 6, 2008. As of December 31, 2007, the balance on the Senior Bridge Facility was $722.2 million.

Under the terms of the Facility, we are subject to the same customary affirmative and negative covenants as the 2006 Credit Facility. The interest rate of the facility is LIBOR plus 1.25%.

On February 24, 2006, we amended the 2004 Credit Facility, which was entered into to fund the TRC Merger, by entering into a Second Amended and Restated Credit Agreement (the "2006 Credit Facility"). The 2006 Credit Facility provides for a $2.85 billion term loan (the "Term Loan") and a $650 million revolving credit facility. As of December 31, 2007, $220.9 million is available to be drawn on the revolving credit facility.

The 2006 Credit Facility has a four year term, with a one year extension option. The interest rate ranges from LIBOR plus 1.15% to LIBOR plus 1.5%, depending on our leverage ratio and assuming we maintain our election to have these loans designated as Eurodollar loans. The interest rate, as of December 31, 2007, was LIBOR plus 1.25%. As of December 31, 2007 the weighted average interest rate on the remaining corporate unsecured fixed and variable rate debt and the revolving credit facility was 5.97%.

Under the terms of the 2006 Credit Facility, we are subject to customary affirmative and negative covenants. If a default occurs, the lenders will have the option of declaring all outstanding amounts immediately due and payable. Events of default include a failure to maintain our REIT status under the Internal Revenue Code, a failure to remain listed on the New York Stock Exchange and such customary events as nonpayment of principal, interest, fees or other amounts, breach of representations and warranties, breach of covenant, cross-default to other indebtedness and certain bankruptcy events. We believe we are in compliance with all such covenants as of December 31, 2007.

Concurrently with the 2006 Credit Facility transaction, we also entered into a $1.4 billion term loan (the "Short Term Loan") and TRCLP entered into a $500 million term loan (the "Bridge Loan"). The Short Term Loan was repaid in August 2006 as part of various refinancing transactions including the GGP MPTC. The Bridge Loan was fully repaid in May 2006 with a portion of the proceeds obtained from the sale of $800 million of senior unsecured notes which were issued by TRCLP. These notes provide for semi-annual, interest-only payments at a rate of 6.75% and payment of the principal in full on May 1, 2013.

Also concurrently with the 2006 Credit Facility transaction, GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPLP, completed a private placement of $200 million of trust preferred securities ("TRUPS"). The Trust also issued $6.2 million of Common Securities to GGPLP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPLP due 2036. The TRUPS require distributions equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of the Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45%. Though the Trust is a wholly-owned subsidiary of GGPLP, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes under FASB Interpretation No. 46 (as revised), "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51" ("FIN 46R"). As a result, we have recorded the Junior Subordinated Notes as Mortgages, Notes and Loans Payable and our common equity interest in the Trust as Prepaid Expenses and Other Assets in our Consolidated Balance Sheets at December 31, 2007 and 2006.

Unsecured Term Loans

In conjunction with the TRC Merger, we assumed certain publicly-traded unsecured debt which included 8.78% and 8.44% Notes (repaid at maturity in March 2007), 3.625% Notes and 8% Notes due 2009, 7.2% Notes due 2012 and 5.375% Notes due 2013. Such debt totaled $1.45 billion at both December 31, 2007 and 2006, respectively. Under the terms of the Indenture dated as of February 24, 1995, as long as these notes are outstanding, TRCLP is required to file with the SEC the annual and quarterly reports and other documents which TRCLP would be required to file as if it was subject to Section 13(a) or 15(d) of the Exchange Act, regardless of whether TRCLP was subject to such requirements. TRCLP is no longer required to file reports or other documents with the SEC under Section 13(a) or 15(d). Accordingly, in lieu of such filing, certain financial and other information related to TRCLP has been included as Exhibit 99.1 to this Annual Report on Form 10-K. We believe that such TRCLP information is responsive to the terms of the Indenture and that any additional information needed or actions required can be supplied or addressed.

In conjunction with our acquisition of JP Realty in 2002, we assumed $100 million of ten-year senior unsecured notes which bear interest at a fixed rate of 7.29% and were issued in March 1998. The notes require semi-annual interest payments. Annual principal payments of $25 million began in March 2005 and continue until the loan is fully repaid in March 2008.

Interest Rate Swaps

To achieve a more desirable balance between fixed and variable-rate debt, we have also entered into the following certain swap agreements at December 31, 2007:

	Property Specific
Total notional amount (in millions)	$ 195.0
Average fixed pay rate	4.78%
Average variable receive rate	LIBOR

Such swap agreements have been designated as cash flow hedges and are intended to hedge our exposure to future interest payments on the related variable-rate debt.

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of approximately $235.0 million as of December 31, 2007. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

Note 7 Income Taxes

We elected to be taxed as a REIT under sections 856-860 of the Internal Revenue Code, commencing with our taxable year beginning January 1, 1993. To qualify as a REIT, we must meet a number of organizational and operational requirements, including requirements to distribute at least 90% of our ordinary taxable income and to distribute to stockholders or pay tax on 100% of capital gains and to meet certain asset and income tests. It is management's current intention to adhere to these requirements.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income. In addition, we are subject to rules which may impose corporate income tax on certain built-in gains recognized upon the disposition of assets owned by our subsidiaries where such subsidiaries (or other predecessors) had formerly been C corporations. These rules apply only where the disposition occurs within certain specified recognition periods. Specifically, in the case of the TRC assets, we may be subject to tax on built-in gain recognized upon the disposition prior to January 1, 2008 of assets owned by TRC on January 1, 1998, the effective date of TRC's REIT election. At December 31, 2007, the total amount of built-in gains with respect to our assets is substantial. Effective January 1, 2008, with the exception of the built in gains associated with the Private REIT/TRS Restructuring described below, all TRC assets are no longer subject to the tax on built in gains. However, to the extent that any such properties are to be sold, we intend to utilize tax strategies such as dispositions through like-kind exchanges and the use of net operating loss carryforwards to limit or offset the amount of such gains and therefore the amount of tax paid.

We also have subsidiaries which we have elected to be treated as taxable real estate investment trust subsidiaries (a "TRS" or "TRS entities") and which are, therefore, subject to federal and state income taxes. Our primary TRS entities include GGMI, entities which own our master planned community properties and other TRS entities acquired in the TRC Merger. Current Federal income taxes of certain of these TRS entities are likely to increase in future years as we exhaust the net loss carryforwards of these entities and as certain master planned community developments are completed. Such increases could be significant.

Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and one of our TRS entities became a qualified REIT subsidiary of that private REIT ("the Private REIT/TRS Restructuring"). This transaction resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by that private REIT.

The (benefit from) provision for income taxes for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
		(In thousands)	
Current	$ 73,976	$40,732	$22,693
Deferred	(368,136)	58,252	28,596
Total	$(294,160)	$98,984	$51,289

Income tax expense computed by applying the Federal corporate tax rate for the years ended December 31, 2007, 2006 and 2005 is reconciled to the provision for income taxes as follows:

	2007	2006	2005
		(In thousands)	
Tax at statutory rate on earnings from continuing operations before income taxes	$ (2,172)	$55,678	$40,723
Increase (decrease) in valuation allowances, net	160	936	(5,114)
State income taxes, net of Federal income tax benefit	2,290	4,608	343
Tax at statutory rate on earnings (losses) not subject to Federal income taxes and other permanent differences	22,308	37,762	15,337
Tax benefit from Private REIT/TRS Restructuring	(320,956)	—	—
FIN 48 tax expense, excluding interest	(2,763)		
FIN 48 interest, net of Federal income tax benefit	6,973	—	—
(Benefit from) provision for income taxes	$(294,160)	$98,984	$51,289

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our net operating loss carryforwards are currently scheduled to expire in subsequent years through 2026. Some of the net operating loss carryforward amounts are subject to annual limitations under Section 382 of the Internal Revenue Code. This annual limitation under Section 382 is subject to modification if a taxpayer recognizes what are called "built-in gain items." For 2005, the benefit amount has been reduced to reflect the sum of the annual Section 382 limitations, with no adjustment for the potential of built-in gain items. The valuation amount has likewise been reduced, thereby maintaining the same net deferred tax benefit amount for the net operating loss carryforwards. For 2007 and 2006, there has been no change from 2005 in the presentation of the net tax benefit.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes are as follows:

	Amount	Expiration Dates
	(In thousands)	
Net operating loss carryforwards — Federal	$ 41,472	2008 - 2026
Net operating loss carryforwards — State	106,432	2008 - 2026
Capital loss carryforwards	9,232	2009
Tax credit carryforwards — Federal AMT	847	n/a

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	2007	2006
	(In thousands)	
Total deferred tax assets	$ 25,184	$ 16,006
Valuation allowance	(1,096)	(936)
Net deferred tax assets	24,088	15,070
Total deferred tax liabilities	(860,435)	(1,302,205)
Net deferred tax liabilities	$(836,347)	$(1,287,135)

As part of the TRC merger, we acquired a controlling interest in an entity whose assets included a deferred tax asset of approximately $142 million related to $406 million of temporary differences (primarily interest deduction carryforwards with no expiration date).

Due to the uncertainty of the realization of certain tax carryforwards, we established valuation allowances. The majority of the valuation allowances related to net operating loss carryforwards where there is uncertainty regarding their realizability.

The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	(In thousands)	
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of interest and certain other costs	$(796,142)	$(1,165,960)
Deferred income	(206,652)	(291,634)
Interest deduction carryforwards	142,103	142,177
Operating loss and tax credit carryforwards	24,345	28,282
Net deferred tax liabilities	$(836,347)	$(1,287,135)

Although we believe our tax returns are correct, the final determination of tax examinations and any related litigation could be different than that which was reported on the returns. In the opinion of management, we have made adequate tax provisions for years subject to examination. Generally, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2004 through 2007 and are open to audit by state taxing authorities for years ending December 31, 2003 through 2007. Several of our taxable REIT subsidiaries are under examination by the Internal Revenue Service for the years 2001 through 2005. We are unable to determine when the remaining examinations will be resolved.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

At January 1, 2007, we had total unrecognized tax benefits of approximately $135.1 million, excluding accrued interest, of which approximately $69 million would impact our effective tax rate. The future adoption of SFAS 141(R) (as defined and described in Note 15) may impact the amounts of total unrecognized tax benefits that would impact our effective tax rate. These unrecognized tax benefits increased our income tax liabilities by $82.1 million, increased goodwill by $28.0 million and cumulatively reduced retained earnings by $54.1 million. As of January 1, 2007, we had accrued interest of approximately $11.9 million related to these unrecognized tax benefits and no penalties. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we will recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward. We recognized potential interest expense related to the unrecognized tax benefits of $7.0 million for the year ended December 31, 2007. During the year ended December 31, 2007, we recognized previously unrecognized tax benefits, excluding accrued interest, of $20.0 million; of which $14.8 million decreased goodwill and $5.2 million reduced income tax expense. The recognition of the previously unrecognized tax benefits resulted in the reduction of interest expense accrued related to these amounts. At December 31, 2007, we had total unrecognized tax benefits of approximately $127.1 million, excluding interest, of which approximately $44.9 million would impact our effective tax rate.

	2007
	(In thousands)
Unrecognized tax benefits, opening balance	$135,062
Gross increases — tax positions in prior period	1,970
Gross increases — tax positions in current period	10,029
Settlements	—
Lapse of statute of limitations	(19,952)
Unrecognized tax benefits, ending balance	$127,109

Based on our assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will materially change from those recorded at December 31, 2007. A material change in unrecognized tax benefits could have a material effect on our statements of income and comprehensive income. As of December 31, 2007, there is approximately $72.7 million of unrecognized tax benefits, excluding accrued interest, which due to the reasons above, could significantly increase or decrease during the next twelve months.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due to differences for Federal income tax reporting purposes in, among other things, estimated useful lives, depreciable basis of properties and permanent and temporary differences on the inclusion or deductibility of elements of income and deductibility of expense for such purposes.

Distributions paid on our common stock and their tax status, as sent to our shareholders, are presented in the following table. The tax status of GGP distributions in 2007, 2006 and 2005 may not be indicative of future periods.

	2007	2006	2005
Ordinary income	$0.926	$0.542	$0.993
Return of capital	—	0.501	0.497
Qualified dividends	0.501	0.432	—
Capital gain distributions	0.423	0.205	—
Distributions per share	$1.850	$1.680	$1.490

Note 8 Rentals Under Operating Leases

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties held as of December 31, 2007 are as follows (in thousands):

Year	Amount
2008	$1,642,365
2009	1,534,411
2010	1,369,628
2011	1,207,599
2012	1,033,005
Subsequent	3,752,229

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases.

Such operating leases are with a variety of tenants, the majority of which are national and regional retail chains and local retailers, and consequently, our credit risk is concentrated in the retail industry.

Note 9 Transactions with Affiliates

Management and other fee revenues primarily represent management and leasing fees, development fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates and for properties owned by third parties. Fees earned from the Unconsolidated Properties totaled approximately $83.4 million in 2007, $110.9 million in 2006 and $87.5 million in 2005. Such fees are recognized as revenue when earned.

Note 10 Stock-Based Compensation Plans

Incentive Stock Plans

We grant qualified and non-qualified stock options and make restricted stock grants to attract and retain officers and key employees through the 2003 Incentive Stock Plan and, prior to April 2003, the 1993 Stock Incentive Plan. Stock options are granted by the Compensation Committee of the Board of Directors at an exercise price of not less than 100% of the fair market value of our common stock on the date of the grant. The terms of the options are fixed by the Compensation Committee. Stock options generally vest 20% at the time of the grant and in 20% annual increments thereafter. Prior to May 2006, we granted options to non-employee directors that were exercisable in full commencing on the date of grant and scheduled to expire on the fifth anniversary of the date of the grant. Beginning in May 2006, non-employee directors received restricted stock grants, as further described below. The 2003 Incentive Stock Plan provides for the issuance of up to 9.0 million shares of our common stock, of which approximately 5.0 million options and restricted shares have been granted as of December 31, 2007, subject to certain customary adjustments to prevent dilution.

The following tables summarize stock option activity for the 2003 Incentive Stock Plan as of and for the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock Options Outstanding at January 1	3,167,348	$38.41	2,546,174	$29.57	1,875,687	$22.17
Granted	1,205,000	65.81	1,370,000	49.78	1,352,500	36.13
Exercised	(1,318,748)	33.81	(573,226)	24.70	(610,213)	21.00
Exchanged for restricted stock	—	—	(30,000)	47.26	—	—
Forfeited	—	—	(145,000)	43.10	(70,000)	33.49
Expired	(600)	9.99	(600)	9.99	(1,800)	9.99
Stock Options Outstanding at December 31	3,053,000	$51.21	3,167,348	$38.41	2,546,174	$29.57

Range of Exercise Prices	Stock Options Outstanding Shares	Stock Options Outstanding Weighted Average Remaining Contractual Term (in years)	Stock Options Outstanding Weighted Average Exercise Price	Stock Options Exercisable Shares	Stock Options Exercisable Weighted Average Remaining Contractual Term (in years)	Stock Options Exercisable Weighted Average Exercise Price
In-the-money stock options						
$6.58 -$13.16	4,500	2.30	$ 9.99	4,500	2.30	$ 9.99
$13.16-$19.74	73,000	4.60	15.41	73,000	4.60	15.41
$26.32-$32.91	197,000	1.10	30.94	145,000	1.10	30.94
$32.91-$39.49	571,000	2.20	35.71	351,000	2.20	35.57
$39.49-$46.07	50,000	2.80	44.59	20,000	2.80	44.59
$46.07-$52.65	952,500	3.20	49.52	547,500	3.20	49.88
$59.23-$65.81	1,205,000	4.20	65.81	201,000	4.20	65.81
Total	3,053,000	2.93	$51.21	1,342,000	2.93	$44.39
Intrinsic value (in thousands)	$ —			$ —		

The intrinsic value of outstanding and exercisable stock options as of December 31, 2007 represents the excess of our closing stock price ($41.18) on that date over the exercise price multiplied by the applicable number of shares that may be acquired upon exercise of stock options, and is therefore not presented in the table above if the result is a negative value. The intrinsic value of exercised stock options represents the excess of our stock price at the time the option was exercised and the exercise price and was $39.3 million for options exercised during 2007, $13.9 million for options exercised during 2006, and $10.9 million for options exercised during 2005.

The weighted-average fair value of stock options as of the grant date was $11.07 for stock options granted during 2007, $7.61 for stock options granted during 2006, and $4.82 for stock options granted during 2005.

Stock options generally vest 20% at the time of the grant and in 20% annual increments thereafter. In February 2007, however, in lieu of awarding options similar in size to prior years to two of our senior executives, the Compensation Committee of our Board of Directors accelerated the vesting of options held by these executives so that all such options became immediately vested and exercisable. As a result, the vesting of 705,000 options was accelerated and compensation expense of $4.1 million which would have been recognized in 2007 through 2010 was recognized in the first quarter of 2007.

Restricted Stock

We also make restricted stock grants to certain officers and, beginning in May 2006, to non-employee directors, pursuant to the 2003 Stock Incentive Plan. The vesting terms of these grants are specific to the individual grant. Generally, a portion of the shares vest immediately and the remainder vest in equal annual amounts over the next two to five years.

The following table summarizes restricted stock activity as of and for the years ended December 31, 2007, 2006, and 2005.

	2007		2006		2005	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of January 1	72,666	$47.62	15,000	$16.77	80,001	$16.71
Granted	96,500	65.29	99,000	47.91	66,000	35.41
Vested	(32,668)	49.11	(41,334)	37.13	(131,001)	26.13
Nonvested restricted stock grants outstanding as of December 31	136,498	$59.75	72,666	$47.62	15,000	$16.77
Intrinsic value (in thousands)	$ 5,621		$ 3,795		$ 705	

The total fair value of restricted stock grants which vested during 2007 was $2.0 million, during 2006 was $2.0 million and during 2005 was $5.1 million.

Threshold-Vesting Stock Options

Under the 1998 Incentive Stock Plan (the "1998 Incentive Plan"), we may also grant stock incentive awards to employees in the form of threshold-vesting stock options ("TSOs"). The exercise price of the TSO is the Current Market Price ("CMP") as defined in the 1998 Incentive Plan of our common stock on the date the TSO is granted. In order for the TSOs to vest, our common stock must achieve and sustain the Threshold Price for at least 20 consecutive trading days at any time over the five years following the date of grant. Participating employees must remain employed until vesting occurs in order to exercise the options. The Threshold Price is currently determined by multiplying the CMP on the date of grant by the Estimated Annual Growth Rate (currently 7%) and compounding the product over a five-year period. TSOs granted in 2004 and thereafter must be exercised within 30 days of the vesting date. TSOs granted prior to 2004, all of which have vested, have a term of up to 10 years. The 1998 Incentive Plan provides for the issuance of 11.0 million shares, of which 8,163,995 options have been granted as of December 31, 2007, subject to certain customary adjustments to prevent dilution.

The following table summarizes TSO activity as of December 31, 2007 by grant year.

	TSO Grant Year		
	2007	2006	2005
Granted prior to January 1	—	1,400,000	1,000,000
Forfeited	—	(84,773)	(118,332)
Vested and Exercised	—	—	(723,920)
TSOs outstanding at January 1, 2007	—	1,315,227	157,748
Granted in 2007	1,400,000	—	—
Forfeited in 2007(1)	(86,110)	(79,659)	(1,334)
Vested and Exercised in 2007	—	—	(156,414)
TSOs outstanding at December 31, 2007(2)	1,313,890	1,235,568	—
Intrinsic value (in thousands)(3)	$ —	$ —	$ —
Intrinsic value — options exercised (in thousands)	—	—	903
Fair value — options exercised (in thousands)	—	—	596
Cash received — options exercised (in thousands)	—	—	5,539
Exercise price(4)	$ 65.81	$ 50.47	$ 35.41
Threshold price	92.30	70.79	49.66
Fair value of options on grant date	9.54	6.51	3.81
Remaining contractual term (in years)	4.1	3.1	—

(1) No TSO expirations for years presented.

(2) TSOs outstanding at December 31, 2007 for the years 2004 and prior were 133,621.

(3) Intrinsic value is not presented if the result is a negative number.

(4) A weighted average exercise price is not applicable as there is only one grant date and issue per year.

We have a $200 million per fiscal year common stock repurchase program which gives us the ability to acquire some or all of the shares of common stock to be issued upon the exercise of the TSOs.

Other Required Disclosures

The fair values of TSOs granted in 2007, 2006 and 2005 were estimated using the binomial method. The value of restricted stock grants is calculated as the average of the high and low stock prices on the date of the initial grant. The fair values of all other stock options were estimated on the date of grant using the Black-Scholes-Merton option pricing model. These fair values are affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. Expected volatilities are based on historical volatility of our stock price as well as that of our peer group, implied volatilities and various other factors. Historical data, such as the past performance of our common stock and the length of service by employees, was used to estimate expected life of the TSOs and our stock options and represents the period of time that options are expected to be outstanding. The weighted average estimated value of stock options and TSOs granted during 2007, 2006 and 2005 were based on the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.70%	4.43%	3.40%
Dividend yield	4.00	4.00	4.00
Expected volatitity	24.72	22.94	21.61
Expected life (in years)	5.0	2.5-3.5	5.0

Compensation expense related to the Incentive Stock Plans, TSOs and restricted stock was $16.9 million in 2007, $14.0 million in 2006 and $11.1 million in 2005.

As of December 31, 2007, total compensation expense which had not yet been recognized related to nonvested options, TSOs and restricted stock grants was $29.2 million. Of this total, $9.7 million is expected to be recognized in 2008, $8.2 million in 2009, $7.0 million in 2010, $3.9 million in 2011 and $0.4 million in 2012. These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, actual forfeiture rates which differ from estimated forfeitures and/or timing of TSO vesting.

Employee Stock Purchase Plan

The General Growth Properties, Inc. Employee Stock Purchase Plan (the "ESPP") was established to assist eligible employees in acquiring stock ownership interest in GGP. Under the ESPP, eligible employees make payroll deductions over a six-month purchase period. At the end of each six-month purchase period, the amounts withheld are used to purchase shares of our common stock at a purchase price equal to 85% of the lesser of the closing price of a share of a common stock on the first or last trading day of the purchase period. The ESPP is considered a compensatory plan pursuant to SFAS 123(R). A maximum of 3.0 million shares of our common stock are reserved for issuance under the ESPP. Since inception, an aggregate of approximately 1.6 million shares of our common stock have been purchased by eligible employees under the ESPP, including 79,213 shares for the purchase period ending December 31, 2007 which were purchased at a price of $35.00 per share. Compensation expense related to the ESPP was $2.0 million in 2007, $1.5 million in 2006, and $2.0 million in 2005.

Defined Contribution Plan

We sponsor the General Growth 401(k) Savings Plan (the "401(k) Plan") which permits all eligible employees to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Subject to certain limitations (including an annual limit imposed by the Internal Revenue Code), each participant is allowed to make before-tax contributions up to 50% of gross earnings, as defined. We add to a participant's account through a matching contribution up to 5% of the participant's annual earnings contributed to the 401(k) Plan. We match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant. We recognized expense resulting from the matching contributions of $10.2 million in 2007, $9.3 million in 2006, and $7.5 million in 2005.

Dividend Reinvestment and Stock Purchase Plan

We have reserved up to 3.0 million shares of our common stock for issuance under the Dividend Reinvestment and Stock Purchase Plan ("DRSP"). In general, the DRSP allows participants to purchase our common stock from dividends received or additional cash investments. The stock is purchased at current market price, but no fees or commissions are charged to the participant. We expect to continue to satisfy DRSP common stock purchases by issuing new shares of our common stock or by repurchasing currently outstanding common stock. As of December 31, 2007, an aggregate of 651,590 shares of our common stock have been issued under the DRSP.

Note 11 Other Assets and Liabilities

The following table summarizes the significant components of "Prepaid expenses and other assets."

	December 31, 2007	December 31, 2006
	(In thousands)	
Below-market ground leases	$273,845	$280,516
Receivables — finance leases and bonds	114,979	111,694
Security and escrow deposits	83,638	76,834
Real estate tax stabilization agreement	79,454	83,378
Above-market tenant leases	75,285	53,981
Special Improvement District receivable	58,200	64,819
Prepaid expenses	52,820	37,528
Deferred income tax	24,088	15,070
Funded defined contribution plan assets	14,616	17,119
Insurance recovery receivable	—	14,952
Other	29,352	32,076
Total Prepaid expenses and other assets	$806,277	$787,967

The following table summarizes the significant components of "Accounts payable and accrued expenses."

	December 31, 2007	December 31, 2006
	(In thousands)	
Accounts payable and accrued expenses	$ 302,719	$ 200,936
Deferred purchase price obligation	254,000	—
Construction payables	206,044	188,038
Fin 48 liability	146,201	—
Below-market tenant leases	127,641	117,963
Accrued interest	122,406	102,870
Hughes participation payable	86,008	90,793
Accrued real estate taxes	84,327	71,816
Deferred gains/income	79,479	56,414
Accrued payroll and other employee liabilities	71,191	58,372
Tenant and other deposits	28,212	32,887
Insurance reserve	19,407	12,800
Above-market ground leases	15,489	15,961
Funded defined contribution plan liabilities	14,616	17,119
Capital lease obligations	14,390	14,967
FIN 47 liability	14,321	11,493
Other	101,790	57,763
Total Accounts payable and accrued expenses	$1,688,241	$1,050,192

Note 12 Minority Interests

Common

Changes in outstanding Operating Partnership Common Units for the three years ended December 31, 2007 are as follows:

January 31, 2005	55,532,263
Conversion of Preferred Units into Common Units	729,890
Redemptions for GGP common stock	(3,200,258)
December 31, 2005	53,061,895
Conversion of Preferred Units into Common Units	1,163,333
Redemptions for GGP common stock	(1,334,637)
December 31, 2006	52,890,591
Conversion of Preferred Units into Common Units	76,625
Redemptions for GGP common stock	(1,116,230)
December 31, 2007	51,850,986

Under certain circumstances, the Common Units can be redeemed at the option of the holders for cash or, at our election, for shares of GGP common stock on a one-for-one basis. The holders of the Common Units also share equally with our common stockholders on a per share basis in any distributions by the Operating Partnership on the basis that one Common Unit is equivalent to one share of GGP common stock.

Also included in minority interests-common is minority interest in consolidated joint ventures of approximately $2.5 million as of December 31, 2007 and $6.4 million as of December 31, 2006.

Preferred

Components of minority interest — preferred as of December 31, 2007 and 2006 are as follows:

Security Type	Coupon Rate	Issuing Entity	Number of Units as of December 31, 2007	Per Unit Liquidation Preference	Carrying Amount 2007	Carrying Amount 2006
					(In thousands)	
Perpetual Preferred Units						
Redeemable Preferred Units ("RPUs")	8.95%	LLC	—	$ 250	$ —	$ 60,000
Cumulative Preferred Units ("CPUs")	8.25%	LLC	20,000	250	5,000	5,000
					5,000	65,000
Convertible Preferred Units						
Series B-JP Realty	8.50%	GGPLP	1,284,715	50	64,237	64,724
Series C-Glendale Galleria	7.00%	GGPLP	—	50	—	974
Series D-Foothills Mall	6.50%	GGPLP	532,750	50	26,637	26,637
Series E-Four Seasons Town Centre	7.00%	GGPLP	502,658	50	25,132	25,132
					116,006	117,467
Other preferred stock of consolidated subsidiaries	N/A	various	476	1,000	476	361
Total Minority Interest-Preferred					$121,482	$182,828

Holders of the RPUs and CPUs are entitled to receive cumulative preferential cash distributions prior to any distributions by the LLC to the Operating Partnership. The RPUs were redeemed in cash by the LLC in April 2007 for the liquidation preference amount.

The Convertible Preferred Units are convertible, with certain restrictions, at any time by the holder into Common Units of the Operating Partnership at the following rates:

	Number of Common Units for each Preferred Unit
Series B — JP Realty	3.000
Series D — Foothills Mall	1.508
Series E — Four Seasons Town Centre	1.298

Note 13 Accumulated Other Comprehensive Income

Components of accumulated other comprehensive income as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)	
Net unrealized gains (losses) on financial instruments	$ (909)	$1,386
Accrued pension adjustment	(462)	(705)
Foreign currency translation	37,369	9,238
Unrealized losses on available-for-sale securities	(340)	(337)
	$35,658	$9,582

Note 14 Commitments and Contingencies

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. Rental expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rents, was $12.0 million in 2007, $10.3 million in 2006 and $10.5 million in 2005.

We periodically enter into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project. In conjunction with the acquisition of The Grand Canal Shoppes in 2004, we entered into an agreement (the "Phase II Agreement") to acquire the multi-level retail space that is part of The Palazzo in Las Vegas, Nevada (the "Phase II Acquisition") which is connected to the existing Venetian and the Sands Expo and Convention Center facilities and The Grand Canal Shoppes. The project opened on January 18, 2008. The Phase II Agreement provides for the payment of a purchase price amount computed on a 6% capitalization rate on the projected net operating income of the Phase II retail space, as defined by the Phase II Agreement ("Phase II NOI"), up to $38 million and on a capitalization rate of 8% on Phase II NOI in excess of $38 million. We have agreed to an initial purchase price of approximately $300 million and additional payments will be made during the 48 months after closing if Phase II NOI increases. Closing of the acquisition, although subject to customary closing conditions, is now expected to be in the first quarter of 2008.

The following table summarizes the contractual maturities of our long-term commitments. Both long-term debt and ground leases include the related purchase accounting fair value adjustments:

	2008	2009	2010	2011	2012	Subsequent / Other (1)	Total
				(In thousands)			
Long-term debt-principal	$2,643,190	$3,219,734	$3,956,797	$7,111,582	$3,744,743	$3,606,093	$24,282,139
Retained debt-principal	2,446	2,606	119,694	776	37,740	—	163,262
Ground lease payments	15,895	15,907	15,805	15,333	15,137	596,964	675,041
FIN 48 obligations, including interest	20,174	—	—	—	—	126,027	146,201
Total	$2,681,705	$3,238,247	$4,092,296	$7,127,691	$3,797,620	$4,329,084	$25,266,643

(1) The remaining FIN 48 liability for which reasonable estimates about the timing of payments cannot be made is disclosed within the Subsequent/Other column.

Contingent Stock Agreement

In conjunction with the TRC Merger, we assumed TRC's obligations under a Contingent Stock Agreement ("CSA"). TRC entered into the CSA in 1996 when it acquired The Hughes Corporation ("Hughes"). This acquisition included various assets, including Summerlin (the "CSA Assets"), a development in our Master Planned Communities segment. We agreed that the TRC Merger would not have a prejudicial effect on the former Hughes owners or their successors (the "Beneficiaries") with respect to their receipt of securities pursuant to the CSA. We further agreed to indemnify and hold harmless the Beneficiaries against losses arising out of any breach by us of these covenants.

Under the CSA, we are required to issue shares of our common stock semi-annually (February and August) to the Beneficiaries. The number of shares to be issued is based on cash flows from the development and/or sale of the CSA Assets and our stock price. We account for the Beneficiaries' share of earnings from the CSA Assets as an operating expense. We delivered 698,601 shares of our common stock (including 146,969 treasury shares) to the Beneficiaries in 2007 and 1,815,019 (including 1,727,524 treasury shares) in 2006.

Under the CSA, we are also required to make a final stock distribution to the Beneficiaries in 2010, following a final valuation at the end of 2009. The amount of this distribution will be based on the appraised values of the CSA Assets at such time and is expected to be significant. We will account for this distribution as additional investments in the related assets (that is, contingent consideration).

Oakwood Center and Riverwalk Marketplace Damages

In September 2005, two of our operating retail properties, Oakwood Center, located in Gretna, Louisiana, and Riverwalk Marketplace, which is located near the convention center in downtown New Orleans, incurred hurricane and/or vandalism damage. We have comprehensive insurance coverage for both property damage and business interruption and, therefore, recorded insurance recovery receivables for both of such coverages. However, in 2006, because of actual and potential disputes with our insurance carriers, we commenced litigation to preserve our rights regarding certain claims. Both properties have now reopened.

The net book value of the property damage at these properties had been estimated to be approximately $36 million. The Oakwood component of such estimate continues to be subject to review and revision as discussed below. During 2007, we reached a final settlement with our insurance carrier with respect to Riverwalk Marketplace in the cumulative amount of approximately $17.5 million. Also during 2007, in connection with Oakwood Center, we reached final settlements with all of the insurance carriers for our first two layers of insurance coverage pursuant to which we have received a cumulative total to date of approximately $50 million. All of such insurance recovery proceeds from such carriers have been applied against the estimated property damage with the remainder recorded as recovery of operating costs and repairs, minimum rents and provision for doubtful accounts. As of December 31, 2007, although all recorded insurance recovery receivables have been collected, the litigation with respect to Oakwood Center remains pending and we continue to have discussions with our remaining insurance carriers at Oakwood Center regarding our unresolved and disputed claims with respect to deductibles, exclusions, additional business interruption coverage and the scope and cost of repair, cleaning, and replacement required at the property. While we believe that our claims are valid, there can be no assurance that any additional amounts will be collected.

Note 15 Recently Issued Accounting Pronouncements

In August 2007, the FASB proposed FASB Staff Position No. APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (including Partial Cash Settlements)" (FSP 14-a). FSP 14-a would require companies to separately account for the liability and equity components of the debt instruments in a manner that will reflect the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If the final FSP is issued, it would be retrospectively applied and effective for financial statements issued for fiscal years beginning after December 15, 2007. We are evaluating the impact of FSP 14-a on our financial statements.

In June 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007. We are evaluating the impact of EITF 06-11 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. With certain limitations, early adoption is permitted. Although SFAS 159 is effective for the year ending December 31, 2008, as permitted, management has elected not to adopt SFAS 159 for its existing financial assets and liabilities on January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on December 14, 2007, the FASB issued proposed Financial Staff Position No. SFAS 157-b (FSP 157-b) which would delay the effective date of SFAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-b partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for those items within its scope. We will adopt SFAS 157 except as it applies to those non financial assets and non financial liabilities as noted in FSP 157-b. In February 2008, the FASB issued two Staff Positions on SFAS 157: (1) FASB Staff Position No. FAS 157-1

(FAS 157-1), "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13," and (2) FASB Staff Position No. FAS 157-2 (FAS 157-2), "Effective Date of FASB Statement No. 157." FAS 157-1 excludes FASB Statement No. 13, *Accounting for Leases*, as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under Statement 13, from SFAS 157's scope. FAS 157-2 partially defers Statement 157's effective date. The partial adoption of SFAS 157 is not expected to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," ("SFAS 150") which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of SFAS 150 relating to measurement and classification provisions has been indefinitely postponed by the FASB. We did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. Though we have certain limited life ventures that appear to meet the criteria for liability recognition, we do not believe that the adoption of the currently postponed provisions of SFAS 150, if required, will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (R) *Business Combinations* and SFAS No. 160 *Non-controlling Interests in Consolidated Financial Statements* ("SFAS 141 (R)" and "SFAS 160", respectively). SFAS 141 (R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 141 (R) and SFAS 160 are effective for periods beginning on or after December 15, 2008. Early adoption is not permitted. We are currently evaluating the impact of these new statements on our financial statements.

Note 16 Segments

We have two business segments which offer different products and services. Our segments are managed separately because each requires different operating strategies or management expertise. We do not distinguish or group our consolidated operations on a geographic basis. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. Our reportable segments are as follows:

- *Retail and Other* — includes the operation, development and management of retail and other rental property, primarily shopping centers

- *Master Planned Communities* — includes the development and sale of land, primarily in large-scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas

The operating measure used to assess operating results for the business segments is Real Estate Property Net Operating Income ("NOI") which represents the operating revenues of the properties less property operating expenses, exclusive of depreciation and amortization. Management believes that NOI provides useful information about a property's operating performance.

The accounting policies of the segments are the same as those described in Note 2, except that we report unconsolidated real estate ventures using the proportionate share method rather than the equity method. Under the proportionate share method, our share of the revenues and expenses of the Unconsolidated Properties are combined with the revenues and expenses of the Consolidated Properties. Under the equity method, our share of the net revenues and expenses of the Unconsolidated Properties are reported as a single line item, "Equity in income of Unconsolidated Real Estate Affiliates," in our Consolidated Statements of Income and Comprehensive Income. This difference affects only the reported revenues and operating expenses of the segments and has no effect on our reported net earnings. In addition, other revenues include the NOI of discontinued operations and is reduced by the NOI attributable to our minority interest partners in consolidated joint ventures.

The total expenditures for additions to long-lived assets for the Master Planned Communities segment was $243.3 million for the year ended December 31, 2007, $200.4 million for the year ended December 31, 2006 and $170.0 million for the year ended December 31, 2005. Similarly, expenditures for long-lived assets for the Retail and Other segment was $1.50 billion for the year ended December 31, 2007, $699.4 million for the year ended December 31, 2006 and $498.0 million for the year ended December 31, 2005. Such amounts for the Master Planned Communities segment and the Retail and Other segment are included in the amounts listed as Land/Residential development and acquisitions expenditures and Acquisition/development of real estate and property additions/improvements, respectively, in the Consolidated Statements of Cash Flows.

The total amount of goodwill, as presented on the Consolidated Balance Sheets, is included in our Retail and Other segment. See Note 7 for more detail regarding the change in the value of goodwill within this segment.

Segment operating results are as follows:

	Year Ended December 31, 2007		
	Consolidated Properties	Unconsolidated Properties	Segment Basis
		(In thousands)	
Retail and Other			
Property revenues:			
Minimum rents	$1,933,674	$406,241	$2,339,915
Tenant recoveries	859,801	173,486	1,033,287
Overage rents	89,016	12,213	101,229
Other, including minority interest	115,910	82,884	198,794
Total property revenues	2,998,401	674,824	3,673,225
Property operating expenses:			
Real estate taxes	246,484	50,478	296,962
Repairs and maintenance	216,536	40,559	257,095
Marketing	54,664	12,233	66,897
Other property operating costs	421,228	150,041	571,269
Provision for doubtful accounts	5,426	1,978	7,404
Total property operating expenses	944,338	255,289	1,199,627
Retail and other net operating income	2,054,063	419,535	2,473,598
Master Planned Communities			
Land sales	145,649	85,017	230,666
Land sales operations	(116,708)	(57,813)	(174,521)
Master Planned Communities net operating income before impairment charge	28,941	27,204	56,145
Columbia and Fairwood Communities impairment charge	(127,600)	—	(127,600)
Master Planned Communities net operating income (loss)	(98,659)	27,204	(71,455)
Real estate property net operating income	$1,955,404	$446,739	$2,402,143

	Year Ended December 31, 2006		
	Consolidated Properties	Unconsolidated Properties	Segment Basis
		(In thousands)	
Retail and Other			
Property revenues:			
Minimum rents	$1,753,508	$428,337	$2,181,845
Tenant recoveries	773,034	187,782	960,816
Overage rents	75,945	15,966	91,911
Other, including minority interest	99,779	88,552	188,331
Total property revenues	2,702,266	720,637	3,422,903
Property operating expenses:			
Real estate taxes	218,549	58,832	277,381
Repairs and maintenance	199,078	43,768	242,846
Marketing	48,626	13,184	61,810
Other property operating costs	373,020	154,010	527,030
Provision for doubtful accounts	22,078	793	22,871
Total property operating expenses	861,351	270,587	1,131,938
Retail and other net operating income	1,840,915	450,050	2,290,965
Master Planned Communities			
Land sales	423,183	85,561	508,744
Land sales operations	(316,453)	(62,304)	(378,757)
Master Planned Communities net operating income	106,730	23,257	129,987
Real estate property net operating income	$1,947,645	$473,307	$2,420,952

	Year Ended December 31, 2005		
	Consolidated Properties	Unconsolidated Properties	Segment Basis
		(In thousands)	
Retail and Other			
Property revenues:			
Minimum rents	$1,670,387	$393,740	$2,064,127
Tenant recoveries	754,836	181,193	936,029
Overage rents	69,628	14,085	83,713
Other, including minority interest and discontinued operations	107,674	64,803	172,477
Total property revenues	2,602,525	653,821	3,256,346
Property operating expenses:			
Real estate taxes	206,193	55,138	261,331
Repairs and maintenance	195,292	43,411	238,703
Marketing	63,522	14,705	78,227
Other property operating costs	390,051	120,381	510,432
Provision for doubtful accounts	13,868	4,857	18,725
Total property operating expenses	868,926	238,492	1,107,418
Retail and other net operating income	1,733,599	415,329	2,148,928
Master Planned Communities			
Land sales	385,205	83,089	468,294
Land sales operations	(311,815)	(60,826)	(372,641)
Master Planned Communities net operating income	73,390	22,263	95,653
Real estate property net operating income	$1,806,989	$437,592	$2,244,581

The following reconciles NOI to GAAP-basis operating income and income from continuing operations:

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Real estate property net operating income	$ 2,402,143	$ 2,420,952	$ 2,244,581
Unconsolidated Properties NOI	(446,739)	(473,307)	(437,592)
Consolidated Properties NOI	1,955,404	1,947,645	1,806,989
Management and other fees	106,584	115,798	91,022
Property management and other costs	(198,610)	(181,033)	(144,526)
General and administrative	(37,005)	(18,800)	(15,539)
Litigation provision	(89,225)	—	—
Depreciation and amortization	(670,454)	(690,194)	(672,914)
Discontinued operations and minority interest in consolidated NOI	11,167	15,036	(6,048)
Operating income	1,077,861	1,188,452	1,058,984
Interest income	8,641	11,585	10,416
Interest expense	(1,174,097)	(1,117,437)	(1,031,241)
Benefit from (provision for) income taxes	294,160	(98,984)	(51,289)
Income allocated to minority interest	(77,012)	(37,761)	(43,989)
Equity in income of unconsolidated affiliates	158,401	114,241	120,986
Income from continuing operations	$ 287,954	$ 60,096	$ 63,867

The following reconciles segment revenues to GAAP-basis consolidated revenues:

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Segment basis total property revenues	$3,673,225	$3,422,903	$3,256,346
Unconsolidated segment revenues	(674,824)	(720,637)	(653,821)
Land sales	145,649	423,183	385,205
Management and other fees	106,584	115,798	91,022
Real estate net operating income attributable to minority interests, net of discontinued operations	11,167	15,036	(6,048)
GAAP-basis consolidated total revenues	$3,261,801	$3,256,283	$3,072,704

The assets by segment and the reconciliation of total segment assets to the total assets in the consolidated financial statements at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	(In thousands)	
Retail and Other	$28,790,732	$26,421,063
Master Planned Communities	2,176,218	2,167,971
Total segment assets	30,966,950	28,589,034
Unconsolidated Properties	(4,143,866)	(4,753,634)
Corporate and other	1,991,235	1,406,045
Total assets	$28,814,319	$25,241,445

Note 17 Pro Forma Financial Information

The following pro forma financial information has been presented as a result of the Homart I acquisition on July 6, 2007 (Note 3). The pro forma financial information is based upon the historical financial information of GGP, excluding discontinued operations, and the historical financial information of the GGP/Homart I portfolio as if the acquisition had occurred on the first day of each respective period presented.

The following pro forma financial information does not purport to present what actual results would have been had the Homart I acquisition, in fact, occurred on January 1, 2007 and on January 1, 2006, or to project our results of operations for future periods.

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	As Reported	Pro Forma Adjustments	Pro Forma	As Reported	Pro Forma Adjustments	Pro Forma
	(In thousands except for per share amounts)					
Total revenues	$3,261,801	$172,799	$3,434,600	$3,256,283	$343,849	$3,600,132
Operating income	1,077,861	79,116	1,156,977	1,188,452	162,322	1,350,774
Equity in income of Unconsolidated Real Estate Affiliates	158,401	(7,691)	150,710	114,241	(23,979)	90,262
Income from continuing operations	287,954	2,752	290,706	60,096	10,069	70,165
Per Share Data:						
Weighted average shares — basic	243,992		243,992	241,222		241,222
Weighted average shares — dilutive	244,538		244,538	242,054		242,054
Income from continuing operations per share — basic	$ 1.18		$ 1.19	$ 0.25		$ 0.29
Income from continuing operations per share — diluted	$ 1.18		$ 1.19	$ 0.24		$ 0.28

Pro Forma Adjustments

The pro forma adjustments present the results of the GGP/Homart I portfolio as if the portfolio was consolidated as of January 1st and eliminates our share of GGP/Homart I from the Equity in unconsolidated real estate affiliates.

The adjustments eliminate the management fee income, net of income taxes, earned by GGMI for various management and leasing services provided to GGP/Homart I prior to the Homart I acquisition. The adjustments also eliminate the management fee expense incurred by the GGP/Homart I portfolio. The amortization of the straight-line rent receivable is restarted as of January 1st.

In addition, the adjustments reverse the depreciation expense incurred prior to acquisition by the GGP/Homart I portfolio and reflect 12 months of depreciation expense on the adjusted basis of assets. The adjustments reflect 12 months of amortization expense for the intangible assets, including in-place leases and above and below market leases, recorded during the Homart I acquisition. The adjustments also present an estimate of 12 months of interest expense related to the $750 million bank loan (Note 3) that was used to fund primarily all of the initial cash purchase price. Finally, the Homart I acquisition has no impact on Income (loss) from discontinued operations for the years ended December 31, 2007 and 2006.

Note 18 Quarterly Financial Information (Unaudited)

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except for per share amounts)			
Total revenues	$728,788	$740,082	$864,258	$928,668
Operating income	242,174	277,146	327,543	230,993
Income (loss) from continuing operations	230,194	8,392	(9,359)	58,726
Net income (loss)	230,194	8,392	(9,359)	58,726
Earnings (loss) per share from continuing operations:*				
Basic	0.94	0.03	(0.04)	0.24
Diluted	0.94	0.03	(0.04)	0.24
Earnings (loss) per share:*				
Basic	0.94	0.03	(0.04)	0.24
Diluted	0.94	0.03	(0.04)	0.24
Distributions declared per share	0.45	0.45	0.45	0.50
Weighted-average shares outstanding:				
Basic	243,653	244,960	243,775	243,867
Diluted	244,406	245,627	243,775	244,258

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except for per share amounts)			
Total revenues	$828,619	$709,809	$746,031	$971,823
Operating income	307,747	245,449	265,355	369,901
Income (loss) from continuing operations	23,014	(25,813)	(8,161)	71,056
Loss from discontinued operations	—	—	—	(823)
Net income (loss)	23,014	(25,813)	(8,161)	70,233
Earnings (loss) per share from continuing operations:				
Basic	0.10	(0.11)	(0.03)	0.29
Diluted	0.10	(0.11)	(0.03)	0.29
Earnings (loss) per share:				
Basic	0.10	(0.11)	(0.03)	0.29
Diluted*	0.10	(0.11)	(0.03)	0.29
Distributions declared per share	0.41	0.41	0.41	0.45
Weighted-average shares outstanding:				
Basic	240,621	241,330	241,150	241,779
Diluted	241,588	241,330	241,150	242,739

* Earnings (loss) per share for the quarters do not add up to the annual earnings per share due to the issuance of additional common stock during the year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

We have audited the consolidated financial statements of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the Company's internal control over financial reporting as of December 31, 2007, and have issued our reports thereon dated February 26, 2008 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in the Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule on page F-1 of this Form 10-K. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the infonnation set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 26, 2008

EXHIBIT INDEX

3.1 Restated Certificate of Incorporation of General Growth Properties, Inc. filed with the Delaware Secretary of State on February 10, 2006 (previously filed as Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

3.2 Bylaws of General Growth Properties, Inc., as amended (previously filed as Exhibit 3(ii) to the Current Report on Form 8-K dated November 8, 2006 which was filed with the SEC on November 14, 2006, incorporated herein by reference).

3.3 Certificate of Designations, Preferences and Rights of Increasing Rate Cumulative Preferred Stock, Series I filed with the Delaware Secretary of State on February 26, 2007 (previously filed as Exhibit 3.3 to the Annual Report on Form 10-K for the year ended December 31, 2006, which was previously filed with the SEC on March 1, 2007, incorporated herein by reference).

4.1 Form of Common Stock Certificate (previously filed as Exhibit 4.1 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.2 Rights Agreement dated July 27, 1993, between General Growth Properties, Inc. and certain other parties named therein (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.3 Amendment to Rights Agreement dated as of February 1, 2000, between General Growth Properties, Inc. and certain other parties named therein (previously filed as Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2003, incorporated herein by reference).

4.4 Redemption Rights Agreement dated July 13, 1995, by and among GGP Limited Partnership (the "Operating Partnership"), General Growth Properties, Inc. and the persons listed on the signature pages thereof (previously filed as Exhibit 4.4 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.5 Redemption Rights Agreement dated December 6, 1996, among the Operating Partnership, Forbes/Cohen Properties, Lakeview Square Associates, and Jackson Properties (previously filed as Exhibit 4.5 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.6 Redemption Rights Agreement dated June 19, 1997, among the Operating Partnership, General Growth Properties, Inc., and CA Southlake Investors, Ltd. (previously filed as Exhibit 4.6 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.7 Redemption Rights Agreement dated October 23, 1997, among General Growth Properties, Inc., the Operating Partnership and Peter Leibowits (previously filed as Exhibit 4.7 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.8 Redemption Rights Agreement dated April 2, 1998, among the Operating Partnership, General Growth Properties, Inc. and Southwest Properties Venture (previously filed as Exhibit 4.8 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.9 Redemption Rights Agreement dated July 21, 1998, among the Operating Partnership, General Growth Properties, Inc., Nashland Associates, and HRE Altamonte, Inc. (previously filed as Exhibit 4.9 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.10 Redemption Rights Agreement dated October 21, 1998, among the Operating Partnership, General Growth Properties, Inc. and the persons on the signature pages thereof (previously filed as Exhibit 4.10 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.11 Redemption Rights Agreement (Common Units) dated July 10, 2002, by and among the Operating Partnership, General Growth Properties, Inc. and the persons listed on the signature pages thereof (filed herewith).

4.12 Redemption Rights Agreement (Series B Preferred Units) dated July 10, 2002, by and among the Operating Partnership, General Growth Properties, Inc. and the persons listed on the signature pages thereof (filed herewith).

4.13 Redemption Rights Agreement (Common Units) dated November 27, 2002, by and among the Operating Partnership, General Growth Properties, Inc. and JSG, LLC (previously filed as Exhibit 10(MMM) to the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003, incorporated herein by reference).

4.14 Redemption Rights Agreement dated December 11, 2003, by and among the Operating Partnership, General Growth Properties, Inc. and Everitt Enterprises, Inc. (previously filed as Exhibit 10.44 to the Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004, incorporated herein by reference).

4.15 Redemption Rights Agreement dated March 5, 2004, by and among the Operating Partnership, General Growth Properties, Inc. and Koury Corporation (filed herewith).

4.16 Registration Rights Agreement dated April 15, 1993, between General Growth Properties, Inc., Martin Bucksbaum, Matthew Bucksbaum and the other parties named therein (filed herewith).

4.17 Amendment to Registration Rights Agreement dated February 1, 2000, among General Growth Properties, Inc. and certain other parties named therein (previously filed as Exhibit 10.16 to the Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004, incorporated herein by reference).

4.18 Registration Rights Agreement dated April 17, 2002, between General Growth Properties, Inc. and GSEP 2002 Realty Corp. (filed herewith).

4.19 Rights Agreement dated November 18, 1998, between General Growth Properties, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C) (previously filed as Exhibit 4.19 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.20 First Amendment to Rights Agreement dated as of November 10, 1999, between General Growth Properties, Inc. and Norwest Bank Minnesota, N.A. (previously filed as Exhibit 4.20 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.21 Second Amendment to Rights Agreement dated as of December 31, 2001, between General Growth Properties, Inc. and Mellon Investor Services, LLC, successor to Norwest Bank Minnesota, N.A. (previously filed as Exhibit 4.13 to the Registration Statement on Form S-3 (No. 333-82134) dated February 4, 2002 which was filed with the SEC on February 5, 2002, incorporated herein by reference).

4.22 Letter Agreement concerning Rights Agreement dated November 10, 1999, between the Operating Partnership and NYSCRF (previously filed as Exhibit 4.22 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

4.23 The Rouse Company and The First National Bank of Chicago (Trustee) Indenture dated as of February 24, 1995 (previously filed as Exhibit 4.23 to the Annual Report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 22, 2005, incorporated herein by reference).

4.24 The Rouse Company LP, TRC Co-Issuer, Inc. and LaSalle Bank National Association (Trustee) Indenture dated May 5, 2006 (previously filed as Exhibit 4.24 to the Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, incorporated herein by reference).

4.25 Second Amended and Restated Credit Agreement dated as of February 24, 2006 among General Growth Properties, Inc., Operating Partnership and GGPLP L.L.C., as Borrowers; the several lenders from time to time parties thereto; Banc of America Securities LLC, Eurohypo AG, New York Branch ("Eurohypo") and Wachovia Capital Markets, LLC, as Arrangers; Eurohypo, as Administrative Agent; Bank of America, N.A., and Wachovia Bank, National Association, as Syndication Agents; and Lehman Commercial Paper, Inc., as Documentation Agent (previously filed as Exhibit 4.1 to the Current Report on Form 8-K dated February 24, 2006 which was filed with the SEC on March 2, 2006, incorporated herein by reference).

4.26	Indenture, dated as of April 16, 2007, between the Operating Partnership and LaSalle Bank National Association (previously filed as Exhibit 4.1 to the Current Report on Form 8-K dated April 16, 2007, which was filed with the SEC on April 19, 2007, incorporated herein by reference).
10.1	Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated April 1, 1998 (the "LP Agreement") (previously filed as Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).
10.2	First Amendment to the LP Agreement dated as of June 10, 1998 (previously filed as Exhibit 10(B) to the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003, incorporated herein by reference).
10.3	Second Amendment to the LP Agreement dated as of June 29, 1998 (previously filed as Exhibit 10(C) to the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003, incorporated herein by reference).
10.4	Third Amendment to the LP Agreement dated as of February 15, 2002 (filed herewith).
10.5	Amendment to the LP Agreement dated as of April 24, 2002 (filed herewith).
10.6	Fourth Amendment to the LP Agreement dated as of July 10, 2002 (filed herewith).
10.7	Amendment to the LP Agreement dated as of November 27, 2002 (previously filed as Exhibit 10(G) to the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003, incorporated herein by reference).
10.8	Sixth Amendment to the LP Agreement and Exhibit A to the Amendment dated as of November 20, 2003 (previously filed as Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004, incorporated herein by reference).
10.9	Amendment to the LP Agreement and Exhibit A to the Amendment dated as of December 11, 2003 (previously filed as an Exhibit 10.9 to the Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004, incorporated herein by reference).
10.10	Amendment to the LP Agreement dated March 5, 2004 (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 which was filed with the SEC on May 7, 2004, incorporated herein by reference).
10.11	Amendment to the LP Agreement dated November 12, 2004 (previously filed as Exhibit 10.3 to the Current Report on Form 8-K/A dated November 12, 2004 which was filed with the SEC on November 18, 2004, incorporated herein by reference).
10.12	Amendment to the LP Agreement dated September 30, 2006 (previously filed as Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, incorporated herein by reference).
10.13	Twelfth Amendment to the LP Agreement dated December 31, 2006 (previously filed as Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, incorporated herein by reference).
10.14	Second Amended and Restated Operating Agreement of GGPLP L.L.C. dated April 17, 2002 (the "LLC Agreement") (filed herewith).
10.15	First Amendment to the LLC Agreement dated April 23, 2002 (filed herewith).
10.16	Second Amendment to the LLC Agreement dated May 13, 2002 (filed herewith).
10.17	Third Amendment to the LLC Agreement dated October 30, 2002 (previously filed as Exhibit 10(Y) to the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003, incorporated herein by reference).
10.18	Fourth Amendment to the LLC Agreement dated April 7, 2003 (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 which was filed with the SEC on May 9, 2003, incorporated herein by reference).
10.19	Fifth Amendment to the LLC Agreement dated April 11, 2003 (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 which was filed with the SEC on May 9, 2003, incorporated herein by reference).

10.20 Sixth Amendment to the LLC Agreement dated November 12, 2004 (previously filed as Exhibit 10.2 to the Current Report on Form 8-K/A dated November 12, 2004 which was filed with the SEC on November 18, 2004, incorporated herein by reference).

10.21 Operating Agreement dated November 10, 1999, between the Operating Partnership, NYSCRF, and GGP/Homart II L.L.C. (previously filed as Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.22 Amendment to the Operating Agreement of GGP/Homart II L.L.C. dated November 22, 2002 (previously filed as Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.23 Letter Amendment to the Operating Agreement of GGP/Homart II L.L.C. dated January 31, 2003 (previously filed as Exhibit 10.22 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.24 Second Amendment to the Operating Agreement of GGP/Homart II L.L.C. dated January 31, 2003 (previously filed as Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.25 Third Amendment to the Operating Agreement of GGP/Homart II L.L.C. dated February 8, 2008 (filed herewith).

10.26 Amended and Restated Operating Agreement of GGP-TRS L.L.C. dated August 26, 2002, between the Operating Partnership, Teachers' Retirement System of the State of Illinois and GGP-TRS L.L.C. (previously filed as Exhibit 10.24 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.27 First Amendment to Amended and Restated Operating Agreement of GGP-TRS L.L.C. dated December 19, 2002 (previously filed as Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.28 Second Amendment to Amended and Restated Operating Agreement of GGP-TRS L.L.C. dated November 1, 2005 (previously filed as Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006, incorporated herein by reference).

10.29* Summary of Non-Employee Director Compensation Program (filed herewith).

10.30 Contingent Stock Agreement, effective January 1, 1996, by The Rouse Company and in favor of and for the benefit of the Holders and the Representatives (as defined therein) (filed herewith).

10.31 Assumption Agreement dated October 19, 2004 by General Growth Properties, Inc. and The Rouse Company in favor of and for the benefit of the Holders and the Representatives (as defined therein) (previously filed as Exhibit 99.2 to the Registration Statement on Form S-3/A (No. 333-120373) which was filed with the SEC on December 23, 2004, incorporated herein by reference).

10.32 Indemnity Agreement dated as of February 2006 by the Company and The Rouse Company, LP. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 which was filed with the SEC on May 10, 2006, incorporated herein by reference).

10.33* General Growth Properties, Inc. 1998 Incentive Stock Plan, as amended (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 which was filed with the SEC on August 8, 2005, incorporated herein by reference).

10.34* Amendment dated November 8, 2006 and effective January 1, 2007 to General Growth Properties, Inc. 1998 Incentive Stock Plan (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 which was filed with the SEC on November 8, 2006, incorporated herein by reference).

10.35* Form of Option Agreement pursuant to 1998 Incentive Stock Plan (previously filed as Exhibit 10.47 to the Annual Report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 22, 2005, incorporated herein by reference).

10.36* General Growth Properties, Inc. 2003 Incentive Stock Plan, as amended (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 which was filed with the SEC on August 9, 2006, incorporated herein by reference).

10.37* Amendment dated November 8, 2006 and effective January 1, 2007 to General Growth Properties, Inc. 2003 Incentive Stock Plan (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 which was filed with the SEC on November 8, 2006, incorporated herein by reference).

10.38* Form of Option Agreement pursuant to 2003 Incentive Stock Plan (previously filed as Exhibit 10.48 to the Annual Report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 22, 2005, incorporated herein by reference).

10.39* Form of Employee Restricted Stock Agreement pursuant to the 2003 Incentive Stock Plan (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 which was filed with the SEC on August 9, 2006, incorporated herein by reference).

10.40* Form of Non-Employee Director Restricted Stock Agreement pursuant to the 2003 Incentive Stock Plan (previously filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 which was filed with the SEC on August 9, 2006, incorporated herein by reference).

21 List of Subsidiaries (filed herewith).

23.1 Consent of Deloitte & Touche LLP (filed herewith).

23.2 Consent of KPMG LLP (filed herewith).

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

99.1 Financial Statements of TRCLP, a wholly owned subsidiary of GGPLP (filed herewith).

(*) A compensatory plan or arrangement required to be filed.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrant has not filed debt instruments relating to long-term debt that is not registered and for which the total amount of securities authorized thereunder does not exceed 10% of total assets of the registrant and its subsidiaries on a consolidated basis as of December 31, 2007. The registrant agrees to furnish a copy of such agreements to the Commission upon request.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Bucksbaum, certify that:

1. I have reviewed this annual report on Form 10-K of General Growth Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN BUCKSBAUM

John Bucksbaum
Chief Executive Officer

Date: February 26, 2008

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bernard Freibaum, certify that:

1. I have reviewed this annual report on Form 10-K of General Growth Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BERNARD FREIBAUM

Bernard Freibaum
Executive Vice President and
Chief Financial Officer

Date: February 26, 2008

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of General Growth Properties, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John Bucksbaum, in my capacity as Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN BUCKSBAUM

John Bucksbaum
Chief Executive Officer

February 26, 2008

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of General Growth Properties, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bernard Freibaum, in my capacity as Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BERNARD FREIBAUM

Bernard Freibaum
Chief Financial Officer

February 26, 2008

directors and officers

DIRECTORS

Matthew Bucksbaum
Founder and
Chairman Emeritus

John Bucksbaum
Chairman and
Chief Executive Officer

Alan S. Cohen
Vice President,
Enterprise Solutions
Cisco Systems, Inc.
San Jose, CA

Anthony Downs
Senior Fellow,
The Brookings Institution
Washington, D.C.

Bernard Freibaum
Executive Vice President
and Chief Financial Officer

Adam S. Metz
Co-founding Partner,
Polaris Capital LLC
Northbrook, IL

Robert Michaels
President and
Chief Operating Officer

Thomas H. Nolan
Private Real Estate Investor

John T. Riordan
Ex-officio Trustee of
the International Council
of Shopping Centers
Cotuit, MA

Beth Stewart
Chief Executive Officer,
Storetrax.com
Rockville, MD

OFFICERS

Matthew Bucksbaum
Founder and
Chairman Emeritus

John Bucksbaum
Chairman and
Chief Executive Officer

Robert Michaels
President and
Chief Operating Officer

Bernard Freibaum
Executive Vice President
and Chief Financial Officer

Jean Schlemmer
Chief Corporate
Development Officer

Joel Bayer
Senior Vice President,
Chief Investment Officer

Alex Berman
Senior Vice President,
GGP International

Thomas D'Alesandro
Senior Vice President,
Mixed Use and MPC

Marshall E. Eisenberg
Secretary

Ronald L. Gern
Senior Vice President,
General Counsel
and Assistant Secretary

Melinda Holland
Senior Vice President,
Business Development

Edmund Hoyt
Senior Vice President,
Chief Accounting Officer

Chuck Lhotka
Chief Administrative Officer

Sharon Polonia
Senior Vice President,
Asset Management

Daniel Sheridan
Executive Vice President,
Asset Management

Warren Wilson
Senior Vice President,
Development

Rob Wyant
Senior Vice President,
Development

corporate information

CORPORATE OFFICE
110 North Wacker Drive
Chicago, Illinois 60606
(312) 960-5000

EMPLOYEES
4,200

REGISTRAR AND TRANSFER AGENT AND SHAREOWNER SERVICES DEPARTMENT
BNY Mellon
Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-2053

You may contact the Administrator at (888) 395-8037 or www.melloninvestor.com/isd
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD for Foreign Shareholders: 1-800-231-5469

Information about the Dividend Reinvestment and Stock Purchase Plan may also be obtained from Mellon.

COMMON STOCK PRICE AND DIVIDENDS
New York Stock Exchange
New York, New York
NYSE Symbol: GGP (Common)

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Chicago, Illinois

ANNUAL MEETING
The Annual Meeting of Stockholders of General Growth Properties, Inc. will be held on May 14, 2008, at General Growth Properties, 110 North Wacker Drive, Chicago, Illinois, at 9 a.m. CT.

FORM 10-K
Readers who wish to receive, without charge, a copy of Form 10-K as filed with the Securities and Exchange Commission should call (866) 818-9933 or visit our Web site at www.ggp.com and refer to our financial downloads page in the Investment section.

INVESTOR RELATIONS CONTACT
Timothy Goebel
Director of Investor Relations

COMMON STOCK PRICE AND DIVIDENDS
Set forth below are the high and low sales prices per share of Common Stock for each such period as reported by the NYSE, and the distributions per share of Common Stock declared for each such period.

2007 Quarter Ended	**Price High**	**Price Low**	**Distribution**
March 31	$ 67.43	$ 51.16	$ .45
June 30	$ 65.89	$ 51.36	$ .45
September 30	$ 55.20	$ 42.40	$ .50
December 31	$ 57.84	$ 39.31	$ .50

2006 Quarter Ended	Price High	Price Low	Distribution
March 31	$ 52.32	$ 46.23	$ .41
June 30	$ 49.06	$ 41.92	$ .41
September 30	$ 48.70	$ 43.49	$ .45
December 31	$ 56.14	$ 46.14	$ .45



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110 North Wacker Drive, Chicago, Illinois 60606
(312) 960-5000 | ggp.com

END